                          ABANA PHARMACEUTICALS, INC.
                                P.O. BOX 360388
                        BIRMINGHAM, ALABAMA  35236-0388

Dear Fellow Shareholder:

     As previously announced, on October 24, 1996, Abana Pharmaceuticals, Inc. ("Abana") entered into a Plan of Reorganization and Agreement (the "Agreement") with Jones Medical Industries, Inc. ("JMED" or the "Company") providing for the acquisition of Abana by means of a merger (the "Merger") of Abana with and into a new subsidiary of JMED formed for that purpose. The undersigned, as the founders and holders of more than a majority of the outstanding stock of Abana, joined as parties to the Agreement and adopted the Agreement and Merger by written consent as permitted under Delaware law in lieu of soliciting proxies or consents from all shareholders.


     BECAUSE THE MERGER HAS ALREADY BEEN APPROVED AND ADOPTED BY THE UNDERSIGNED AS PRINCIPAL HOLDERS OWNING MORE THAN A MAJORITY OF THE OUTSTANDING COMMON STOCK OF ABANA, YOU ARE NOT BEING ASKED TO VOTE UPON OR TO CONSENT TO THE MERGER. UNDER THE TERMS OF THE AGREEMENT, THE MERGER IS TO BECOME EFFECTIVE AS OF THE CLOSE OF BUSINESS ON DECEMBER 31, 1996, ASSUMING FULFILLMENT OF CERTAIN CONDITIONS TO THE TRANSACTIONS AS OF THAT DATE.



     Under the terms of the Merger, each outstanding share of the common stock of Abana (other than the 362,519 shares, or approximately 16%, which have been owned by JMED since June 1, 1992) is to be converted into 0.22 of a share of the Common Stock of JMED. The Common Stock of JMED is traded over-the-counter on the Nasdaq National Market maintained by the National Association of Securities Dealers, Inc. The last reported sale price for the Common Stock of JMED on November 21, 1996 was $ 38 1/8.


     Details of the Merger and the Agreement are set forth in the accompanying Notice and Prospectus together with other important information which you are urged to read carefully. As more fully discussed elsewhere in this document, we believe that the Merger is in the best interest of Abana and its shareholders. Any shareholder not wishing to participate in the Merger may elect to seek appraisal rights under Delaware law as discussed in the accompanying Notice and Prospectus in order to receive in cash the "fair value" of the shares of common stock of Abana held by any such shareholder.

     In the event you elect to receive the Common Stock of JMED provided under the terms of the Merger, you may complete and forward the enclosed Letter of Transmittal, together with the certificate(s) representing your shares of the common stock of Abana, in order to facilitate distribution of the merger consideration promptly following the effective date of the Merger.

                                Yours sincerely,

                     Dale E. Eads           Perry N. Cole


November 22, 1996

                          ABANA PHARMACEUTICALS, INC.
                                P.O. BOX 360388
                        BIRMINGHAM, ALABAMA  35236-0388

                 NOTICE OF ACTION BY WRITTEN CONSENT OF HOLDERS
                 OF A MAJORITY OF THE OUTSTANDING COMMON STOCK

To the Stockholders of Abana Pharmaceuticals, Inc.:


     NOTICE IS HEREBY GIVEN that on October 23, 1996, the holders of more than a majority of the outstanding common stock of Abana Pharmaceuticals, Inc. ("Abana"), a Delaware corporation, adopted and approved a Plan of Reorganization and Agreement dated as of October 24, 1996, (the "Agreement") by and among Abana, Jones Medical Industries, Inc. ("JMED") and Messrs. Dale E. Eads and Perry N. Cole. The Agreement provides for the merger (the "Merger") of Abana with and into a wholly-owned subsidiary of JMED and pursuant to the Merger each outstanding share of the common stock of Abana (other than shares already beneficially owned by JMED or shares as to which dissenters' rights of appraisal are exercised) will be converted into 0.22 of a share of the Common Stock of JMED (the "Merger Consideration"). Fractional share interests in the Common Stock of JMED arising from the Merger and conversion will be settled in cash, based on the closing bid price per share of JMED Common Stock on the effective date of the Merger. Subject to the fulfillment and satisfaction of certain conditions to the Merger as set forth in the Agreement, the Merger will become effective as of the close of business on December 31, 1996, a date which is more than twenty days following the date upon which this Notice is being sent to holders of record of the shares of the common stock of Abana by certified mail, return receipt requested. Under Delaware law and the terms of the Agreement, the action by consent of holders of a majority of the outstanding common stock of Abana is sufficient to adopt the Agreement and Merger on behalf of Abana and its stockholders and, accordingly, no holder of the common stock of Abana is being asked to consent to or vote upon the Merger. A copy of the Agreement is available for inspection at the offices of Abana.



     The date of November 20, 1996, has been fixed as the record date for holders of the common stock of Abana to receive this Notice together with the accompanying Prospectus which sets forth certain information concerning JMED, Abana, the Agreement and the Merger.



     Holders of record of the common stock of Abana who do not wish to accept the Merger Consideration and who comply with the requirements of Section 262 of the Delaware General Corporation Law ("DGCL") have the right to seek an appraisal by the Delaware Court of Chancery of the "fair value" of their Abana common stock. For a description of the rights of holders pursuant to Section 262 and a description of the procedures to be followed in order to obtain such appraisal, see "The Merger - Dissenters' Rights of Appraisal" in the accompanying Prospectus and the copy of Section 262 of the DGCL which is attached as Appendix B thereto.


                                 By order of the Board of Directors,


Birmingham, Alabama
November 23, 1996                Perry N. Cole, Secretary

                         JONES MEDICAL INDUSTRIES, INC

                                   PROSPECTUS


     This Prospectus is being furnished by Jones Medical Industries, Inc.("JMED" or the "Company") to holders of the common stock, par value $.01 per share, of Abana Pharmaceuticals, Inc. ("Abana"), a Delaware corporation, in connection with the Notice to such holders in respect of the Plan of Reorganization and Agreement (the "Agreement") dated as of October 24, 1996, by and among Abana, JMED and Dale E. Eads and Perry N. Cole, as holders of more than a majority of the outstanding shares of the common stock of Abana, providing for a merger
(the "Merger") of Abana with and into a subsidiary of JMED pursuant to which each outstanding share of the common stock of Abana is to be converted into
0.22 of a share of the Common Stock, par value $.04 per share, of JMED.
Subject to the fulfillment of certain conditions thereto, the Merger is expected to become effective as of the close of business on December 31, 1996 pursuant to the filing at that time of a certificate of merger with the Secretary of State of Delaware.


     This Prospectus relates to the shares of the Common Stock of JMED issuable to holders of the common stock of Abana upon consummation of the Merger (other than shares held by Messrs. Eads and Cole who as the "Principal Holders," by their action on behalf of Abana by written consent, have heretofore irrevocably agreed to the terms of the Merger and are deemed, subject to consummation of the Merger, to have acquired the shares of the Common Stock of JMED issuable to them in a transaction not involving any public offering of such stock as of the date of the Agreement).

     Although holders of the common stock of Abana, other than the Principal Holders, are not being asked or provided the opportunity to vote upon or consent to the Merger, such holders have appraisal rights under Section 262 of the Delaware General Corporation Law. An election not to pursue such rights may be deemed to involve an "investment decision" to acquire shares of the Common Stock of JMED issuable upon consummation of the Merger and the Merger may therefore be deemed to involve an "offer" and "sale" of shares of the Common Stock of JMED to such holders. JMED has supplied all information contained in this Prospectus relating to JMED and its subsidiaries and Abana has supplied all information contained in this Prospectus relating to Abana.


     This Prospectus is first being mailed to holders of the common stock of Abana on or about November 23, 1996, twenty business days prior to the expected effective date of the Merger on December 31, 1996.


SEE "INVESTMENT CONSIDERATIONS AND RISK FACTORS" BEGINNING ON PAGE 1 FOR A DISCUSSION OF CERTAIN FACTORS CONCERNING JMED THAT SHOULD BE CONSIDERED BY HOLDERS OF THE COMMON STOCK OF ABANA.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                  THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.


               The date of this Prospectus is November 22, 1996

AVAILABLE INFORMATION

     JMED is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by JMED with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. The Common Stock of JMED is traded on the Nasdaq National Market and such reports, proxy statements and other information can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     JMED has filed with the Commission a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the approximately 129,322 shares of the Common Stock of JMED to be issued pursuant to the Merger to holders of the common stock of Abana (other than the Principal Holders who have heretofore consented to the Merger). This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Such additional information may be obtained from the Commission's principal office in Washington, D.C.


     The Registration Statement, including the exhibits thereto, and other reports, proxy statements and filings made by JMED are also generally available pursuant to the Commission's electronic data gathering, analysis and retrieval system known as "EDGAR," and can be accessed through the Internet at "http://www.sec.gov" by utilizing the following menu choices: at Menu 1 select "EDGAR Database of Corporate Information"; at Menu 2 select "Search the EDGAR Database"; at Menu 3 select "Search the EDGAR Archives"; at Menu 4 enter "jones AND medical" as your search. A list of available filings will appear and you may highlight and retrieve or print your selection(s).


     Statements contained in this Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each such instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. DOCUMENTS RELATING TO JMED (INCLUDING EXHIBITS UNLESS SPECIFICALLY INCORPORATED THEREIN) ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST TO JUDITH A. JONES, SECRETARY, JONES MEDICAL INDUSTRIES, INC., 1945 CRAIG ROAD, ST. LOUIS, MISSOURI 63146, TELEPHONE NUMBER 314-576-6100. JMED WILL ALSO PROVIDE TO ANY HOLDER OF COMMON STOCK OF ABANA SO REQUESTING A COPY OF THE AGREEMENT AND THE EXHIBITS THERETO. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST FOR COPIES OF THE AGREEMENT OR DOCUMENTS RELATING TO JMED SHOULD BE MADE BY DECEMBER 9, 1996.



     The following documents, which have been filed by JMED with the Commission, are hereby incorporated by reference in this Prospectus:

     (1)  JMED's Annual Report on Form 10-K for the year ended December 31,
1995;

      (2) JMED's Quarterly Reports on Form 10-Q for (i) the three months ended March 31, 1996, (ii) the six months ended June 30, 1996, and (iii) the nine months ended September 30, 1996 (as restated to reflect the acquisition of Galen Drugs of Florida, Inc. and its principal operating subsidiary, Daniels Pharmaceuticals, Inc.);

      (3) JMED's Proxy Statement dated April 24, 1996 for its annual meeting of shareholders on May 22, 1996;

      (4) JMED's Current Reports on Form 8-K dated March 18, 1996 (relating to the consummation of the acquisition of the Tapazole(R) product line from Eli Lilly & Co.) and August 30, 1996 (relating to the consummation of the acquisition of Galen Drugs of Florida, Inc and its principal operating subsidiary, Daniels Pharmaceuticals, Inc.) and November 8, 1996 (providing restated selected financial data for calendar years 1991-1995 incorporating the results of Galen and Daniels on a pooling of interests basis, a related restated Management's Discussion and Analysis of Financial Condition and Results of Operations for the two years ended December 31, 1995, and a related restatement of JMED's audited financial statements for the periods included in JMED's Annual Report on Form 10-K for the year ended December 31,1995).

     All documents filed by JMED pursuant to Sections 13(c), 14 or 15(d) of the Exchange Act after the date hereof and before the effective date of the Merger shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Proxy Statement to the extent that a statement contained herein or in another document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY JMED, ABANA OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THIS PROSPECTUS DOES NOT COVER ANY RESALES OF THE SHARES OF THE COMMON STOCK OF JMED OFFERED HEREBY TO BE RECEIVED BY ANY HOLDER OF THE COMMON STOCK OF ABANA WHO MAY BE DEEMED TO BE AFFILIATES OF ABANA OR JMED UPON THE CONSUMMATION OF THE MERGER. NO PERSON IS AUTHORIZED TO MAKE USE OF THIS PROSPECTUS IN CONNECTION WITH SUCH RESALES. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF JMED OR ABANA SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               TABLE OF CONTENTS

                                                                                                     Page

Available Information..............................................................................   ii
Incorporation of Certain Documents by Reference....................................................   ii
Table of Contents..................................................................................   iv

Summary............................................................................................  vii
     General.......................................................................................  vii
     The Parties to the Agreement and the Merger................................................... viii
     The Merger....................................................................................   ix
     The Agreement.................................................................................   xi
     Resales of Shares of Common Stock of JMED Received in the Merger..............................  xii
     Market Price Data............................................................................. xiii
     Comparative Unaudited Per Share Data..........................................................  xiv
     Summary Consolidated Financial Data of JMED...................................................   xv
     Summary Financial Data of Abana...............................................................  xvi

Investment Considerations and Risk Factors.........................................................    1
     Important Developments to Date during 1996....................................................    1
     Dependence on Sales of Key Pharmaceuticals....................................................    2
     Reliance on Third-Party Manufacturers and Sole Source Suppliers...............................    3
     Dependence on Acquisition Strategy............................................................    4
     Uncertainty of Future Financial Results; Fluctuations in Quarterly Operating Results .........    4
     Reimbursement Pricing Pressures Applicable to Pharmaceuticals.................................    5
     Intense Competition; Uncertainty of Technological Change......................................    5
     Government Regulation.........................................................................    6
     Risk of Price Adjustments and Product Returns.................................................    6
     Potential Product Liability; Limited Insurance Coverage.......................................    7
     Risk of Product Recall........................................................................    7
     Dependence Upon Certain Key Management........................................................    7
     Hazardous Materials...........................................................................    7
     Volatility of Common Stock Price..............................................................    7
     Market Risk of Shares Eligible for Resale.....................................................    8
     Market Price in Comparison to Book Value......................................................    8
     Anti-Takeover Effect of Charter Provisions and Delaware Law...................................    8

The Merger.........................................................................................    9
     Adoption of the Merger by Written Consent.....................................................    9
     Effective Time of the Merger..................................................................    9
     Effects of the Merger.........................................................................    9
     Management of Abana after the Merger..........................................................   10
     Interest of the Principal Holders in the Merger...............................................   10
     Regulatory Approvals..........................................................................   10
     Accounting Treatment..........................................................................   10
     Resales of Shares of Common Stock of JMED Received in the Merger..............................   11
     Procedures for Exchange of Abana Stock for Common Stock of JMED...............................   12
     Certain Federal Income Tax Consequences.......................................................   12
     Dissenters' Rights of Appraisal...............................................................   14
Background of the Transaction......................................................................   17


The Agreement........................................................................................  21
     General.........................................................................................  21
     Certain Representations and Warranties..........................................................  21
     Certain Covenants...............................................................................  22
     Inconsistent Activities.........................................................................  22
     Conditions to the Merger........................................................................  23
     Closing and Effectiveness.......................................................................  23
     Termination of the Agreement; Amendment.........................................................  23
     Agreements of Principal Holders.................................................................  23
          Escrow and Indemnification.................................................................  24
          Non-Competition Agreement..................................................................  24
     Fees and Expenses...............................................................................  24
Certain Information Concerning JMED..................................................................  25
     General.........................................................................................  25
     Industry Background
          The United States Pharmaceutical Market....................................................  25
          The United States Market for Nutritional Supplements.......................................  26
     Business Strategy...............................................................................  26
     Principal Products and Product Lines
          1996 Acquisitions of Thyroid Treatment Pharmaceuticals.....................................  26
          Critical Care Pharmaceuticals..............................................................  27
          Other Pharmaceuticals......................................................................  28
          Nutritional Supplements....................................................................  28
     Competition.....................................................................................  28
Certain Information Concerning Abana.................................................................  29
     Business........................................................................................  29
     Summary Financial Data Regarding Abana..........................................................  34
     Abana's Management's Discussion and Analysis of Financial Condition and Results of Operations...  35
     Management......................................................................................  41
     Principal Stockholders..........................................................................  44
Comparison of Shareholder Rights.....................................................................  45
Description of Capital Stock of Abana................................................................  45
Description of Capital Stock of JMED.................................................................  47
Legal Matters........................................................................................  48
Experts..............................................................................................  48

Index to Financial Information.......................................................................  F-1


Appendix A:         Opinion of Sirote & Permutt, P.C., as to certain tax matters

Appendix B:         Section 262 of the Delaware General Corporation Law

                                    SUMMARY

     The following is a summary of certain information contained in this Prospectus. This summary is not intended to be complete and is qualified in all respects by the more detailed information included in this Prospectus and its Exhibits. As used in this Prospectus, the term "JMED" or the "Company" refers to Jones Medical Industries, Inc. and, where the context so requires, its subsidiaries, and the term "Abana" refers to Abana Pharmaceuticals, Inc. JMED has supplied all information concerning JMED and its subsidiaries herein, and Abana has supplied all information concerning Abana included herein.


GENERAL

     This Prospectus relates to the pending merger (the "Merger") of Abana Pharmaceuticals, Inc. ("Abana"), a Delaware corporation, with and into Abana Acquisition Corporation ("AAC"), a Delaware corporation which is a wholly-owned subsidiary of Jones Medical Industries, Inc. ("JMED" or the "Company"), a Delaware corporation, pursuant to a Plan of Reorganization and Agreement (the "Agreement") dated October 24, 1996, by and among Abana, JMED and Messrs. Dale
E. Eads and Perry N. Cole. Messrs. Eads and Cole (individually a "Principal Holder" and collectively the "Principal Holders") were the founders of Abana and each currently holds an aggregate of 661,932 shares (approximately 29.2%) of the outstanding common stock of Abana together with options to acquire an additional 71,068 shares of such common stock of Abana. As parties to the Agreement, the Principal Holders adopted the Agreement on behalf of Abana by written consent in their collective capacity as holders of more than a majority of the outstanding common stock of Abana.

     NO MEETING OF THE HOLDERS OF THE COMMON STOCK OF ABANA IS NECESSARY OR REQUIRED TO BE HELD IN CONNECTION WITH THE MERGER AND NO VOTE OR CONSENT OF HOLDERS OF THE COMMON STOCK OF ABANA IS SOLICITED HEREBY.


     As a result of the Merger, among other things, (1) Abana will be merged with and into AAC which shall be the surviving corporation, (2) each outstanding share of the common stock of Abana will, except as noted below, be converted into 0.22 of a share of the Common Stock of JMED, and (3) each option outstanding to acquire shares of the common stock of Abana will be converted, to the nearest whole share, into an option to acquire 0.22 of a share of the Common Stock of JMED and the option price per share of the Common Stock of JMED in connection with such converted option, rounded to the nearest whole cent, will be 4.55 times the option price per share of the common stock of Abana. Shares of the common stock of Abana which are held in Abana's treasury or which are beneficially owned by JMED will be canceled and retired in the Merger. Fractional shares of the Common Stock of JMED arising from the Merger will not be issued but any fractional share interest due a holder of the common stock of Abana will be settled in cash based upon the last reported bid price per share of Common Stock of JMED on the effective date of the Merger. Any shares of the common stock of Abana as to which dissenters' rights of appraisal have been duly demanded as permitted under Delaware law, and not withdrawn or abandoned, will not be converted into shares of the Common Stock of JMED but will instead represent the right to receive in cash the fair value thereof as may be agreed to or appraised in accordance with Delaware law.



     The close of business on November 20, 1996 has been fixed as the record date for the determination of the holders of record of shares of the common stock of Abana entitled to Notice of the Merger and its adoption by the written consent of the Principal Holders as holders of a majority of the outstanding common stock of Abana.




     Subject to the satisfaction of the parties' respective conditions precedent to their obligations under the Agreement, the Merger is expected to become effective as of the close of business on December 31, 1996. In the event that the closing of the transactions contemplated by the Agreement are delayed to a date after December 31, 1996, the closing of such transaction will occur as soon thereafter as all conditions are satisfied or waived unless a party is entitled to and does elect to terminate the Agreement. In the event that a closing of the transactions contemplated by the Agreement should occur after December 31, 1996, the actual closing date will be the effective date of the Merger but the Agreement provides that for certain tax and accounting purposes the effective date will be deemed to be the close of business on the last day of the calendar month preceding the effective date of the Merger.

THE PARTIES TO THE AGREEMENT AND THE MERGER

     JONES MEDICAL INDUSTRIES, INC.

     JMED is engaged in the manufacture, marketing and sale of pharmaceuticals and nutritional supplements. Founded in 1981, the Company markets a wide variety of pharmaceuticals and branded nutritional supplements under its own trademarks and tradenames. The Company's product lines have been acquired through a series of 15 acquisitions which complemented or expanded its existing lines of business. The Company intends to leverage its existing marketing and sales capabilities through additional strategic acquisitions of complementary products and businesses, by expanding and increasing the penetration of its existing customer base, and through the introduction of new formats for pharmaceuticals and new formulations for nutritional supplements. During 1995, sales of pharmaceuticals and nutritional supplements accounted for approximately 59% and 41%, respectively, of the Company's total sales, as restated to reflect the acquisition of Galen Drugs of Florida, Inc. (the
"Daniels Acquisition") in a pooling of interests transaction.   For further
information concerning JMED, see "Investment Considerations and Risk Factors" and "Certain Information Concerning JMED" elsewhere in this Prospectus.

     Since June 1, 1992, JMED has been the holder of an aggregate of 362,519 shares of the common stock of Abana, representing approximately 16% of the currently outstanding common stock of Abana. Dennis M. Jones, Chairman of the Board and President of JMED, served as a director of Abana from June, 1992, until October, 1996, in accordance with rights granted to JMED in connection with its acquisition of shares of the common stock of Abana. See "Background of the Transaction - Prior Investment by JMED in Abana Stock."

     Although JMED is not a party to the Merger, as a party to the Agreement JMED is obligated to deliver or contribute the shares of Common Stock of JMED to be issued in the Merger.

     The principal executive offices of JMED are located at 1945 Craig Road, St. Louis, Missouri 63146, and the telephone number is (314) 576-6100.

     ABANA ACQUISITION CORPORATION


     AAC was incorporated on November 14, 1996, as a wholly-owned subsidiary of JMED established for the purposes of the transactions contemplated by the Agreement. AAC engages in no other business. The principal executive offices of AAC are currently located at the Company at 1945 Craig Road, St. Louis, Missouri 63146, and the telephone number is (314) 576-6100.


     ABANA PHARMACEUTICALS, INC.


     Abana was organized on March 7, 1988, to engage in the marketing, distribution and sale of branded generic pharmaceuticals sold as prescription drugs. Abana's product lines consist of antihistamine and decongestant products for respiratory ailments, a topical analgesic for otitis, and weight control products. At November 1, 1996, Abana had 47 sales representatives calling on physicians in 17 states, primarily in the southeastern and south central United States.


     Abana's executive offices are located at Suite 260, 1 Chase Corporate Drive, Birmingham, Alabama 35244. Its telephone number is (205) 988-4588 and its mailing address is P.O. Box 360388, Birmingham, Alabama 35236.

     THE PRINCIPAL HOLDERS

     Dale E. Eads and Perry N. Cole, each of whom is a founder, director and executive officer of Abana and each of whom holds 661,932 shares (approximately 29.2%) of the common stock of Abana together with options to acquire an additional 71,068 shares of such common stock, are parties to the Agreement.
As the Principal Holders of Abana, holding in excess of a majority of the outstanding common stock of Abana, they adopted and approved the agreement by written consent such that, under the Delaware General Corporation Law (the "DGCL") no further vote or consent of the holders of common stock of Abana is required.


     As parties to the Agreement, the Principal Holders joined in the representations and warranties made by Abana in the Agreement and agreed to use their respective best efforts to cause Abana to fulfill the conditions to the obligations of JMED under the Agreement. The Principal Holders also agreed (i) to indemnify and hold JMED harmless from certain expenses, loses or claims arising from any failure of the representations or covenants of Abana in the Agreement, (ii) to secure such indemnification by placing in escrow an aggregate of 60,000 shares of the Common Stock of JMED to be received by them as a result of the Merger, and (iii) to execute and deliver non-competition agreements. See "The Agreement - Agreements of Principal Holders" and "The Merger - Interest of the Principal Holders in the Merger."


THE MERGER

     EFFECTIVE TIME OF THE MERGER

     The Merger will become effective upon, or as provided in, the filing of a certificate of merger with the Secretary of State of Delaware. It is expected that the Merger will become effective on December 31, 1996 or as promptly as practicable thereafter subject to the satisfaction of the conditions to closing under the Agreement (the "Closing Date"). See "The Merger - Effective Time of the Merger."

     EFFECTS OF THE MERGER

     When the Merger becomes effective, (1) Abana will be merged with and into AAC, which will be the surviving corporation (the "Surviving Corporation"), (2) the Surviving Corporation will succeed by operation of law to the respective rights and obligations of each of Abana and AAC, (3) each outstanding share of the common stock of Abana will (excepted as otherwise provided below) be converted into and exchanged for 0.22 of a share of the Common Stock of JMED, and (4) the Surviving Corporation will be a wholly-owned subsidiary of JMED.

     Fractional shares of the Common Stock of JMED will not be issued in connection with the Merger. Holders of the common stock of Abana otherwise entitled to a fractional share interest in Common Stock of JMED arising from the conversion of their common stock of Abana will be entitled to receive, in lieu of such fractional share interest, a cash payment for the value thereof based on the closing bid price per share of the Common Stock of JMED on the date the Merger becomes effective.

     Shares of the common stock of Abana held by Abana as treasury stock when the Merger becomes effective and shares of the common stock of Abana held, directly or indirectly, by JMED when the Merger becomes effective will not be converted into or exchanged for shares of the Common Stock of JMED but will be canceled and retired.

     Shares of the common stock of Abana held by any holder who has duly demanded and exercised dissenter's rights of appraisal in accordance with the DGCL, unless such exercise is withdrawn, will not be converted into shares of the Common Stock of JMED in the Merger but will represent solely the right to receive in cash the "fair value" of such shares in accordance with the DGCL. See "The Merger - Dissenters' Rights of Appraisal."

     MANAGEMENT OF ABANA AFTER THE MERGER


     AAC, as the Surviving Corporation, will continue to be a wholly-owned subsidiary of JMED following consummation of the Merger and will adopt the name "JMI-Abana Pharmaceuticals, Inc." The directors and officers of AAC, each of whom is an officer of JMED, will continue to serve as the initial directors and officers of the Surviving Corporation upon consummation of the Merger. It is anticipated that substantially all officers and employees of Abana will continue as employees of the Surviving Corporation following the Merger without employment agreements and will report to officers of JMED serving as officers of AAC.


     INTEREST OF THE PRINCIPAL HOLDERS IN THE MERGER


     Upon effectiveness of the Merger, each Principal Holder will receive an aggregate of 145,625 shares of the Common Stock of JMED upon conversion of the shares of the common stock of Abana currently held. In addition, each Principal Holder will receive, in conversion and exchange of presently held options to acquire shares of the common stock of Abana, (i) an "incentive stock option" to acquire 8,800 shares of the Common Stock of JMED at a price of $10.00 per share and (ii) a non-qualified option to acquire 6,835 shares of the Common Stock of JMED at a price of $5.91 per share. The options to be issued bear the same terms and conditions as the options presently held and such options are currently vested and exercisable in full. Each Principal Holder has agreed not to exercise such options prior to the Closing Date. The Agreement provides, however, that by notice to JMED and Abana given prior to the Closing Date, a Principal Holder may elect to exercise and surrender such option as of the first business day following the Closing Date and, in lieu of paying the exercise price and receiving shares of the Common Stock of JMED, receive in cash the value of such options based upon the last reported bid price per share of JMED Common Stock as of such date reduced by the applicable exercise price per share. The Agreement provides certain registration rights under the Securities Act of 1933 to the Principal Holders in respect of the shares of the Common Stock of JMED to be received by them pursuant to the Merger. See "The Merger - Resales of Shares of Common Stock of JMED Received in the Merger - Principal Holders."


     The Principal Holders also agreed (i) to indemnify and hold JMED harmless from certain expenses, loses or claims arising from any failure of the representations or covenants of Abana in the Agreement, (ii) to secure such indemnification by placing in escrow an aggregate of 60,000 shares of the Common Stock of JMED to be received by them as a result of the Merger, and
(iii) to execute and deliver non-competition agreements. See "The Agreement - Agreements of Principal Holders."

     ACCOUNTING TREATMENT

     JMED intends to treat the Merger as a "purchase" for accounting and financial reporting purposes. The Agreement provides that in the event of a closing date and effectiveness of the Merger as of a date subsequent to December 31, 1996, the transactions will be deemed to be effective for accounting, financial reporting purposes and tax purposes as of the close of business on the last day of the calendar month preceding the month in which the closing occurs. Accordingly, if the closing occurs as of any date between December 31, 1996 through January 31, 1997, it will nevertheless be reflected for such purposes as effective on December 31, 1996. See "The Merger - Accounting Treatment."

     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     It is intended that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), such that the receipt of shares of the Common Stock of JMED upon exchange and conversion of common stock of Abana will not give rise to a taxable event. See "The Merger - Certain Federal Income Tax Consequences."

     DISSENTERS' RIGHTS OF APPRAISAL

     Although, as a result of the adoption and approval of the Agreement and Merger by the Principal Holders, other holders of the common stock of Abana do not have the right to vote upon (and are not being asked to provide written consent to) the Merger, such holders have the right to dissent from such approval and adoption and, if the Merger is consummated and becomes effective in accordance with the DGCL, to receive in cash payment of the fair value of their shares of the common stock of Abana determined by appraisal or as otherwise provided in the DGCL. Such dissenters' rights of appraisal require compliance with the provisions of Section 262 of the DGCL, a copy of which is provided as Appendix B to this Notice and Prospectus and is incorporated herein by reference. Holders of the common stock of Abana are urged to read Section 262 of the DGCL carefully. See "The Merger - Dissenters' Rights of Appraisal."

     The obligations of JMED under the Agreement are, among other conditions, subject to a requirement that holders of not more than 56,000 shares of the common stock of Abana elect to pursue rights of appraisal as dissenting shareholders in respect of the Merger.

     COMPARISON OF SHAREHOLDER RIGHTS

     Upon consummation of the Merger, holders of the common stock of Abana (other than holders who receive cash as dissenting shareholders) will become holders of the Common Stock of JMED. Both Abana and JMED are incorporated in Delaware and governed by the DGCL, but after the Merger the Certificate of Incorporation and By-Laws of JMED will apply and holders will no longer be subject to the terms of Abana's Stockholders' Agreement. See "Comparison of Shareholder Rights."

THE AGREEMENT

     CONDITIONS TO THE MERGER

        The obligations of JMED, AAC and Abana to consummate the Merger and related transactions in accordance with the Agreement are subject to the satisfaction of certain conditions (any or all of which may be waived by the party whose obligations are conditioned thereon). Each party's obligations are conditioned upon (i) the accuracy, as of the date of the Agreement and as of the Closing Date, of the other party's representations and warranties set forth in the Agreement, (ii) the performance by other parties to the Agreement of covenants applicable during the period between the date of the Agreement and the Closing Date, (iii) the absence of litigation or proceedings seeking to prevent the Merger or which involves a risk of a material adverse change in the condition, financial or otherwise, of the other party, and (iv) the receipt of satisfactory opinions of counsel as to certain matters. In addition, the obligations of JMED and AAC are conditioned upon (a) the receipt of any necessary regulatory approval, consent or authorization (including the effectiveness of the Registration Statement of which this Prospectus is a part), (b) the delivery at Closing by the Principal Holders of the indemnification and escrow agreement and the non-competition agreements which constitute exhibits to the Agreement and (c) the non-exercise of dissenters' appraisal rights under the DGCL in excess of 56,000 shares of the common stock of Abana. See "The Agreement - Conditions to the Merger."

     INCONSISTENT ACTIVITIES

     The Agreement provides that prior to the Closing or termination of the Agreement Abana will not (i) solicit, directly or indirectly, or cause any other person to solicit, any offer to acquire the assets of Abana, whether by merger, purchase of assets, tender offer or similar transaction or (ii) enter into any agreement which provides for the merger of Abana or the sale of the capital stock of Abana or the assets of Abana to a person other than JMED or a subsidiary of JMED.

     TERMINATION OF THE AGREEMENT; AMENDMENT

     The Agreement will terminate on the later of the Closing Date or March 31, 1997, and may be terminated prior thereto by the mutual agreement of the parties. In addition, JMED may elect to terminate the Agreement in the event that (i) Abana shall fail to observe certain covenants, (ii) Abana shall fail to satisfy timely certain conditions to JMED's obligations, or (iii) in the event that JMED so elects in good faith in the event of an action seeking to restrain, prohibit or invalidate the transactions contemplated by the Agreement. In lieu of seeking termination of the Agreement, a party otherwise entitled to elect termination may elect to seek enforcement of the Agreement.

     Although the representations and warranties of Abana in the Agreement do not survive the Closing Date, the Agreement provides that in the event of Closing the representations and warranties of JMED will survive the Closing Date for three years notwithstanding the termination of the Agreement.

     The Agreement may be amended at any time by written consent of the parties, but no amendment which would reduce the number of shares of the Common Stock of JMED issuable in the Merger shall be effective without the consent of holders of a majority of the outstanding stock of Abana and the effectiveness of an amendment to the Registration Statement of which this Prospectus is a part and a revised Notice under the DGCL.

     ESCROW AND INDEMNIFICATION

     The Principal Holders have agreed to indemnify and hold JMED harmless from and against certain claims, loss, damage or expense as a result of any breach or failure of the representations of Abana set forth in the Agreement or any failure of Abana to observe and perform its covenants pending Closing under the Agreement. Such indemnification is to be secured by, and limited to, the deposit in escrow on the Closing Date by the Principal Holders of an aggregate of 60,000 shares of the Common Stock of JMED being received by them in the Merger. On March 31, 1998, the number of shares held in escrow (and therefore the exposure of the Principal Holders in respect of the indemnification provided to JMED) will be reduced to an aggregate of 10,000 shares of the Common Stock of JMED plus such additional number of shares of the Common Stock of JMED as may be needed in respect of indemnification claims pending, but not resolved, as of March 31, 1998. See "The Agreement - Agreements of the Principal Holders - Escrow and Indemnification."

     Holders of the common stock of Abana other than the Principal Holders are not required to provide indemnification to JMED or to escrow any portion of the shares of the Common Stock of JMED received pursuant to the Merger.

     FEES AND EXPENSES

     Each of JMED and Abana have agreed to bear their respective expenses incurred in connection with the Merger. In the event the expenses incurred by or on behalf of Abana in connection with the Agreement and Merger exceed $75,000, JMED would have the right to make a claim against the escrow and indemnification provided by the Principal Holders; however, the amount of such expenses incurred by or on behalf of Abana will not reduce the number of shares of Common Stock of JMED issuable in the transaction.

RESALES OF SHARES OF COMMON STOCK OF JMED RECEIVED IN THE MERGER

     PRINCIPAL HOLDERS

     The aggregate of 291,250 shares of the Common Stock of JMED to be received by the Principal Holders as a result of the conversion of the shares of common stock of Abana held by them in the Merger will constitute "restricted securities" under the Securities Act and will be deemed to have been issued in a transaction not involving any public offering. Unless registered under the Securities Act for resale, such shares may not be resold in the absence of an exemption from applicable registration requirements. In the Agreement, JMED has agreed to provide to the Principal Holders upon request registration of such shares under the Securities Act following the date upon which JMED files with the Commission its Annual Report on Form 10-K for the year ending December 31, 1996. Under the Exchange Act, the Annual Report on Form 10-K for the year ending December 31, 1996, is required to be filed on or before March 31, 1997. JMED has further agreed, subject to certain conditions, to maintain any such registration current and effective on behalf of the Principal Holders until the earlier of
(i) two years following the Closing or (ii) the date upon which Rule 144 under the Securities Act becomes available to the Principal Holders as an exemption from registration permitting resale. See "The Merger - Resales of Shares of Common Stock of JMED Received in the Merger - Principal Holders."


     OTHER HOLDERS

     The shares of the Common Stock of JMED being received by holders of the common stock of Abana other than the Principal Holders are included in the Registration Statement of which this Prospectus is a part. Since no holder of the common stock of Abana other than the Principal Holders and JMED may be deemed to be an "affiliate," as that term is used under the Securities Act, of either Abana or JMED, and since the Merger does not constitute a transaction subject to Rule 145 under the Securities Act, the shares of the Common Stock of JMED being received by such other holders are expected to be freely tradable without subsequent registration under the Securities Act in accordance with the exemption provided by Section 4(1) for transactions not involving "an issuer, underwriter or dealer." See "The Merger - Resales of Shares of Common Stock of JMED Received in the Merger - Other Holders."

MARKET PRICE DATA


     The Common Stock of JMED is traded over-the-counter in the Nasdaq National
Market under the symbol "JMED."   There is no public trading market for the
common stock of Abana. The following table sets forth the reported closing per share price of the Common Stock of JMED and the "equivalent price per share" (as defined below) of the common stock of Abana as of (i) October 23, 1996, the last trading date before JMED and Abana announced execution of the Agreement and (ii) November 21, 1996. The "equivalent per share price" of the common stock of Abana as of each such date equals the reported closing per share price of Common Stock of JMED on that date multiplied by 0.22, representing the conversion rate in the Merger.



                                                 Equivalent Per
              Market Price       Common Stock    Share Price for
              Per Share at:        of JMED            Abana
              -------------      ------------    ---------------
              October 23, 1996   $ 43.50         $ 9.57

              November 21, 1996  $ 38.125        $ 8.3875



During the twelve months ending November 1, 1996, the reported closing price per share of the Common Stock of JMED has ranged from $8 to $50 1/2. Holders of the common stock of Abana are advised to obtain current market quotations for the Common Stock of JMED. No assurance can be given as to the market price of the Common Stock of JMED at any time before the Closing Date or at any time thereafter.

COMPARATIVE UNAUDITED PER SHARE DATA


     The following table presents selected comparative unaudited per share data with respect to the Common Stock of JMED on an historical basis and a pro forma combined basis, and with respect to the common stock of Abana on an historical basis and a pro forma equivalent basis, giving effect to the Merger as a purchase transaction for accounting and financial reporting purposes. The pro forma data assumes that the Merger became effective on December 31, 1995 or at September 30, 1996 for the book value per share data and at December 31, 1995 for earnings per share and dividends declared data. The pro forma financial data is presented for informational purposes only, and is not necessarily indicative of the actual results that would have been achieved had the Merger been consummated on the dates or prior to the periods presented. See "Unaudited Pro Forma Condensed Combined Financial Information."


     The historical per share data set forth in the following table are derived from, and should be read in conjunction with, the historical consolidated financial statements of JMED and Abana, including the notes thereto. The financial data with respect to JMED reflects the restatement of its historical financial statements (i) as a result of JMED's acquisition of Galen Drugs of Florida, Inc. ("Galen", together with its principal operating subsidiary, Daniels Pharmaceuticals, Inc., the "Daniels Acquisition") on August 30, 1996, in a transaction accounted for as a pooling of interests and (ii) a three-for-two stock split by means of a 50% stock dividend distributed June 10, 1996. The audited historical consolidated financial statements of JMED are incorporated by reference into this Prospectus. The audited historical financial statements of Abana are included in this Prospectus. See "Incorporation of Certain Documents by Reference" and "Financial Statements of Abana Pharmaceuticals, Inc."



                                             Common Stock of JMED              Abana Common Stock
                                           -------------------------       -------------------------
                                                                                          Pro Forma
                                           Historical      Pro Forma       Historical     Equivalent
                                           ----------      ---------       ----------     ----------
Book value per share:
      December 31, 1995                    $ 2.22           $ 2.80         $ 0.68         $ 0.62
      September 30, 1996                   $ 5.07(1)        $ 5.99         $ 0.72         $ 1.32

Cash dividends declared per share:

     Year ended December 31, 1995          $ 0.05           $ 0.05         $ 0.02         $ 0.011
     Nine months ended September 30, 1996  $ 0.056          $ 0.056        $ 0.03         $ 0.012

Net income per share:

     Year ended December 31, 1995          $0.50            $ 0.49         $ 0.36         $ 0.11
     Nine months ended September 30, 1996  $0.41(2)         $ 0.39         $ 0.07         $ 0.09

---------------------

(1) Includes the effect of net proceeds of $75 million from the public sale and offering of 3,450,000 shares of the Common Stock of JMED during 1996 at a price of $23.33 per share.

(2) After giving effect to a one-time charge of $4.2 million, after tax, or $0.15 per share for certain expenses associated with the acquisition of Galen Drugs of Florida, Inc. (the "Daniels Acquisition") on August 30,1996, in a transaction accounted for as a "pooling of interests". Prior to giving effect to such one-time charges, the pro forma equivalent income per share of Abana common stock would have been $0.11 for the period. See "Investment Considerations and Risk Factors - Important Developments during 1996 - The Daniels Acquisition" for a brief explanation of "pooling of interests" accounting treatment and the nature of these one-time charges.

SUMMARY CONSOLIDATED FINANCIAL DATA OF JMED

     The following table summarizes certain selected consolidated financial data of JMED which should be read in conjunction with the consolidated financial statements of JMED, and the notes thereto, incorporated by reference into this Prospectus. The financial data for the three years ended December 31, 1995 have been derived from the audited consolidated financial statements of JMED restated to reflect (i) a three-for-two stock split pursuant to a 50% stock dividend distributed on June 10, 1996 and (ii) the Daniels Acquisition on August 30, 1996, in a transaction accounted for as a pooling of interests. The financial data for each of the two years in the period ended December 31, 1992, have been derived from JMED's historical audited consolidated financial statements, restated to reflect the Daniels Acquisition using unaudited data concerning Galen. In the opinion of management of JMED, all adjustments necessary for a fair presentation of the restated results arising from the pooling of interests are reflected.

     The financial data as of and for the nine months ended September 30, 1996 and 1995 have been derived from the unaudited condensed combined financial statements of JMED. In the opinion of JMED's management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial data for the nine months ended September 30, 1996 and 1995 have been reflected therein. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the full year and reflect certain non-recurring expenses and payments relating to the Daniels Acquisition. The summarized historical financial data appearing below should be read in conjunction with the consolidated financial statements of JMED, and the notes thereto, incorporated by reference into this Prospectus. See "Incorporation of Certain Documents by Reference."


                                                  Years Ended December 31,                    Nine Months Ended
                             -------------------------------------------------------------  ---------------------
                                     1991        1992        1993        1994       1995      9/30/95      9/30/96 (1)
                                           (IN  THOUSANDS, EXCEPT PER SHARE DATA)


STATEMENT OF OPERATIONS
  DATA

Sales                               $ 29,098    $ 34,590    $ 55,621    $ 62,154   $ 74,792   $ 52,893     $ 73,810

Cost of Sales                         14,960      17,501      26,501      29,503     32,754     23,261       30,305
                                    --------    --------    --------    --------   --------   --------     --------

Gross Profit                          14,138      17,089      29,120      32,651     42,037     29,632       43,505

Selling, general and
administrative expenses                9,261      10,738      16,795      20,285     21,754     15,909       25,171

Other income
(expense), net                           547         821        (80)       (486)      (484)      (269)        1,199
                                    --------    --------    --------    --------   --------   --------     --------

Income before taxes                    5,425       7,172      12,245      11,880     19,799     13,454       19,533

Provision for taxes                    1,984       2,672       4,660       4,360      7,410      4,953        8,157
                                    --------    --------    --------    --------   --------   --------     --------

Net income (2)                      $  3,441    $  4,500    $  7,585    $  7,520   $ 12,389   $  8,501     $ 11,376
                                    ========    ========    ========    ========   ========   ========     ========
Earnings per share (2)                $ 0.10      $ 0.13      $ 0.21      $ 0.29      $0.50   $   0.34     $   0.41
                                    ========    ========    ========    ========   ========   ========     ========

Weighted average
shares outstanding (3)                34,916      35,212      35,229      26,361     24,844     24,749       27,776

Cash dividends
declared per share (4)              $  0.027    $  0.033    $   0.04    $  0.045      $0.05   $  0.036     $  0.057


BALANCE SHEET DATA:

Total Assets                        $ 36,989    $ 39,581    $ 58,113    $ 63,342   $ 86,238   $ 82,363     $154,885

Long-term Obligations                  2,889         652       5,400       6,778     11,420     13,019            0

Shareholders' Equity                  29,362      33,396      40,832      44,478     55,939     52,007      141,408



(1) After a one-time charge of approximately $4,250,000, after taxes, or $0.15 per share, for certain expenses of the Daniels Acquisition.

(2) Net income and earnings per share in 1993 do not reflect cumulative effect of a change in accounting principle of $207,100.

(3) In a transaction in October 1993, Galen Drugs of Florida, Inc. repurchased and retired approximately 78.6% of its then outstanding common stock in exchange for consideration consisting of $3.4 million in cash and debt. As a result of the Daniels acquisition, an aggregate of 10.9 million shares of the Common Stock of JMED were deemed to be outstanding prior to the date of that transaction.

(4)  Represents historical dividends declared per JMED common share.

SUMMARY FINANCIAL DATA OF ABANA

     The following table summarizes certain selected historical financial data of Abana. The balance sheet data presented below as of December 31, 1994 and 1995 and as of September 30, 1995 and 1996 and the statement of operations data for each of the years in the three-year period ended December 31, 1995 and for the nine months ended September 30, 1995 and 1996, are derived from Abana's financial statements appearing elsewhere in this Prospectus. See "Financial Statements of Abana." The financial data for the five years ended December 31, 1995 have been derived from audited annual financial statements of Abana. The balance sheet data as of December 31, 1991, 1992 and 1993, and the statement of operations data for the years ended December 31, 1991 and 1992, have been derived from other financial statements of Abana and are not included in this
Prospectus.   In the opinion of Abana's management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial data for the nine months ended September 30, 1995 and 1996 have been reflected therein. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the full year. The summarized historical financial data of Abana should be read in conjunction with the financial statements and related notes thereto for Abana and "Abana's Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. See "Certain Information Concerning Abana" and "Financial Statements of Abana Pharmaceuticals, Inc."



                                             Years Ended December 31,                                     Nine Months Ended
                                 ---------------------------------------------------------            -------------------------
                                     1991      1992          1993           1994       1995           9/30/95           9/30/96
                                     ----      ----          ----           ----       ----           -------           -------
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)

STATEMENT OF OPERATIONS DATA

Sales                                $  789     $1,176     $ 2,426        $2,948       $4,210           $2,868            $4,103

Cost of sales                           260        347         608           656          619              470               736
                                     ------     ------     -------        ------       ------           ------            ------
Gross profit                            529        829       1,818         2,292        3,590            2,398             3,367

Selling, general and
administrative expenses                 536        897       1,853         2,391        2,718            1,939             3,194

Other income (expenses), net            (42)         -          10            11           17               11                23

Provision for taxes                       -          -           -             -            -                -                35
                                     ------     ------     -------        ------       ------           ------            ------

Net income (loss)                    $  (49)    $  (68)    $   (25)       $  (88)      $  889           $  470            $  161
                                     ======     ======     =======        ======       ======           ======            ======

Earnings (loss)per share             $(0.03)    $(0.03)    $ (0.01)       $(0.04)      $ 0.36           $ 0.21            $ 0.07
                                     ======     ======     =======        ======       ======           ======            ======

Weighted average shares
outstanding                           1,774      2,020       2,211         2,288        2,448            2,291             2,395

Cash dividends declared per share         -          -           -             -       $ 0.02                -            $ 0.03


BALANCE SHEET DATA:

Cash and cash equivalents            $   88     $  283     $   482        $  336       $  920           $  486            $  975

Total assets                         $  260     $  618     $   993        $  892       $1,640           $1,193            $1,987

Stockholders' equity                 $   96     $  526     $   898        $  793        1,542           $1,164            $1,633

                   INVESTMENT CONSIDERATIONS AND RISK FACTORS

     The following discussion contains certain cautionary statements regarding JMED's business and results of operations which should be considered by holders of the common stock of Abana. These statements discuss matters which may in part be discussed elsewhere in this Prospectus and which may have been discussed in other documents prepared by JMED pursuant to federal or state securities laws, including documents filed pursuant to the Exchange Act and incorporated herein by reference. This discussion is intended to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The following factors should be considered in conjunction with any discussion of operations or results by JMED or its representatives, including any forward-looking discussion, as well as comments contained in press releases, presentations to securities analysts or investors, or other communications by JMED. The discussion below should be read in conjunction with JMED's "Management's Discussion and Analysis of Financial Conditions and Results of Operations" in its annual and quarterly filings with the Commission which are incorporated herein by reference. See "Incorporation of Certain Documents by Reference."

     In making these statements, JMED is not undertaking to address or update each factor in future filings or communications regarding the Company's business or results, and is not undertaking to address how any of these factors may have caused changes to discussions or information contained in previous filings or communications. In addition, any of the matters discussed below may have affected the Company's past results and may affect future results.

IMPORTANT DEVELOPMENTS TO DATE DURING 1996

     As a result of two significant acquisitions completed to date in 1996, the Company currently derives a significant portion of its revenues from the sale of pharmaceutical products relating to the treatment of thyroid conditions. These pharmaceutical products represent new product lines in which the Company has only limited marketing experience as of the date of this Prospectus. A substantial percentage of the prescriptions for pharmaceutical products used in the treatment of thyroid conditions historically have arisen from office-based endocrinologists and internal medicine specialists rather than through hospital pharmacies. In addition to expanding the marketing of these products to hospital-based endocrinologists through the Company's traditional hospital-directed sales and marketing staff, the Company intends to expand its office-based sales and marketing staff arising from the Daniels Acquisition. There can be no assurance that the Company will be successful in efforts to integrate and expand its sales and marketing staff to accommodate these new products and the failure to market and sell these new pharmaceutical product lines successfully could have a material adverse effect on the Company's
business, financial condition and results of operations.    See "Background of
the Transaction - Reasons for the Transaction."

     Acquisition of the Rights to Tapazole(R). On March 18, 1996, the Company acquired from Eli Lilly and Company ("Lilly") the exclusive perpetual domestic right to market and distribute Tapazole(R) (methimazole, USP) in the United States. The purchase price for Tapazole(R) was $26.0 million, of which one-third was paid in cash at closing and the remainder of which was paid, without interest, in installments in June and September, 1996. In addition to the purchase price, the Company will pay Lilly a royalty equal to 5% of the Company's net sales of Tapazole(R) during the first 10 years following the acquisition. The Company also entered into a 10-year manufacturing agreement with Lilly pursuant to which Lilly will continue to manufacture Tapazole for the Company.

     Tapazole(R) is an anti-thyroid product used for the treatment of hyperthyroidism; the extreme form of hyperthyroidism is commonly known as Graves' Disease. Tapazole(R) is prescribed to inhibit the synthesis of thyroid hormones and to reduce the size of the goiter (an abnormal growth resulting from overactivity of the thyroid gland). Although the Company is not aware of any generic forms of Tapazole(R) in the marketplace, Tapazole(R) faces competition from the generic pharmaceutical, propylthiouracil ("PTU"). PTU is sold by Lederle Labs, a division of American Cyanamid Company, which has greater financial resources than the Company, and by a number of other independent generic pharmaceutical companies. From the date of acquisition on March 18, 1996 through September 30, 1996, the Company had net sales of $8.4 million relating to Tapazole(R), equal to 11.3% of the Company's sales for the nine months ended September 30, 1996.

     The Daniels Acquisition. On August 30, 1996, the Company acquired Galen Drugs of Florida, Inc. and its principal operating subsidiary, Daniels Pharmaceuticals, Inc. ("Daniels"), and related assets in exchange for an aggregate of 2,960,224 shares of the Common Stock of JMED and cash in the amount of $4.0 million in a transaction accounted for as a "pooling of interests." In a "pooling of interests" transaction, the historical results of the combining companies are restated as if the entities had always been a single company for financial reporting purposes and the expenses of the acquisition transaction are charged against income for the period in which the transaction occurs. Non-recurring expenses associated with the Daniels Acquisition resulted in after-tax charges of approximately $4.2 million
($.15 per share) to the Company's earnings during the quarter ended September 30, 1996. Such expenses consist principally of compensatory payments to certain former officers of Daniels and to business brokerage and financial advisory fees incurred by Daniels in connection with the transaction.

     Daniels is a St. Petersburg, Florida, based manufacturer and marketer of prescription pharmaceutical products. Daniels' principal product is Levoxyl(TM), a synthetic thyroid hormone for the treatment of hypothyroidism. Levoxyl(TM) is reported to be the second most widely prescribed brand of levothyroxine in the United States, within a $300 million domestic market dominated by SynthroidTM which is manufactured by Knoll Pharmaceutical
Company, a subsidiary of Boots PLC, which has substantially greater sales, marketing and financial resources than the Company. Competitive action in the marketing and distribution of SynthroidTM could disrupt the Company's strategies for market development of Levoxyl(TM) and have a material adverse effect on the Company's business, financial condition and results of operations. Daniels' sales of Levoxyl(TM) during 1995 were $10.9 million, approximately 14.6% of the Company's 1995 reported sales as restated to reflect the pooling of interests. During the nine months ended September 30, 1996, sales of Levoxyl(TM) were $9.8 million, or approximately 13% of the Company's reported sales for that period as restated to reflect the pooling of interests.

     Equity Offering and Increase in Outstanding Common Stock. Pursuant to a public offering commenced on March 28, 1996, the Company issued an aggregate of 3,450,000 shares of its Common Stock (including shares sold pursuant to the exercise of over-allotment options issued to the underwriters) at a price of $23.33 per share and received proceeds, net of underwriting discounts and other expenses of the offering, aggregating $75 million. The Company has utilized approximately $30 million of such proceeds in connection with payments to Lilly arising from the acquisitions of the Tapazole(R) and Brevital(R) Sodium product lines. An additional $5.5 million may be deemed to have been used in connection with the Daniels Acquisition and expenses associated therewith.

     The Company effected a three-for-two split of its outstanding Common Stock on March 1, 1996, and a second three-for-two split of its outstanding Common Stock on June 10, 1996. All references in this Prospectus to the Common Stock of JMED are adjusted to reflect such stock splits, each of which was distributed in the form of a 50% stock dividend.

DEPENDENCE ON SALES OF KEY PHARMACEUTICALS

     In addition to the significance of the Company's Tapazole(R) and Levoxyl(TM) thyroid treatment products arising from acquisitions completed in 1996, the Company derives a substantial portion of its revenue from sales of
two pharmaceutical products associated with critical care treatments   The
Company's topical hemostat thrombin product line accounted for 19.5% of total sales and 32.8% of pharmaceutical sales during fiscal 1995 as restated to reflect the Daniels Acquisition. The Company's Brevital(R) Sodium line of anesthetics, acquired on August 31, 1995, accounted for 3.2% of total sales and 5.0% of pharmaceuticals sales the last four months of fiscal 1995 as restated to reflect the Daniels Acquisition.

     The Company believes that sales of thrombin, Brevital(R)Sodium, Tapazole(R) and Levoxyl(TM) products will continue to constitute a significant portion of its revenue for the foreseeable future. Accordingly, any factor adversely affecting thrombin or Brevital(R) Sodium sales could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, the pharmaceutical industry is characterized by rapid product development and technological change. The Company's pharmaceuticals could be rendered obsolete or uneconomical by the development of new pharmaceuticals to treat the conditions addressed by the Company's products or as the result of either technological advances affecting the cost of production or marketing or pricing pressure from one or more of the Company's competitors. The Company's business, financial condition and results of operations could be materially adversely affected by any one or more of such developments.

     Thrombin Products. Thrombin products must be manufactured in facilities with biological licenses from the Center for Biologics Evaluation and Research ("CBER"), a division within the U.S. Food and Drug Administration ("FDA"). Thrombin-JMI(TM) is presently manufactured at the Company's GenTrac facility, which is licensed to produce thrombin products to United States Pharmacopeia ("U.S.P.") standards and which the Company acquired in 1991 in order to achieve greater control over its supply of thrombin product. GenTrac also produces proprietary thrombin products for Johnson & Johnson as a contract manufacturer. The Company's thrombin product lines compete with those produced for and marketed by Johnson & Johnson and also compete with thrombin products distributed by the Parke-Davis division of the Warner-Lambert Company. Each of the Company's competitors in the market for thrombin-based hemostats has substantially greater sales, marketing and financial resources than the Company.

     Under a product development agreement between GenTrac and Johnson & Johnson in effect prior to the time at which the Company acquired GenTrac, Johnson & Johnson acquired certain rights to new products developed by GenTrac. Johnson & Johnson has notified the Company that it intends to assert claims entitling it to exclusive distribution rights for Thrombin-JMI(TM) and a liquid thrombin product for which FDA approval is currently pending. Although the Company strongly disagrees with and will vigorously contest such claims by Johnson & Johnson, any resolution of the claims in favor of Johnson & Johnson could have a materially adverse effect upon the Company's business, financial condition and results of operations.

     Brevital(R)Sodium products. Brevital(R) Sodium pharmaceuticals are manufactured for the Company by Lilly under a long-term contract. Lilly also manufactures the product for its own account for distribution in the international market. Domestic sales of Brevital(R)Sodium for 1995, including sales by Lilly prior to the Company's acquisition of the product line, represented approximately 1.2% of the $520 million domestic market for anesthetics, a market which is dominated by Diprovan(R), produced and marketed by Roche Labs, a division of Hoffmann-La Roche, Inc., and Zeneca(R), produced and marketed by Zeneca Pharmaceuticals, a business unit of Zeneca, Inc., each of which has substantially greater sales, marketing and financial resources than the Company. Competitive action by any of these entities could disrupt the Company's strategies for market development for Brevital(R)Sodium and have a materially adverse effect upon the Company's business, financial condition and results of operations.

RELIANCE ON THIRD-PARTY MANUFACTURERS AND SOLE SOURCE SUPPLIERS

     The Company has historically relied on third party manufacturers to produce many of its products, and currently relies on third party manufacturers of the production of Brevital(R)Sodium and Tapazole(R). Although the Company typically enters into long-term manufacturing contracts with such third party manufacturers, unless alternative sources are readily available, there can be no assurance that the Company will be able to obtain adequate supplies of such products in a timely fashion, or at all. For example, prior to receiving FDA approval in February 1995 for the production of Thrombin-JMI(TM) at its GenTrac facility, the Company's thrombin products were manufactured for the Company under a contract with Armour Pharmaceutical Company ("Armour") from whom the Thrombinar(R) product line was acquired in 1989. In the fourth quarter of 1994 and first quarter of 1995 there was a disruption in thrombin product availability from Armour resulting in the Company's inability to provide product to customers and the loss of sales and income.

     The Company's Brevital(R)Sodium product is currently manufactured by Lilly and manufacture of such product is dependent upon Lilly's ability to procure certain raw materials used in the manufacture of Brevital(R) Sodium. Although, the Company has no reason to believe that Lilly will be unable to procure adequate supplies of such raw materials on a timely basis, disruptions in supplies of Brevital(R) Sodium, including delays due to Lilly's inability to procure raw materials, would have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, the Company faces the risk that upon expiration of the term of any third-party manufacturing agreement it may not be able to renew or extend the agreement with the third-party manufacturer, or to obtain an alternative manufacturing source from other third parties or within the Company, on commercially viable terms. In such circumstances the Company may be unable to continue to market its products as planned and could be required to abandon or divest itself of a product line on terms which would be materially adverse to the business, financial conditions and results of operations of the Company.

DEPENDENCE ON ACQUISITION STRATEGY

     The Company has achieved significant increases in sales and net income since its inception through a series of strategic acquisitions and related internal growth initiatives intended to develop marketing opportunities with respect to the acquired product lines.

     The Company's strategy for growth is dependent upon its continued ability to acquire, by purchase or exclusive license arrangements, pharmaceuticals targeted at niche markets which can be promoted through marketing and distribution channels presently developed by the Company and, when appropriate, the enhancement of such marketing and distribution channels. Because the Company is not engaged in proprietary research and development activities leading to the introduction of new products, it must rely upon the availability of product lines subject to divestiture or sale by other manufacturers. Other companies, including those with substantially greater financial, marketing and sales resources, are competing with the Company for the right to acquire such products. There can be no assurance that the Company will be able to acquire rights to additional products on acceptable terms, if at all. The failure of the Company to effect such acquisitions would have a material adverse effect on the Company's future business, financial condition and results of operations.

UNCERTAINTY OF FUTURE FINANCIAL RESULTS; FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     The Company's results of operations may vary from quarter to quarter due to a variety of factors including expenditures incurred to acquire or license and promote additional pharmaceuticals, changing customer profiles, the availability and cost of raw materials, interruptions in supply by third party manufacturers, the introduction of new products by the Company or its competitors, the mix of products sold by the Company, changes in sales and marketing expenditures, competitive pricing pressures and general economic and industry conditions which affect customer demand. These factors could also affect annual results of operations. Because the Company's operating expenses are based on anticipated revenue levels and a high percentage of the Company's expenses are relatively fixed in the short-term, variations in the timing of recognition of revenue could cause significant fluctuations from quarter to quarter and may result in unanticipated quarterly earnings shortfalls or losses. There can be no assurance that the Company will be successful in maintaining or improving its profitability or avoiding losses in any future period.

     In addition, the acquisition and licensing of products, the expansion of the Company's sales force in response to the marketing and sales of additional products, and possible expansion of the Company's facilities in connection with the foregoing or in order to expand manufacturing capabilities and capacity would require the commitment of substantial capital resources. Depending upon the acquisition and licensing opportunities available to it, the Company may need to raise additional funds for such purposes. The Company may seek additional funding through public and private financings, including equity financings. Adequate funds for these purposes, whether through the financial markets or from other sources, may not be available when needed or on terms acceptable to the Company. Insufficient funds may require the Company to delay, scale back, or abandon some or all of its product acquisition and licensing programs or marketing and manufacturing opportunities. The Company anticipates that its existing capital resources, together with cash expected to be generated from operations and available from bank borrowings, should be sufficient to finance its current operations and working capital requirements for the foreseeable future.

REIMBURSEMENT PRICING PRESSURES APPLICABLE TO PHARMACEUTICALS

     The ability of the Company to maintain or increase profit margins for pharmaceuticals will depend in part on the availability of adequate reimbursement to the Company's customers from third-party health care payors, such as government and private health insurers and managed care organizations. Third-party payors are increasingly challenging the pricing of medical services and products. There can be no assurance that reimbursement will be available for the Company's products or that such third-party reimbursement will be adequate. Hospital pharmacies, which are primarily the customers for many of the Company's pharmaceuticals, are subject to reimbursement pressures and are increasingly utilizing joint purchasing organizations to exercise control over pricing and obtain price rebates based on volume usage. There can be no assurance that the Company's products will continue to be included in the purchasing arrangements of hospital buying organizations or that downward pricing pressure on the industry generally will not have a material adverse effect upon the Company's business, financial condition and results of operations. Further, a number of legislative and regulatory proposals aimed at changing the nation's health care system have been proposed in recent years. While the Company cannot predict whether any such proposals will be adopted, or the effect that any such proposal may have on its business, such proposals, if enacted, could have a material adverse effect on the Company's business, financial condition and results of operations.

INTENSE COMPETITION; UNCERTAINTY OF TECHNOLOGICAL CHANGE

     The manufacture and sale of pharmaceuticals is highly competitive. Many of the Company's competitors are large well-known pharmaceutical, chemical and health care companies which have considerably greater financial, sales, marketing and technical resources than those of the Company. Additionally, many of the Company's present and potential competitors have research and development capabilities that may allow such competitors to develop new or improved products that may compete with the Company's products. The pharmaceutical industry is characterized by rapid product development and technological change. The Company's pharmaceuticals could be rendered obsolete or uneconomical by the development of new pharmaceuticals to treat the conditions addressed by the Company's products or as the result of either technological advances affecting the cost of production or marketing or pricing action by one or more of the Company's competitors. The Company's business, financial condition and results of operations could be materially adversely affected by any one or more of such developments.

     The market for nutritional supplements is characterized by extensive competition, frequent new product introductions, short product life cycles and changing customer preferences. The Company is subject to competition with the retail market for nutritional supplements as well as the mass-market direct mail industry and there can be no assurance that the targeted direct market approach utilized by the Company will remain a viable alternative within the industry or that other competitors may not enter the targeted direct mail market utilizing approaches and offering products similar to those offered by the Company. Many of the Company's existing and potential competitors in the nutritional supplements market have greater financial, marketing and research capabilities than the Company.

GOVERNMENT REGULATION

     Virtually all aspects of the Company's activities are regulated by federal and state government agencies.


     The manufacturing, processing, formulation, packaging, labeling and advertising of the Company's products are subject to regulation by one or more federal agencies, including the FDA, the Federal Trade Commission ("FTC"), the Consumer Product Safety Commission, the United States Department of Agriculture, the Drug Enforcement Agency ("DEA"), the United States Postal Service and the United States Environmental Protection Agency ("EPA"). These activities are also regulated by various agencies of the states and localities in which the Company's products are sold.

     While all of the Company's current pharmaceuticals have received all requisite government approvals for manufacture and sale, such approvals are subject to revocation by the applicable government agencies. In addition, modifications to or enhancements of approved products are in many circumstances subject to additional FDA approvals which may or may not be received and which may be subject to lengthy application processes. The Company's manufacturing facilities are continually subject to inspection by such governmental agencies and manufacturing operations could be interrupted or halted in any such facility if such inspections prove unsatisfactory.

     The Dietary Supplement Act of 1992 required that the FDA issue final regulations for dietary supplements, including vitamins, not later than December 31, 1993, and, in connection therewith, the FDA made public proposed regulations on June 15, 1993. Such regulations, among other items, require the relabeling of dietary supplements with regard to nutrition labeling information and nutrient content claims, the establishment of procedures and standards of FDA approval of health claim messages for dietary supplements and request comments for approaches to assure the safety of vitamins, minerals, amino acids, herbs and other nutritional supplements offered for use as dietary supplements. Such proposed regulations provide for a 60-day comment period and the final regulations may result in additional or revised regulations for dietary supplements. The Dietary Supplemental Act also requires that the Comptroller General of the United States and the Director of the Office of Technology Assessment undertake separate studies of FDA regulation of dietary supplements and make recommendations concerning such regulation to the Congress.

     The Company cannot determine what effect the FDA's currently proposed or revised regulations, when and if promulgated, will have on its business in the future. Such regulations could, among other things, require expanded or different labeling, the recall or discontinuance of certain products, additional recordkeeping and expanded documentation of the properties of certain products and scientific substantiation. In addition, the Company cannot predict whether new legislation regulating its activities will be enacted. Such new legislation could have a material adverse effect on the Company's business, financial condition and results of operations.

RISK OF PRICE ADJUSTMENTS AND PRODUCT RETURNS

     Under contracts with hospitals and hospital buying groups applicable to the sale and distribution of the Company's pharmaceuticals, final sales prices to distributors may be subject to retroactive adjustment based on volume or other contractual discounts provided by the Company. While the Company believes that it has adequate reserves to cover such adjustments, there can be no assurance that the Company will not experience price adjustments in the future that significantly exceed such reserves.

     The Company permits customers to return unused pharmaceuticals under certain conditions. In addition, the Company's nutritional supplements are sold with an unconditional money-back guarantee permitting a full refund for unused product within 30 days of purchase. Although product returns to date under the foregoing policies have been less than 1% of sales, there can be no assurance that actual levels of returns will not significantly exceed the amounts anticipated by the Company.

POTENTIAL PRODUCT LIABILITY; LIMITED INSURANCE COVERAGE

     The Company faces an inherent risk of exposure to product liability claims in the event that the use of its product is alleged to have resulted in adverse effects. Such risk exists even with respect to those products that are manufactured in licensed and regulated facilities or otherwise possess regulatory approval for commercial sale. While the Company has taken, and continues to take, what it believes are appropriate precautions, there can be no assurance that it will avoid significant product liability exposure. The Company currently has product liability insurance in the amount of $20 million per claim and $20 million in the aggregate and excess coverage of up to $5 million through an "umbrella" policy; however, there can be no assurance that such insurance will be sufficient to cover potential claims. Further, there can be no assurance that adequate insurance coverage will be available in the future on commercially reasonable terms, if at all, or that a product liability claim would not materially adversely affect the Company's business, financial condition and results of operations.

RISK OF PRODUCT RECALL

     Product recalls may be issued at the discretion of the Company, the FDA, the FTC or other government agencies having regulatory authority for product sales and may occur due to disputed labeling claims, manufacturing issues, inaccurate tracking of distributed products or other reasons. No assurance can be given that product recalls will not occur in the future. Any product recall could materially adversely affect the Company's business, financial condition and results of operations.

DEPENDENCE UPON CERTAIN KEY MANAGEMENT

     The success of the Company to date has been largely dependent upon the personal efforts and abilities of Dennis M. Jones. Should Mr. Jones cease to be affiliated with the Company, the Company's strategic direction and performance would be materially adversely effected. The Company is also dependent upon a number of other key management personnel. The loss of the services of one or more key employees, or the inability of the Company to attract and retain skilled management and sales marketing personnel in the future, could have a material adverse effect on the Company's business, financial condition and results of operations.

HAZARDOUS MATERIALS

     Certain of the Company's manufacturing and packaging activities involve the controlled use of hazardous materials and compounds. Although the Company believes that its procedures for handling and disposing of hazardous materials and compounds comply with the standards prescribed by state and federal regulations, the risk of contamination or injury cannot be eliminated. In the event of an accident, the Company could be held liable for any damages or fines that result and such liability could have a material adverse effect on the Company's business, financial condition and results of operations.

VOLATILITY OF COMMON STOCK PRICE

     The market price for the stocks of many publicly traded pharmaceutical companies and manufacturers and marketers of nutritional supplements, including the Company, is subject to periods of high volatility. A variety of events, both concerning and unrelated to the Company and the markets in which it participates, may have significant negative impact on the market price of the Common Stock, including regulatory developments in the health care field generally, the performance of other pharmaceutical or nutritional supplement companies as well as matters affecting the Company's own products and financial performance. Although the Common Stock trades on the Nasdaq National

Market, trading volume and the number of market makers has fluctuated and at times has been quite low and both the price and volume of trading has been sensitive to the number of analysts reporting on the Company and such analysts' views of the Company and the industries in which it participates. The realization of any of the risks described in these "Investment Considerations and Risk Factors" could have a dramatic and adverse impact on the market price for the Common Stock of JMED.

MARKET RISK OF SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock in the public market after this offering could adversely affect the market price of the Common Stock.

     Sales by officers and directors of the Company are generally subject to the provisions of Rule 144 under the Securities Act of 1933 which, as to such persons, requires notice of sale activity and limits the amount sold on behalf of any such person (including persons acting in concert with one another) in any 90-day period to the greater of 1% of the outstanding stock or the average weekly trading volume preceding such notice. Such persons are also subject to the short-swing trading provisions of the Exchange Act.

     In connection with the Daniels Acquisition, the Company issued an aggregate of 2,960,224 shares of its Common Stock in a transaction not involving any public offering. The Company has granted registration rights with respect to such stock to permit the sale of such stock in non-underwritten offerings. Similarly, as a result of the Merger the Principal Holders (of Abana) will acquire an aggregate of 291,250 shares of the Company's Common Stock as to which the Company has also granted registration rights to permit the sale thereof in non-underwritten offerings. The filing of a registration statement with respect to such shares, by possibly creating a significant apparent excess of supply over market demand for the Company's Common Stock, or the actual sale of such Common Stock pursuant to a registration other than in underwritten or privately negotiated block transactions could adversely impact the market price for the Common Stock.

MARKET PRICE IN COMPARISON TO BOOK VALUE

     The market price of the Common Stock offered hereby significantly exceeds the current book value per share of the Common Stock. In addition, a significant portion of the Company's assets are intangible and attributable either to perceived value of trademarks and tradenames or to goodwill arising in connection with the purchase of products or operations. Certain of these intangible assets are subject to amortization and will be charged against earnings in future years. In connection with the Merger, the Company will recognize approximately $14 million in goodwill and other intangibles which will be generally amortized over a period of 25 years. See "The Merger - Accounting Treatment."

ANTI-TAKEOVER EFFECT OF CHARTER PROVISIONS AND DELAWARE LAW

     The Company's Certificate of Incorporation authorizes the Board of Directors to designate and issue, without stockholder approval, Preferred Stock with voting, conversion and other rights and preferences that could differentially and adversely affect the voting power or other rights of the holders of Common Stock. The issuance of Preferred Stock or of rights to purchase Preferred Stock could be used to discourage an unsolicited acquisition proposal. In addition, certain provisions of Delaware law applicable to the Company could also delay or make more difficult a merger, tender offer or proxy contest involving the Company, including Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years unless certain conditions are met. The possible issuance of Preferred Stock and Delaware law could have the effect of delaying, deferring or preventing a change in control of the Company including, without limitation, discouraging a proxy contest, making more difficult the acquisition of a substantial block of the Company's Common Stock or limiting the price that investors might in the future be willing to pay for shares of the Common Stock.

                                   THE MERGER

     The following information describes the material aspects of the Merger. This description does not purport to be complete and is qualified in its entirety by reference to the Agreement which is filed as an exhibit to the Registration Statement of which this Prospectus is a part and is incorporated herein by reference. See also "The Agreement."

ADOPTION OF THE MERGER BY WRITTEN CONSENT

     Under applicable provisions of the DGCL, the Merger may become effective after adoption by written consent of holders of a majority of the outstanding voting stock of Abana provided that written notice of such adoption is given to all holders not less than twenty days prior to the effective date of the Merger. A formal Notice relating to the adoption of the Merger accompanies
this Prospectus.   The Merger is the principal transaction provided in the
Agreement and the Merger has been approved and adopted by the written consent of the Principal Holders in lieu of submitting the Merger to a vote of all holders of the common stock of Abana. The terms of the Merger and the Agreement were negotiated directly by the Principal Holders and the management of JMED. See "Background of the Transaction."

     NO MEETING OF THE HOLDERS OF THE COMMON STOCK OF ABANA IS NECESSARY OR REQUIRED TO BE HELD IN CONNECTION WITH THE MERGER AND NO VOTE OR CONSENT OF HOLDERS OF THE COMMON STOCK OF ABANA IS SOLICITED HEREBY.

EFFECTIVE TIME OF THE MERGER

     The Merger will become effective upon, or as provided in, the filing of a certificate of merger with the Secretary of State of Delaware. It is expected that the Merger will become effective on December 31, 1996 or as promptly as practicable thereafter subject to the satisfaction of the conditions to closing under the Agreement (the "Closing Date"). See "The Agreement - Closing and Effectiveness."

EFFECTS OF THE MERGER

     When the Merger becomes effective, (1) Abana will be merged with and into AAC, which will be the surviving corporation (the "Surviving Corporation"), (2) the Surviving Corporation will succeed by operation of law to the respective rights and obligations of each of Abana and AAC, (3) each outstanding share of the common stock of Abana will (excepted as otherwise provided below) be converted into and exchanged for 0.22 of a share of the Common Stock of JMED,
(4) each outstanding option to acquire a share of the common stock of Abana will be converted into and exchanged for a like option to acquire 0.22 share of the Common Stock of JMED at an exercise price per share equal to 4.55 times the exercise price per share applicable to the Abana option (subject to rounding the option issuable upon conversion to the nearest whole share of the Common Stock of JMED and the exercise price to the nearest whole cent), and (5) the Surviving Corporation will be a wholly-owned subsidiary of JMED.

     Fractional shares of the Common Stock of JMED will not be issued in connection with the Merger. Holders of the common stock of Abana otherwise entitled to a fractional share interest in Common Stock of JMED arising from the conversion of their common stock of Abana will be entitled to receive, in lieu of such fractional share interest, a cash payment for the value thereof based on the closing bid price per share of the Common Stock of JMED on the date the Merger becomes effective.

     Shares of the common stock of Abana held by Abana as treasury stock when the Merger becomes effective and shares of the common stock of Abana held, directly or indirectly, by JMED when the Merger becomes effective will not be converted into or exchanged for shares of the Common Stock of JMED but will be canceled and retired.

     Shares of the common stock of Abana held by any holder who has duly demanded and exercised dissenter's rights of appraisal in accordance with the DGCL, unless such exercise is withdrawn, will not be converted into shares of the Common Stock of JMED in the Merger but will represent solely the right to receive in cash the "fair value" of such shares in accordance with the DGCL. See "The Merger - Dissenters' Rights of Appraisal."


MANAGEMENT OF ABANA AFTER THE MERGER


     AAC, as the Surviving Corporation, will continue to be a wholly-owned subsidiary of JMED following consummation of the Merger and will adopt the name "JMI-Abana Pharmaceuticals, Inc." The directors and officers of AAC, each of whom is an officer of JMED, will continue to serve as the initial directors and officers of the Surviving Corporation upon consummation of the Merger. It is anticipated that substantially all officers and employees of Abana will continue as employees of the Surviving Corporation following the Merger without employment agreements and will report to officers of JMED serving as officers of AAC.


INTEREST OF THE PRINCIPAL HOLDERS IN THE MERGER


     Upon effectiveness of the Merger, each Principal Holder will receive an aggregate of 145,625 shares of the Common Stock of JMED upon conversion of the shares of the common stock of Abana currently held. In addition, each Principal Holder will receive, in conversion and exchange of presently held options to acquire shares of the common stock of Abana, (i) an "incentive stock option" to acquire 8,800 shares of the Common Stock of JMED at a price of $10.00 per share and (ii) a non-qualified option to acquire 6,835 shares of the Common Stock of JMED at a price of $5.91 per share. The options to be issued bear the same terms and conditions as the options presently held and such options are currently vested and exercisable in full. Each Principal Holder has agreed not to exercise such options prior to the Closing Date. The Agreement provides, however, that by notice to JMED and Abana given prior to the Closing Date, a Principal Holder may elect to exercise and surrender such option as of the first business day following the Closing Date and, in lieu of paying the exercise price and receiving shares of the Common Stock of JMED, receive in cash the value of such options as of such date. The Agreement provides certain registration rights under the Securities Act of 1933 to the Principal Holders in respect of the shares of the Common Stock of JMED to be received by them pursuant to the Merger.


     The Principal Holders also agreed (i) to indemnify and hold JMED harmless from certain expenses, loses or claims arising from any failure of the representations or covenants of Abana in the Agreement, (ii) to secure such indemnification by placing in escrow an aggregate of 60,000 shares of the Common Stock of JMED to be received by them as a result of the Merger, and
(iii) to execute and deliver non-competition agreements. See "The Agreement - Agreements of Principal Holders."

REGULATORY APPROVALS

     Neither JMED nor Abana is aware of any material governmental approvals or actions that may be required for consummation of the Merger other than the effectiveness of the Registration Statement of which this Prospectus is a part. Should any such approval or action be required, it is presently contemplated that such approval or action would be sought. There can be no assurance, however, that any such approval or action, if needed, could be obtained or, if obtained, would not be conditioned in a manner that would cause the parties to abandon the Merger.

ACCOUNTING TREATMENT

     JMED intends to treat the Merger as a "purchase" for accounting and financial reporting purposes. As a "purchase" for financial reporting purposes, JMED will record the cost of the acquisition (consisting of the fair value of the consideration paid to acquire Abana together with certain expenses of the transaction) and allocate such costs to Abana's net assets. The fair value of the Common Stock of JMED issued in the transaction will be added to

JMED's reported shareholders' equity. To the extent that the cost of the acquisition exceeds the fair value of Abana's tangible net assets, the excess will be recorded by JMED as "goodwill" or other intangible assets. Amounts allocated to goodwill or other intangible assets will generally be amortized and charged against income over a 25 year period from the date of the acquisition. In connection with the Merger, JMED expects to recognize approximately $14 million of goodwill. See "Unaudited Pro Forma Condensed Combined Financial Information." Because the Merger is intended to qualify as a "tax-free" reorganization, future amortization charges arising from such goodwill are not expected to be deductible by JMED for federal or state income tax purposes. See "The Merger - Certain Federal Income Tax Consequences."


     The Agreement provides that in the event of a closing date and effectiveness of the Merger as of a date subsequent to December 31, 1996, the transactions will be deemed to be effective for accounting, financial reporting purposes and tax purposes as of the close of business on the last day of the calendar month preceding the month in which the closing occurs. Accordingly, if the closing occurs as of any date between December 31, 1996 through January 31, 1997, it will nevertheless be reflected for such purposes as effective on December 31, 1996.

RESALES OF SHARES OF COMMON STOCK OF JMED RECEIVED IN THE MERGER

     MARKET FOR THE COMMON STOCK OF JMED

     The Common Stock of JMED is traded over-the-counter in the Nasdaq National Market. JMED has filed an application to the National Association of Securities Dealers, Inc. to include, upon official notice of issuance, the shares of its Common Stock issuable pursuant to the Merger.

     PRINCIPAL HOLDERS

     The aggregate of 291,250 shares of the Common Stock of JMED to be received by the Principal Holders as a result of the conversion of the shares of common stock of Abana held by them in the Merger will constitute "restricted securities" under the Securities Act and will be deemed to have been issued in a transaction not involving any public offering. Unless registered under the Securities Act for resale, such shares may not be resold in the absence of an exemption from applicable registration requirements. In the Agreement, JMED has agreed to provide to the Principal Holders upon request registration of such shares under the Securities Act following the date upon which JMED files with the Commission its Annual Report on Form 10-K for the year ending December 31, 1996. Under the Exchange Act, the Annual Report on Form 10-K for the year ending December 31, 1996, is required to be filed on or before March 31, 1997. JMED has further agreed, subject to certain conditions, to maintain any such registration current and effective on behalf of the Principal Holders until the earlier of (i) two years following the Closing or (ii) the date upon which Rule 144 under the Securities Act becomes available to the Principal Holders as an exemption from registration permitting resale.

     OTHER HOLDERS

     The shares of the Common Stock of JMED being received by holders of the common stock of Abana other than the Principal Holders are included in the Registration Statement of which this Prospectus is a part. Since no holder of the common stock of Abana other than the Principal Holders and JMED may be deemed to be an "affiliate," as that term is used under the Securities Act, of either Abana or JMED, and since the Merger does not constitute a transaction subject to Rule 145 under the Securities Act, the shares of the Common Stock of JMED being received by such other holders are expected to be freely tradable without subsequent registration under the Securities Act in accordance with the exemption provided by Section 4(1) for transactions not involving "an issuer, underwriter or dealer."

PROCEDURES FOR EXCHANGE OF ABANA STOCK FOR COMMON STOCK OF JMED

     As of the Closing Date, JMED will deposit, or will cause to be deposited, with the transfer agent for the Common Stock of JMED (or another agent designated by JMED and acceptable to Abana) (the "Exchange Agent") for the benefit of the holders of common stock of Abana, for exchange in accordance with the terms of the Merger certificates representing the shares of Common Stock of JMED issuable pursuant to the Merger. The Exchange Agent will, pursuant to irrevocable instructions, deliver the shares of Common Stock of JMED against receipt and surrender of the shares of the common stock of Abana.


     Accompanying this Prospectus is a form of Letter of Transmittal which may be used by holders of the common stock of Abana to forward, either in advance of or subsequent to the Closing Date, certificate(s) representing the shares of common stock of Abana held of record. HOLDERS OF THE COMMON STOCK OF ABANA MUST FORWARD AND SURRENDER TO THE EXCHANGE AGENT CERTIFICATE(S) REPRESENTING ALL SHARES OF SUCH COMMON STOCK IN ORDER TO OBTAIN DELIVERY OF THE SHARES OF THE COMMON STOCK OF JMED INTO WHICH SUCH SHARES ARE TO BE CONVERTED. Pending receipt by the Exchange Agent of the certificate(s) representing the shares of the common stock of Abana to be surrendered and exchanged in the Merger, the Exchange Agent will hold and not distribute to any holder (i) any cash payment due such holder in respect of any fractional share interest in Common Stock of JMED arising from the Merger and (ii) any dividend payable with respect to the Common Stock of JMED held by the Exchange Agent for delivery to such holder. Any such cash amounts held for distribution to a former holder of the common stock of Abana will not bear interest pending delivery.


     The shares of the Common Stock of JMED issued upon conversion of the shares of the common stock of Abana in the Merger will be deemed to have been issued in full satisfaction of all rights pertaining to such shares of common stock of Abana.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     GENERAL

     The following is a summary description of the material federal income tax consequences of the Merger to holders of the common stock of Abana. This summary is not a complete description of all of the consequences of the Merger and, in particular, may not address federal income tax considerations applicable to the treatment of a stockholder who, at the Closing Date, (i) already owns shares of the Common Stock of JMED, (ii) is not a United States citizen, (iii) is a tax-exempt entity, or (iv) holds shares of the common stock of Abana as a nominee or representative rather than in his or her individual capacity. In addition, no information is provided herein with respect to the tax consequences of the Merger under applicable foreign, state or local laws. Each holder of the common stock of Abana is urged to consult a tax advisor as to the specific tax consequences of the transaction to that stockholder. The following discussion is based on the Code, as in effect on the date of this Prospectus, without consideration of the particular facts or circumstances of any holder of shares of the common stock of Abana.

     THE MERGER

     Abana has received an opinion from Sirote & Permutt, P.C., Birmingham, Alabama, counsel to Abana, which opinion is included as Appendix A to this Prospectus. Stockholders are urged to read the opinion and to recognize the assumptions and limitations set forth therein. The following summary of the material federal income tax consequences of the Merger to holders of the common stock of Abana is subject to such assumptions and limitations and is qualified in its entirety by the matters specifically addressed in the opinion.

     The Merger will constitute a reorganization within the meaning of Section 368 of the Code such that no taxable gain or loss will be recognized by a holder of the common stock of Abana except with respect to cash, if any, paid to such holder pursuant to the Merger including cash received in lieu of fractional share interests or cash received as a result of the exercise of statutory dissenters' rights. Accordingly, except as to such cash distributions, gain or loss on the investment in Abana of a holder of common stock of Abana will generally be deferred until the holder sells the shares of the Common Stock of JMED to be received in the Merger. The opinion assumes that the former holders of common stock of Abana will not act in concert to sell the shares of the Common Stock of JMED received in the Merger and will, in the aggregate, retain sufficient shares of the Common Stock of JMED to satisfy any "continuity of interests" test applicable to the Merger.

     As no gain or loss will be recognized to holders of the common stock of Abana upon the surrender, exchange and conversion of their Abana shares for shares of the Common Stock of JMED, the tax basis of the shares of the Common Stock of JMED received in the Merger will be the same as the holder's tax basis in the shares of the common stock of Abana surrendered in exchange therefor. For tax purposes and provided that the shares of the common stock of Abana were held as a capital asset on the Closing Date, the holding period of the shares of the Common Stock of JMED received in the Merger will include the period during which the shares of the common stock of Abana surrendered in exchange therefor were held.

     The receipt of cash in lieu of a fractional share interest in the Common Stock of JMED arising from the Merger will be a taxable transaction and, assuming that the share is held as a capital asset, will constitute a capital gain. A portion of the holder's basis in the common stock of Abana surrendered in the Merger will offset or reduce the amount of such gain.

     The receipt of cash in lieu of shares of the Common Stock of JMED pursuant to the exercise of dissenters' rights under the DGCL will be a taxable event whether the amount of such cash payment is negotiated and agreed with the Surviving Corporation or results from an appraisal proceeding under Delaware law. A holder of the common stock of Abana who exercises dissenters' rights and receives cash for his or her common stock of Abana will be treated as receiving the cash in redemption of such shares of the common stock of Abana. Such a dissenting stockholder ordinarily will recognize gain or loss equal to the difference between the amount of cash received and such stockholder's basis in the shares of the common stock of Abana deemed redeemed. Such gain or loss generally will be a capital gain or loss if the shares of the common stock of Abana were held as a capital asset as of the Closing Date.

     THE MERGER MAY HAVE CONSEQUENCES AFFECTING TAXES OTHER THAN THE FEDERAL INCOME TAX CONSEQUENCES DISCUSSED ABOVE. HOLDERS OF THE COMMON STOCK OF ABANA ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING ALL TAX CONSEQUENCES OF THE CONSUMMATION OF THE MERGER AS IT RELATES TO THEIR OWN CIRCUMSTANCES UNDER FEDERAL, STATE AND LOCAL INCOME TAX AND OTHER TAX LAWS.

     Neither JMED nor AAC, as the Surviving Corporation and successor to Abana, will recognize taxable gain or loss in connection with the Merger. For tax purposes, JMED and the Surviving Corporation will succeed to Abana's tax basis in the assets of Abana transferred to the Surviving Corporation as a result of the Merger. Because the Merger is intended to qualify as a "tax-free" reorganization under the Code, JMED is generally not permitted to increase its tax basis in the assets acquired to reflect the value of the consideration paid in the transaction. Such an increase in the tax basis, if available, could be beneficial to JMED either by reducing recognition of income at the time of sale or disposition of such assets or by increasing available tax deductions associated with depreciation or amortization of the value of such assets.

DISSENTERS' RIGHTS OF APPRAISAL

     Under Section 262 of the DGCL ("Section 262"), holders of the common stock of Abana who do not wish to accept shares of the Common Stock of JMED pursuant to the terms of the Merger have the right to seek appraisal of the fair value of their shares of common stock of Abana in the Delaware Court of Chancery.
Section 262 is set forth in its entirety as Appendix B to this Prospectus. The following discussion is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by reference to Appendix B. This discussion and Appendix B should be reviewed carefully by any holder who wishes to exercise statutory appraisal rights or wishes to preserve the right to do so, since failure to comply with the procedures set forth herein or therein may result in a loss of such appraisal rights.

     NOTICE REQUIREMENTS


     A holder of record of the common stock of Abana who desire to exercise his appraisal rights must satisfy all the following conditions: (1) a written demand for appraisal of the shares of the common stock of Abana must be delivered by the holder to the Secretary of Abana within twenty (20) days of the date upon which the Notice of the adoption of the Merger has been mailed to such holder, and (2) the holder must continue to hold the shares of common stock of Abana as to which appraisal is sought and held on the date of making the demand through the Closing Date, which is the effective date of the Merger. THE NOTICE AND THIS PROSPECTUS ARE BEING MAILED TO RECORD HOLDERS OF THE
COMMON STOCK OF ABANA BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, ON NOVEMBER 23, 1996; ACCORDINGLY, ANY WRITTEN DEMAND FOR APPRAISAL AND EXERCISE OF RIGHTS UNDER SECTION 262 MUST BE RECEIVED BY THE SECRETARY OF ABANA AT OR BEFORE THE
CLOSE OF BUSINESS ON DECEMBER 13, 1996.   Holders of the common stock of
Abana who wish to exercise or preserve their rights to appraisal under Section 262 should mail or deliver their written demands to: Perry N. Cole, Abana Pharmaceuticals, Inc., P.O. Box 360388, Birmingham, AL 35236.


     A written demand for appraisal in accordance with Section 262 will be sufficient if it reasonably informs Abana of the identity of the holder and indicates that the holder intends to demand the appraisal of his shares if the Merger becomes effective under the DGCL. A demand for appraisal must be executed by or for the holder of record, fully and correctly, as such holder's name appears on the records of Abana. An authorized agent or representative, including a fiduciary, may execute the demand for appraisal for a holder of record; however, the agent must identify the record holder and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the holder. Beneficial owners who are not record holders and who intend to exercise appraisal rights should instruct their record holders to comply strictly with the statutory requirements with respect to the exercise of appraisal rights and within the time requirements set forth above.

     Under Section 262, Abana or the Surviving Corporation must provide notice to each holder who has properly given Abana notice of such holder's intent to exercise or preserve appraisal rights and complied with the requirements of
Section 262 that such appraisal rights will be available to such holder as of the Closing Date. In the context of the Merger, it is expected that any such confirming notice will be provided by the Surviving Corporation promptly following the Closing Date.

     POSSIBLE VOLUNTARY RESOLUTION OF DISSENTERS' RIGHTS

     Under the terms of the Agreement, the obligations of JMED and AAC to complete the Merger are conditioned, among other requirements, upon appraisal rights under Section 262 not being exercised as to more than 56,000 shares of the common stock of Abana. Accordingly, in the event that Abana receives any notice from any holder of its common stock of such holder's intention to exercise appraisal rights under Section 262 either Abana or JMED may elect to contact such holder prior to the Closing Date and endeavor to negotiate a mutually agreeable cash settlement with respect to such holder. It is anticipated that any such settlement would be conditioned upon consummation of the Merger and would be in full settlement of all claims of such holder against Abana and would require the waiver of such holder's rights under Section 262. In the event that appraisal rights should be asserted with respect to more than 56,000 shares of the common stock of Abana, the ability to reach such settlements in advance of the Closing Date could be a factor in any determination by JMED to waive such condition to its obligations.

     APPRAISAL PROCEDURES

     Within 120 days after the Closing Date, but not thereafter, either the Surviving Corporation or any holder who has complied with the requirements of
Section 262 and is entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the value of the shares as to which appraisal rights have been asserted (the "Dissenting Stock").

     If a petition for appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which former holders of the common stock of Abana are entitled to appraisal and thereafter appraise the "fair value" of the shares held by them exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value from the Closing Date.

     Costs of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application from a holder of Dissenting Stock, the Delaware Court of Chancery may order that all or a portion of the expenses incurred, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination, allocation or assessment, each party bears its own expenses.

     If no petition for an appraisal is filed within 120 days after the Closing Date, holders' rights to appraisal shall cease and all holders of Dissenting Stock (other than any such holders who have reached a settlement with the Surviving Corporation regarding the fair cash value of such holders' Dissenting Stock) shall be entitled to receive the shares of the Common Stock of JMED to which they would have been entitled in the Merger absent the exercise of appraisal rights.

     Inasmuch as the Surviving Corporation has no obligation to file such a petition initiating appraisal proceedings, and has no present intention to do so, any holder of Dissenting Stock who desires such a petition to be filed is advised to file a petition on a timely basis. Once a petition has been timely filed in the Delaware Court of Chancery demanding appraisal, the petition cannot be dismissed as to holder of Dissenting Stock without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

     ELEMENTS OF "FAIR VALUE"

     In determining fair value, the Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., decided February 1, 1983, the Delaware Supreme Court discussed the factors which could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that in making a determination of fair value, the court must consider "market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. . . ."  Section 262 provides that fair value is to be
"exclusive of any element of
value arising from the accomplishment or expectations of the merger." In Weinberger, the Delaware Supreme Court construed Section 262 to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible as of the date of the merger and not the product of speculation, may be considered."

     The fair value of shares of the common stock of Abana as determined under
Section 262 could be more than, the same as or less than the value of the shares of the Common Stock of JMED issuable in exchange therefor in the Merger. In any appraisal arising from the Merger, the focus will be on the fair value of the common stock of Abana and the Surviving Corporation may, among other arguments, suggest that (i) the value of the shares of the Common Stock of JMED issuable in the Merger, whether valued as of the date of the Agreement or as of the Closing Date, includes "elements of value arising from the accomplishment or expectations of the merger," (ii) any change in the value of the Common Stock of JMED between the date of the Agreement and the Closing Date is unrelated to any change in the value of the common stock of Abana apart from the Merger, and/or (iii) that in the context of the Merger the market price for the Common Stock of JMED issuable pursuant thereto exceeds the fair value in cash of the common stock of Abana.

     VOLUNTARY WITHDRAWAL OF DISSENTERS' RIGHTS

     At any time within 60 days following the Closing Date, any holder of Dissenting Stock shall have the right to withdraw his demand for appraisal and to accept the shares of the Common Stock of JMED to which such holder would have been entitled under the Merger. After this 60 day period, a holder of Dissenting Stock may withdraw his demand for appraisal only with the consent of the Surviving Corporation and in lieu of providing such consent the Surviving Corporation could elect to file a petition to commence appraisal proceedings before the Delaware Court of Chancery.

     OTHER MATTERS

     Any holder who has duly demanded an appraisal in compliance with Section 262 will not, after the Closing Date, be entitled to vote shares of the common stock of Abana for any purpose or be entitled to the payment of dividends or distributions on those shares.

     If any holder who demands appraisal of his common stock of Abana under
Section 262 fails to perfect, or effectively withdraws or loses his right to appraisal other than by means of a settlement with the Surviving Corporation as to the fair value in cash of such Dissenting Stock, the shares of such holder will be converted into shares of the Common Stock of JMED as provided in the Merger. Failure to take any required step in connection with the exercise of appraisal rights may result in the termination of such rights. In view of the complexity of the applicable provisions of the DGCL, holders who are considering the assertion of rights under Section 262 should consult their legal advisors. Such holders should also consider the related tax consequences associated with the exercise of such rights. See "The Merger -Certain Federal Income Tax Consequences - The Merger."


     Until the Closing Date, dissenting holders of the common stock of Abana should send any communications regarding their rights to Abana, c/o Perry N. Cole, Abana Pharmaceuticals, Inc., P.O. Box 360388, Birmingham, AL 35236. After the Closing Date, such holders should send any communications to JMI-Abana Pharmaceuticals, Inc., c/o Edward A. Chod, Esq., Greensfelder, Hemker & Gale, P.C., 2000 Equitable Building, 10 South Broadway, St. Louis, Missouri 63102. All such communications should be signed by or on behalf of the holder in the form in which the shares are registered on the books of Abana.


     The foregoing summary of Section 262 and its application to the Merger does not purport to be complete and is qualified in its entirety by reference to Section 262, a copy of which is included as Appendix B to this Prospectus and incorporated herein by reference. All holders of the common stock of Abana are urged to read Section 262 in its entirety.

                         BACKGROUND OF THE TRANSACTION

     A significant portion of the information appearing in this portion of the Prospectus has been supplied to JMED by Abana and is included by JMED herein in reliance upon the representations and warranties of Abana contained in the Agreement.

PRIOR INVESTMENT BY JMED IN ABANA STOCK

     In early 1992, Abana contacted a third party in Chattanooga, Tennessee for the purpose of seeking assistance in obtaining capital through the sale of shares of the common stock of Abana to fund its operations. Through this contract, Abana was introduced to Dennis M. Jones, Chairman of the Board of JMED. After negotiations between Abana and JMED, Abana and JMED entered into a Stock Purchase Agreement on June 1, 1992, pursuant to which JMED purchased 362,519 shares of Abana common stock (approximately 16% of the outstanding shares) for an aggregate investment of $500,000.

     Under the Stock Purchase Agreement, JMED was granted certain rights, including the right to elect one member of the board of directors of Abana and pre-emptive rights to purchase additional shares of the common stock of Abana in the event Abana offered additional shares in the future in order to permit JMED the opportunity to maintain its percentage ownership of the outstanding shares of such common stock. Mr. Jones was elected to the board of directors of Abana in June of 1992 and has served on the board since that time.

     As a result of JMED's investment in Abana and Mr. Jones' position as a member of the board of directors of Abana, JMED has been familiar with the development of Abana's product lines and marketing and sales efforts since 1992. Although JMED and Abana periodically discussed possible sale and distribution of JMED products through the Abana sales force, such activity did not develop primarily due to the fact that JMED's pharmaceuticals focused on the critical care segment of the market, in which marketing efforts were directed primarily to hospital pharmacies, whereas Abana's pharmaceutical products were oriented toward generic prescription pharmaceuticals and its marketing approach was directed primarily toward individual physician prescribers.

CONSIDERATIONS AND EVENTS LEADING TO THE AGREEMENT


     For approximately two years prior to entering the Agreement, Abana management had considered various alternatives for maximizing shareholder value and providing liquidity for its shareholders. Approaches considered by Abana management included a public offering to raise additional capital funds and permit expansion of its product lines and sales force, as well as possible "strategic mergers" or alliances with similar firms and the possible sale of Abana. During the course of these considerations, Mr. Jones indicated to Mr. Eads on various occasions that JMED would consider a possible merger of Abana with and into JMED when and if Abana achieved profitability and a satisfactory level of sales volume and a product mix which appeared compatible with JMED's other pharmaceutical activities. Although 1995, represented Abana's first year of profitable operations, that development did not lead to immediate discussions between JMED and Abana relating to a possible acquisition since the management of JMED was engaged in other acquisition and financing activities and since the management of Abana was exploring other alternatives.


PROPOSED TRANSACTION BETWEEN ABANA AND KV PHARMACEUTICAL COMPANY

     During the early part of 1996, management of Abana met several times with management of KV Pharmaceutical Company ("KV"), a manufacturer of prescription pharmaceuticals. As a result of such discussions, Abana and Messrs. Eads and Cole entered a letter of intent with KV relating to a proposed transaction pursuant to which Abana would be acquired by KV in exchange for an aggregate of approximately 1,000,000 shares of the common stock of KV in a transaction intended to qualify as a "tax free" reorganization and to be accorded "pooling of interests" accounting treatment. A "pooling of interests" transaction treats combining companies for certain accounting purposes as if they had been a single company since inception and avoids the requirement applicable to other business combinations, including the Merger, that the excess of the purchase or acquisition price over the fair value of the tangible assets being acquired be recognized as "goodwill" or other intangibles subject to amortization against future income. Among other conditions in order to qualify as a "pooling of interests," a transaction must involve solely an exchange of common stock for common stock and no more than 10% of the shares, including shares held by dissenting shareholders, may be acquired for cash.

     At the time of the letter of intent between Abana and KV, the market value of the shares of KV to be offered to the Abana stockholders was approximately $15.75 per share, giving the transaction an indicated market value of approximately $15,750,000. The proposed transaction included provisions limiting the maximum value of the shares of KV stock to be issued to $17,000,000 and creating a minimum value of $14,000,000; however, in the event that KV was required to issue additional shares of its stock to achieve the $14,000,000 price, KV (but not Abana) would have been permitted to terminate its obligation to consummate the transaction if the market price for KV stock fell below $12.50 per share. Under the terms proposed by KV, each share of the common stock of Abana would have been converted into a fractional share of KV stock having a market value between $6.17 and $7.50.

     Subsequent to the letter of intent, representatives of KV and management of Abana continued discussion of the terms of the proposed transaction and Abana received a draft of a Agreement and Plan of Merger from KV in early April, 1996.

     As a member of the board of directors of Abana, Mr. Jones was provided with a copy of the letter of intent between KV and Abana and participated in a telephonic meeting of Abana's board of directors to discuss and authorize entering into the letter of intent. Mr. Jones abstained from voting in favor of or against the proposed transaction with KV and advised the other directors that JMED would be willing to investigate and consider a possible proposal for acquiring Abana but due to other commitments could not undertake any such investigation until mid-April, 1996. Although Mr. Jones indicated that he believed that if JMED determined to make an offer for Abana, such offer would equal or exceed the terms proposed by KV, he also indicated that there was no assurance that such an offer would be forthcoming. Mr. Jones also indicated that in the event that Abana elected to pursue the transaction with KV, JMED would be willing to agree with Abana and KV not to exercise its dissenter's rights or to take other action which would cause such transaction to fail to qualify for "pooling of interests" accounting treatment.

     In early April, Mr. Jones and other representatives of JMED met with management of Abana to review developments in Abana's operations with a view to determining whether there appeared to be a strategic fit between Abana and JMED and whether JMED wished to make a counter-offer to Abana in face of the proposed transaction with KV. As a result of such discussions, JMED determined not to make an offer at that time. JMED indicated that having recently acquired domestic marketing rights to Tapazole(R) from Eli Lilly, it believed that its energies would be focused more appropriately upon sales and marketing strategies with respect to that product line.

     Although management of Abana continued discussions of the terms of the proposed merger with representatives of KV, they were unable to reach agreement on certain terms set forth in the draft agreement submitted by KV and, in view of subsequent developments at KV and a decline in the price of the KV stock below the $12.50 level, the proposed transaction between Abana and KV was abandoned in May, 1996. As of November 1, 1996, the market price for the common stock of KV as reported on the American Stock Exchange was approximately $11.75 per share.

DISCUSSIONS AND NEGOTIATIONS LEADING TO THE AGREEMENT

     In July, 1996, JMED entered into the agreements relating to the Daniels Acquisition pursuant to which JMED would, inter alia, acquire ownership, manufacturing and marketing rights to Levoxyl(TM). Tapazole(R) and Levoxyl(TM) are, respectively, pharmaceuticals used in the treatment of hyperthyroidism and hypothyroidism and the marketing efforts for both such products are focused primarily upon individual endocrinologists and other prescribing physicians rather than toward hospital pharmacies. In reviewing alternative strategies for increasing its sales force to promote sales of these products, which in the aggregate are expected to account for approximately 25% of JMED's 1996 sales revenues, JMED believed that the physician-oriented marketing approach of Abana's sales force was significantly more attractive than was the case during prior discussions between the companies.

     On August 20, 1996, Mr. Eads was contacted by Mr. Jones by telephone to determine whether Abana was interested in exploring the possibility of the acquisition of Abana by JMED. Abana management was receptive to the preliminary discussion with Mr. Jones and several discussions followed. Abana management believed that the preliminary terms offered by JMED could form the basis of an acceptable transaction. Mr. Jones and other JMED representatives met with Abana management on August 25, 1996, in Birmingham, Alabama, to discuss the specifics of the JMED proposal. Abana management indicated its willingness to entertain a written offer from JMED based on the terms discussed during this meeting.

     On September 10, 1996, JMED delivered a letter to Mr. Eads, proposing the acquisition of Abana by JMED pursuant to a merger of Abana with and into AAC, a to be formed wholly-owned subsidiary of JMED, in exchange for shares of classes of preferred stock of JMED, convertible into common stock at future dates. Under the terms of this proposal, holders of fewer than 5,000 shares of the common stock of Abana would have received cash in the amount of $7.65 per share and those holding 5,000 or more shares of common stock of Abana would have received, for each 5,000 shares of Abana held, a package of preferred stocks convertible into between 900 and 1,125 shares of JMED Common Stock with the number of shares to be determined in part based upon the operations of Abana during 1997. This structure was intended, in part, to allow the proposed transaction to be accomplished as a so-called "private placement" in order to avoid delays between the signing and closing of the transaction arising from the need to register the shares of JMED under the Securities Act of 1933.

     JMED delivered a draft of the definitive Agreement on or about September 19, 1996, and the parties commenced negotiations of the specific terms of the Merger. Although the Principal Holders and Abana were receptive to the terms and structure proposed, discussion continued between Abana and JMED particularly with a view to increasing the number and level at which holders of Abana's common stock would receive JMED securities rather than cash. Although the proposed $7.65 cash per share of common stock of Abana was roughly equivalent to the approximately $35 price per JMED share applicable at the time the preliminary understandings between Abana and JMED had been reached, subsequent increases in the market price for the Common Stock of JMED gave rise to concerns that the apparent disparity between the cash price and the number of shares of Common Stock of JMED potentially to be received by Abana's larger shareholders upon conversion of the proposed preferred stock might lead to a challenge to the transaction.

     As a result of numerous discussions between JMED management and Abana management and their respective legal counsel, and after exploring various restructuring alternatives, JMED revised its offer on October 7, 1996, to provide for a merger in which JMED would issue 0.22 shares of its Common Stock in exchange for each share of the common stock of Abana. JMED's willingness to revise the terms in this manner was conditioned in part upon the willingness of the Principal Holders, as the holders of more than a majority of the outstanding common stock of Abana, to approve and adopt the proposed merger by written consent, thereby reducing any risk to JMED that the transaction would not be consummated. In connection with the revised offer, JMED also requested that the Principal Holders accept certain proposed indemnification and escrow arrangements and that the Principal Holders agree to enter non-competition agreements. In transmitting its revised offer, JMED indicated that it was unwilling to incur the additional costs of implementing the transaction as restructured unless Abana and the Principal Holders completed, as of the date of the Agreement, all necessary corporation authorizations to give effect to the Merger in a manner that would not require further action by the holders of the common stock of Abana.

     Abana's Management and the Principal Holders indicated their willingness to accept JMED's revised proposal, and Abana management and JMED management proceeded to negotiate the definitive terms of the Agreement following JMED's submission of a revised draft agreement on October 10, 1996.

     The Abana board of directors met on October 23, 1996, to review and discuss the Agreement. The Abana board considered the specific terms of the definitive Agreement and the effect of the Merger on the Abana stockholders. A form of the definitive Agreement was reviewed by the Abana board. After discussing the terms of the JMED offer and reviewing the form of the Agreement, the Abana board voted unanimously, with Mr. Jones abstaining, to approve the Agreement and the transactions contemplated therein, including the Merger. The Board of Directors of JMED approved the Agreement on November 6, 1996.

REASONS FOR THE TRANSACTION

     Abana and the Principal Holders believe that the transaction provides both significant liquidity and significant shareholder value and return to the holders of common stock of Abana and that the operations of Abana will benefit from the availability of JMED's pharmaceutical product lines. JMED believes that the addition of Abana's sales force will significantly enhance its ability to develop marketing efforts for its current physician-oriented products and that the addition of Abana's existing product lines complement JMED's existing product lines and provide opportunities for further growth and product development.

                                 THE AGREEMENT

     The following is a brief summary of the material provisions of the Agreement and certain exhibits thereto. This description does not purport to be complete and is qualified in its entirety by reference to the Agreement which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. A copy of this Agreement is available for inspection at the offices of Abana and will be provided upon request to any holder of the common stock of Abana. See "Incorporation of Certain Documents by Reference."

GENERAL


     The Agreement provides that, upon the satisfaction or waiver of certain conditions, Abana will be merged with and into AAC, AAC will continue as the Surviving Corporation and a wholly-owned subsidiary of JMED under the name "JMI-Abana Pharmaceuticals, Inc.," and the separate existence of Abana will cease. Pursuant to the Agreement, at the effective time of the Merger on the Closing Date, among other things, each outstanding share of the common stock of Abana will be converted into the right to receive 0.22 share of the Common Stock of JMED; provided, however, that (i) shares of the common stock of Abana held in its treasury or held, directly or indirectly by JMED, will not be so converted but will be retired and canceled and (ii) shares of the common stock of Abana which constitutes Dissenting Stock will be converted into the right to receive the "fair value" thereof in cash or as otherwise determined in accordance with Section 262 of the DGCL. See "The Merger - Effects of the Merger" and "The Merger - Dissenters' Rights of Appraisal."


     Based upon the aggregate of 2,274,213 shares of the common stock of Abana outstanding as of the date of the Agreement, reduced by the 362,519 such shares beneficially owned by JMED, it is expected that JMED will issue an aggregate of 420,572 shares of the Common Stock of JMED pursuant to the Merger subject to such reductions in number of such shares as may arise from the settlement of fractional share interests or from Dissenting Stock, if any. In addition, based on the options to acquire shares of the common stock of Abana outstanding on the date of the Agreement, options to acquire an aggregate of 40,070 shares of the Common Stock of JMED are to be issued pursuant to the Merger.

     The Principal Holders joined with JMED and Abana as parties to the Agreement to confirm, as of the date of the Agreement, their irrevocable intention (i) to be bound by the terms of the Merger and to deliver the related indemnification and non-competition agreements as contemplated by the Agreement, (ii) to cause Abana to take all necessary and appropriate action to meet the conditions to the obligations of JMED under the Agreement, and (iii) to adopt and approve the Agreement and the Merger by written consent as holders of a majority of the common stock of Abana. See "Background of the Transaction
- Discussions and Negotiations Leading to the Agreement."

CERTAIN REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various representations and warranties made by JMED and, jointly and severally, by Abana and the Principal Holders. The representations and warranties contained in the Agreement are subject, in certain cases, to specified exceptions. Each of the representations and warranties is represented as being true as of the date of the Agreement and to be true as of the Closing Date. The representations made by Abana expire as of the Closing Date. The representations made by JMED survive the Closing Date for a period of three years.

     Representations and warranties relating to the following matters have been made with respect to each of JMED and Abana: (i) their respective due organization, corporate power, good standing and related matters; (ii) their respective capital structures; (iii) receipt of necessary corporate authority with respect to the transactions contemplated by the Agreement; (iv) the respective financial statements referenced in the Agreement; (v) the absence of any conflict with their respective corporate charters and by-laws, applicable law or with certain contracts; (vi) representations intended to confirm the absence of conditions which would prevent the Merger from qualifying as a tax-free reorganization under the Code; and (vi) the accuracy of certain information provided in or pursuant to the Agreement.

     JMED has made certain additional representations and warranties to Abana relating, among other things, to (i) the authorization and validity of the shares of the Common Stock of JMED to be issued in the Merger, (ii) the organization, capitalization and ownership of AAC prior to the Closing Date, and (iii) the eligibility and absence of impediments for certain filings by JMED under the Securities Act.

     Abana and the Principal Holders have made certain additional representations to JMED relating to, among other things, the following matters:
(i) Abana's shareholders and related parties, (ii) filings and payments with respect to certain tax matters, (iii) material contracts, (iv) the absence of certain conduct, whether or not in the ordinary course of business, since December 31, 1995, (v) litigation matters affecting Abana, (vi) possession of certain licenses or other authorizations and compliance with applicable laws,
(vii) products manufactured by or produced for Abana, (viii) title to properties, (ix) employee benefit matters, (x) intellectual property, (xi) insurance, (xi) customers and supplemental financial information, (xii) employees and employee relations matters, (xiii) environmental matters, and
(xiv) to the effect that Abana is an operating company and not an "investment company" under the Code or federal securities laws.

CERTAIN COVENANTS


     Abana has agreed to provide JMED access to its books, records and properties and to provide information to JMED necessary to enable JMED to prepare and complete any applicable statement or filing in respect of the transactions contemplated by the Agreement, including the Registration Statement of which this Prospectus is a part.


     Abana and the Principal Holders have agreed to use their best efforts to take or cause to be taken all actions necessary, proper or advisable to consummate the Merger and the transactions contemplated by the Agreement.
Abana has further agreed to use its best efforts to maintain its properties and business organization and to perform and comply with its obligations and duties under contract or under applicable laws, rules, regulations and governmental authority.

     Abana has agreed pending the Closing Date not to take action, including the making of certain payments or the entering or amending of certain contracts, without prior written consent or authorization from JMED. Abana has also agreed to provide JMED with prompt notice of events or issues which may have an impact on the assets, financial condition, products or operations of Abana either pending or following the Closing Date.

     JMED has agreed not to take action which would interfere with its ability to perform its obligations under the Agreement. JMED has also (i) agreed to cause the filing of the Registration Statement of which this Prospectus is a part and to cause such Registration Statement to become effective as promptly as practicable thereafter and (ii) agreed to effect certain future filings under the Securities Act and under the Exchange Act relating, directly or indirectly, to the shares of the Common Stock of JMED to be received by the Principal Holders pursuant to the Merger. See "The Merger - Resales of Shares of the Common Stock of JMED Received in the Merger - Principal Holders." In connection with registration statements filed under the Securities Act relating to the Agreement or on behalf of the Principal Holders, JMED has agreed to indemnify and hold the Principal Holders harmless against certain loss, claims, damage or expense.

INCONSISTENT ACTIVITIES

     The Agreement provides that prior to the Closing or termination of the Agreement Abana will not (i) solicit, directly or indirectly, or cause any other person to solicit, any offer to acquire the assets of Abana, whether by merger, purchase of assets, tender offer or similar transaction or (ii) enter into any agreement which provides for the merger of Abana or the sale of the capital stock of Abana or the assets of Abana to a person other than JMED or a subsidiary of JMED.

CONDITIONS TO THE MERGER

     The obligations of JMED, AAC and Abana to consummate the Merger and related transactions in accordance with the Agreement are subject to the satisfaction of certain conditions (any or all of which may be waived by the party whose obligations are conditioned thereon). Each party's obligations are conditioned upon (i) the accuracy, as of the date of the Agreement and as of the Closing Date, of the other party's representations and warranties set forth in the Agreement, (ii) the performance by other parties to the Agreement of covenants applicable during the period between the date of the Agreement and the Closing Date, (iii) the absence of litigation or proceedings seeking to prevent the Merger or which involves a risk of a material adverse change in the condition, financial or otherwise of the other party, (iv) the receipt of satisfactory opinions of counsel as to certain matters; and (v) the transactions contemplated by the Agreement not giving rise to certain rights under the Abana Stockholders' Agreement. In addition, the obligations of JMED and AAC are conditioned upon (a) the receipt of any necessary regulatory approval, consent or authorization (including the effectiveness of the Registration Statement of which this Prospectus is a part), (b) the delivery at Closing by the Principal Holders of the indemnification and escrow agreement and the non-competition agreements which constitute exhibits to the Agreement and (c) the non-exercise of dissenters' appraisal rights under the DGCL in excess of 56,000 shares of the common stock of Abana.

CLOSING AND EFFECTIVENESS


     It is expected that the Closing under the Agreement will occur, and the Merger will become effective under the DGCL, on December 31, 1996 or as promptly thereafter as practicable (the "Closing Date"), subject to the satisfaction or waiver of the conditions to the Merger. The Agreement provides that in the event of a closing date and effectiveness of the Merger as of a date subsequent to December 31, 1996, the transactions will be deemed to be effective for accounting, financial reporting purposes and tax purposes as of the close of business on the last day of the calendar month preceding the month in which the closing occurs. Accordingly, if the closing occurs as of any date between December 31, 1996 through January 31, 1997, it will nevertheless be reflected for such purposes as effective on December 31, 1996.


TERMINATION OF THE AGREEMENT; AMENDMENT

     The Agreement will terminate on the later of the Closing Date or March 31, 1997, and may be terminated prior thereto by the mutual agreement of the parties. In addition, JMED may elect to terminate the Agreement in the event that (i) Abana shall fail to observe certain covenants, (ii) Abana shall fail to satisfy timely certain conditions to JMED's obligations, or (iii) in the event that JMED so elects in good faith in the event of an action seeking to restrain, prohibit or invalidate the transactions contemplated by the Agreement. In lieu of seeking termination of the Agreement, a party otherwise entitled to elect termination may elect to seek enforcement of the Agreement.

     The Agreement may be amended at any time by written consent of the parties, but no amendment which would reduce the number of shares of the Common Stock of JMED issuable in the Merger shall be effective without the consent of holders of a majority of the outstanding stock of Abana and the effectiveness of an amendment to the Registration Statement of which this Prospectus is a part and a revised Notice under the DGCL.

AGREEMENTS OF PRINCIPAL HOLDERS

     In addition to being parties to the Agreement for purposes of adopting the Merger by their written consent and joining in certain covenants, representations and warranties of Abana contained in the Agreement, the Principal Holders have agreed to deliver certain supplemental agreements to JMED on the Closing Date.

     ESCROW AND INDEMNIFICATION

     The Principal Holders have agreed to indemnify and hold JMED harmless from and against certain claims, loss, damage or expense as a result of any breach or failure of the representations of Abana set forth in the Agreement or any failure of Abana to observe and perform its covenants pending Closing under the Agreement. Such indemnification is to be secured by, and limited to, the deposit in escrow on the Closing Date by the Principal Holders of an aggregate of 60,000 shares of the Common Stock of JMED being received by them in the Merger. On March 31, 1998, the number of shares held in escrow (and therefore the exposure of the Principal Holders in respect of the indemnification provided to JMED) will be reduced to an aggregate of 10,000 shares of the Common Stock of JMED plus such additional number of shares of the Common Stock of JMED, if any, as may be needed in respect of indemnification claims pending, but not resolved, as of March 31, 1998. The indemnification and escrow expires, other than as to pending claims, on September 15, 1999.

     The Indemnification and Escrow Agreement provides that JMED will not be entitled to indemnification unless and until the aggregate of all claims as to which indemnification is otherwise applicable exceeds $50,000. The Escrow and Indemnification Agreement further provides that (i) in the event that prior to the Closing Date there is discovered a breach or failure of a representation or warranty of Abana or the failure of Abana to comply with or perform a covenant such that the conditions to the obligations of JMED to consummate the transactions contemplated by the Agreement would not be fulfilled, and (ii) in the further event that JMED is willing to waive such breach or failure, then the claim of JMED pursuant to the Escrow and Indemnification Agreement shall be limited to 60% of the total loss, claim, damage or expense incurred by JMED or the Surviving Corporation as a result of such breach or failure.

     Holders of the common stock of Abana other than the Principal Holders are not required to provide indemnification to JMED or to escrow any shares of the Common Stock of JMED received pursuant to the Merger.

     NON-COMPETITION AGREEMENT

     As an inducement to JMED to enter the Agreement and as a condition to JMED's obligations thereunder, each Principal Holder has agreed to deliver to JMED on the Closing Date a Non-Competition Agreement in which such Principal Holder agrees, except as provided therein, (a) not to reveal Confidential Information, as defined therein, relating to methods of operation, proprietary information, intellectual property and trade secrets, (b) at any time during the five years following the Closing Date or while employed by JMED or any subsidiary of JMED, or within two years thereafter not (i) to solicit for his own behalf or on behalf of or in conjunction with any other person, any employees, agents, contractors or consultants to Abana or JMED, or (ii) to engage in a business competitive with manufacturing, marketing or sale of pharmaceutical products similar to or competitive with the therapeutic categories of products marketed by Abana or JMED and (c) not to engage in activity intended to take away or divert business from Abana or JMED as to any customer of (i) Abana during the two years prior to the Closing Date or (ii) JMED or any of its subsidiaries at any time after the Closing Date at a time when such Principal Holder is employed by JMED or any of its subsidiaries.

     No additional consideration is due or payable to the Principal Holders in connection with the delivery of the Non-Competition Agreements.

FEES AND EXPENSES

     Each of JMED and Abana have agreed to bear their respective expenses incurred in connection with the Merger. In the event the expenses incurred by or on behalf of Abana in connection with the Agreement and Merger exceed $75,000, JMED would have the right to make a claim against the escrow and indemnification provided by the Principal Holders; however, the amount of such expenses incurred by or on behalf of Abana will not reduce the number of shares of Common Stock of JMED issuable in the Merger.

                      CERTAIN INFORMATION CONCERNING JMED

     The following summary information with respect to the business of JMED is intended to provide a general background concerning the Company, the markets within which it operates, the Company's business strategy and principal products and significant developments in the current year. The information presented below with respect to JMED reflects the restatement of its financial statements arising from the Daniels Acquisition accounts for a pooling of interests but does not include other material information concerning the Company's operations and management as set forth in filings under the Exchange Act which are incorporated in this Prospectus by reference. See "Available Information" and "Incorporation of Certain Documents by Reference." See also "Investment Considerations and Risk Factors" elsewhere in this Prospectus for additional information on factors affecting JMED's operations and financial condition.

GENERAL

     The Company is engaged in the marketing, distribution and manufacture of pharmaceuticals and nutritional supplements. Founded in 1981, the Company currently distributes approximately 160 branded pharmaceuticals and approximately 375 branded nutritional supplements under its own trademarks and tradenames. The Company manufactures pharmaceuticals at its facilities in Canton, Ohio, Middleton, Wisconsin, St. Petersburg, Florida, and St. Louis, Missouri and manufactures nutritional supplements at its facilities in Tempe, Arizona. The Company also utilizes manufacturing capacity as a contract manufacturer of pharmaceuticals and nutritional supplements for distribution
and sale by others under their labels and tradenames.   During 1995, sales of
pharmaceuticals and nutritional supplements accounted for approximately 59% and 41%, respectively, of the Company's total sales, as restated to reflect the acquisition of Galen Drugs of Florida, Inc. (the "Daniels Acquisition") in a pooling of interests transaction.

INDUSTRY BACKGROUND

     THE UNITED STATES PHARMACEUTICAL MARKET

     The annual domestic market for pharmaceuticals has estimated sales in excess of $60 billion. While the market is dominated by large multinational firms which conduct substantial research and development on new drugs, it is estimated that, within the domestic market, approximately 40% of sales are derived from individual pharmaceuticals and product lines, each of which generate less than $50 million of revenues annually. Industry consolidation and pricing pressures from cost containment initiatives have raised the threshold level of sales necessary for an individual product to justify active domestic marketing and promotion from a major pharmaceutical producer. In addition, major pharmaceutical companies have focused their marketing efforts on new drugs in order to recover development costs. As a result, sales of established pharmaceuticals may decline or become focused on a particular market niche. Further, pricing and profit pressures are leading the major pharmaceutical companies to consider divestitures of small product lines as a more effective means of harvesting cash flow from products which are not strategically important. While most of these products are no longer subject to patent protection, the cost of establishing manufacturing may prove excessive, raw materials may be difficult to obtain or the market size may be too small to warrant competition from generic drug suppliers.

     The result of the foregoing factors influencing the major pharmaceutical companies has been the emergence of marketing-oriented niche pharmaceutical companies willing to acquire and market established product lines. Products which are perceived as having potential for acquisition by these emerging pharmaceutical companies are those which share several, but not necessarily all, of the following characteristics: (i) products which no longer fit the strategic focus of the divesting company; (ii) products with annual sales in the range of $1-$50 million; (iii) products which receive minimal promotion from the divesting company but compete in promotion sensitive markets; (iv) products which have stagnant or slowly declining sales in the hands of the divesting company; (v) products which have sales levels that are less likely to become targets of pricing pressure from managed care or third-party payors, or which have a clear price advantage over alternative treatments; and
(vi) products which can be leveraged with the existing sales force and marketing efforts of the acquiring company.

     THE UNITED STATES MARKET FOR NUTRITIONAL SUPPLEMENTS

     Based on industry sources, the annual retail market for nutritional supplements, including vitamins, minerals and herbal extracts, currently exceeds $4.5 billion. The market has historically expanded due to increasing consumer awareness of the health benefits of nutritional supplements and to the increase in the elderly population. An important factor in the increased awareness of benefits from nutritional supplements is the increased attention and importance being given to nutritional supplements by health care and dietary professionals.

BUSINESS STRATEGY

     The Company's business strategy is to acquire speciality product lines or operations that complement or expand the marketing or distribution of existing product lines and to develop and apply marketing initiatives to such products. The key elements of the Company's strategy include:

     Acquire and Build Market Share in Specialty Pharmaceuticals. Since inception, the Company has purchased domestic rights to certain specialty pharmaceuticals addressing markets such as hemostasis and anesthesia. The Company intends to continue to seek the rights to products that it believes can benefit from a focused marketing effort.

     Leverage Established Pharmaceutical Marketing and Sales Efforts. The Company intends to maximize productivity of its sales force through replacement of existing, lower-volume products with new, larger market opportunities. In addition, the Company intends to raise the awareness of selected products through targeted sales efforts focused on physicians, hospital pharmacists and other health care professionals in the United States.

     Expand Marketing Initiative for Nutritional Supplements to Health Care Professionals. Since the Company acquired Bronson Pharmaceutical in early 1993, monthly orders have grown from 26,000 to 29,000, and the average order has grown from $43 to $64. The Company intends to continue to expand its marketing efforts for nutritional supplements by focusing on developing recommendations and referrals to consumers through health care professionals and introducing new products to its existing customer base.

     Improve Margins Through Focus on High Margin Products and Cost Control. Through efficient utilization of sales personnel, minimizing corporate overhead and focusing on high margin products, the Company intends to increase gross and operating margins. By focusing on a limited number of products, the Company believes it can increase sales by maximizing the productivity of its sales force and controlling overhead costs.

PRINCIPAL PRODUCTS AND PRODUCT LINES

     1996 ACQUISITIONS OF THYROID TREATMENT PHARMACEUTICALS

     As a result of two significant acquisitions completed to date in 1996, the Company currently derives a significant portion of its revenues from the sale of pharmaceutical products relating to the treatment of thyroid conditions.

     Acquisition of the Rights to Tapazole(R). On March 18, 1996, the Company acquired from Eli Lilly and Company ("Lilly") the exclusive perpetual domestic right to market and distribute Tapazole(R) (methimazole, USP) in the United States. The Company also entered into a 10-year manufacturing agreement with Lilly pursuant to which Lilly will continue to manufacture Tapazole for the Company. Tapazole(R) is an anti-thyroid product used for the treatment of hyperthyroidism; the extreme form of hyperthyroidism is commonly known as Graves' Disease. Tapazole(R) is prescribed to inhibit the synthesis of thyroid hormones and to reduce the size of the goiter (an abnormal growth resulting from overactivity of the thyroid gland). Although the Company is not aware of any generic forms of Tapazole(R) in the marketplace, Tapazole(R) faces competition from the generic pharmaceutical, propylthiouracil ("PTU"). PTU is sold by Lederle Labs, a division of American Cyanamid Company, which has greater financial resources than the Company, and by a number of other independent generic pharmaceutical companies. From the date of acquisition on March 18, 1996 through September 30, 1996, the Company had net sales of $8.4 million relating to Tapazole(R), equal to 11% of the Company's sales for the nine months ended September 30, 1996.

     The Daniels Acquisition. On August 30, 1996, the Company acquired Galen Drugs of Florida, Inc. and its principal operating subsidiary, Daniels
Pharmaceuticals, Inc. ("Daniels").     Daniels is a St. Petersburg, Florida,
based manufacturer and marketer of prescription pharmaceutical products. Daniels' principal product is Levoxyl(TM), a synthetic thyroid hormone for the treatment of hypothyroidism. Levoxyl(TM) is reported to be the second most widely prescribed brand of levothyroxine in the United States, within a $300 million domestic market dominated by Synthroid(R) which is manufactured by Knoll Pharmaceutical Company, a subsidiary of Boots PLC, which has substantially greater sales, marketing and financial resources than the Company. Daniels sales of Levoxyl(TM) during 1995 were $14.6 million, approximately 10.9% of the Company's 1995 sales as restated to reflect the pooling of interests. During the nine months ended September 30, 1996, sales of Levoxyl(TM) were $9.8 million, or approximately 13% of the Company's reported sales for that period as restated to reflect the pooling of interests.

     CRITICAL CARE PHARMACEUTICALS

     Prior to the 1996 acquisitions, the Company's principal branded pharmaceuticals primarily served the critical care segment of the health care industry and were as follows:

     Thrombin-JMI and Thrombinar. Rapid, reliable hemostasis is an important part of any surgical procedure. Surgeons may use gauze pads, sponges or pressure bandages to achieve hemostasis or they may use topical hemostatic agents to achieve a more rapid, complete hemostatic state. The U.S. market for topical hemostatic products was more than $80 million in 1995. Less active hemostatic agents such as Gelfoam and Surgicel are slower acting and should be removed prior to closure, sometimes causing recurrence of bleeding. The Company's products, Thrombin-JMI and Thrombinar are highly purified forms of thrombin, derived from bovine blood, and can produce rapid hemostasis. Other forms of topical bovine thrombin are non-purified products. The Company's purified products, Thrombin-JMI and Thrombinar do not require removal prior to closure and thus do not interfere with the natural healing process. Thrombin-JMI and Thrombinar may also be applied with a spray apparatus for direct application in liquid form. Thrombin-JMI was introduced in 1995 and does not require refrigeration to maintain a two year shelf life. The predecessor product, Thrombinar, was initially introduced by Armour in 1981, and all domestic rights to the product were acquired by the Company in 1989. The Company's branded thrombin products accounted for 19.5% of total Company sales, 13.8% of the topical hemostatic market sales and 50.4% of the topical bovine thrombin market sales in 1995. Thrombin-JMI is manufactured at the Company's wholly-owned subsidiary, GenTrac, Inc. ("GenTrac"). Thrombinar was produced for the Company under a contract with Armour which expired in September 1995 and is being replaced by the Thrombin-JMI product line.

     Brevital Sodium. Rapid, short-acting anesthesia is required when performing short term procedures such as dental surgery, cardioversion and electroconvulsive therapy. When inducing anesthesia, it is desirable to use an anesthetic agent that has a rapid onset of action. I.V. anesthetic agents generated industry-wide revenues of $500 million in 1994. Several I.V. anesthetic agents are currently marketed for induction of anesthesia and for general anesthesia with most agents causing varying degrees of side effects such as nausea, headaches and muscle hyperactivity. The Company's product, Brevital Sodium, is a rapid, ultrashort-acting intravenous anesthetic agent used by anesthesiologists and other trained medical personnel to induce and maintain anesthesia. The rapid onset of action and rapid recovery time associated with Brevital Sodium make it suitable for short therapeutic and diagnostic procedures. Brevital Sodium was introduced by Lilly in 1961 and the domestic rights thereto were licensed to the Company in August 1995. Brevital Sodium is marketed by the Company under license from Lilly granting the Company exclusive U.S. marketing rights in perpetuity. Brevital Sodium accounted for 3.2% of the Company's total sales in 1995 and 7% of the Company's total sales for the nine months ended September 30, 1996.

     OTHER PHARMACEUTICALS

     The Company also manufactures and distributes other critical care products and branded pharmaceuticals under numerous trademarks and tradenames, the most prominent of which are Liqui-Char, a toxin antidote, Therevac, a mini-enema for rehabilitation therapy, Derma-Scrub, an antimicrobial scrub, and Thyroid Strong and Westhroid thyroid replacements. As a result of the Daniels Acquisition, the Company also manufactures and distributes a line of levothyroxine and other pharmaceuticals for veterinary use. Combined, all other pharmaceutical products accounted for 20% of the Company's total sales in 1995.

     NUTRITIONAL  SUPPLEMENTS

     The Company's principal nutritional supplement product lines accounted for 40.7% of the Company's total sales in 1995. The Company's branded nutritional supplement products represented 33.6% of sales in 1995 and are marketed under the Bronson and MD Pharmaceutical tradenames.

     Bronson. The Bronson product line consists of over 260 branded vitamin, mineral and herbal extract formulations. The products include multiple vitamins, mineral formulations, individual vitamins, antioxidants, herbal formulations and personal care products. The Bronson Pharmaceutical product line accounted for 27.1% of the Company's total sales in 1995.

     MD Pharmaceutical. These multiple vitamins, mineral formulations, individual vitamins and antioxidants are sold exclusively through military base retail outlets and accounted for 4.5% of the Company's total sales in 1995.

COMPETITION

     The manufacture and sale of pharmaceuticals is highly competitive. Many of the Company's competitors are large well-known pharmaceutical, chemical and health care companies which have considerably greater financial, sales, marketing and technical resources than those of the Company. Additionally, many of the Company's present and potential competitors have research and development capabilities that may allow such competitors to develop new or improved products that may compete with the Company's products. The pharmaceutical industry is characterized by rapid product development and technical change. The Company's pharmaceuticals could be rendered obsolete or uneconomical by the development of new pharmaceuticals to treat the conditions addressed by the Company's products or as the result of either technological advances affecting the cost of production of marketing or pricing action by one or more of the Company's competitors. The Company's business, financial condition and results of operations could be materially and adversely affected by any one or more of such developments. See "Investment Considerations and Risk Factors."

     The market for nutritional supplements is characterized by extensive competition, frequent new product introductions, short product life cycles and changing customer preferences. The Company is subject to competition with the retail market for nutritional supplements as well as the mass-market direct mail industry, both of which offer products similar to the products offered by the Company, and there can be no assurance that the targeted direct market approach utilized by the Company will remain as a viable alternative within the industry or that other competitors may not enter the targeted direct mail market utilizing approaches similar to those employed by the Company. Many of the Company's existing and potential competitors in the nutritional supplements market have greater financial, marketing and research capabilities than the Company.

                      CERTAIN INFORMATION CONCERNING ABANA

     The following information with respect to Abana's business, operations, management and principal shareholders has been furnished by Abana to JMED in accordance with the terms of the Agreement and is included in this Prospectus by JMED in reliance upon the representations and warranties of Abana contained in the Agreement.

BUSINESS

     Abana, formed in 1988, is engaged in the marketing, distribution and sale of branded generic pharmaceutical products sold as prescription drugs.
Abana's primary area of operations is in the southeastern and south-central United States, where it markets its products through a network of trained medical sales representatives. Abana currently distributes seven branded generic pharmaceuticals under its own trademarks and trade names. Abana holds licenses from the Drug Enforcement Agency (the "DEA"), the Food and Drug Administration (the "FDA") and in numerous states to distribute drugs.

     Abana is a distributor of its own brand name prescription pharmaceutical products. Abana's customers are drug wholesale companies, which distribute the products to retail pharmacies. Abana's sales representatives make sales presentations and sample the products directly to the prescribing physicians. Abana's product line is now categorized in three distinct areas: analgesics; cough and cold products; and weight control products.

     Although Abana manufactured some of its pharmaceutical products in the past, currently all of Abana's products are manufactured by independent pharmaceutical manufacturers. This enables Abana to concentrate exclusively on its main goal of building a national distribution network, and eliminates the capital needs of manufacturing.

     Abana's principal office address is 1 Chase Corporate Drive, Suite 260, Birmingham, Alabama 35244, and its telephone number is (205) 988-4588. Abana's mailing address is Post Office Box 360388, Birmingham, Alabama 35236.

     THE MARKET FOR BRANDED GENERIC PHARMACEUTICALS

     Pharmaceutical manufacturers who engage in research and development activities and the introduction of new drug formulations are permitted to obtain patents and thereby obtain exclusive rights to the production and marketing of such new drugs for a period of time extending beyond FDA approval of the drug. Such patent protection allows manufacturers to recover research and development costs associated with new drug products by affording a period of time during which the product formulation is not subject to price competition from other manufacturers or distributors.

     The patent protection available for new drug formulations has expired with respect to the overwhelming majority of prescription pharmaceuticals available in the Untied States. Pharmaceutical products as to which patent protection has expired are subject to replication by other pharmaceutical companies and may be offered as generic products. If the pharmaceutical to be offered as a generic product was the subject of a New Drug Application ("NDA") filed with the FDA, generic replications of the drug are generally required to be the subject of an Abbreviated New Drug Application ("ANDA") subject to approval by the FDA prior to the commencement of marketing. Pharmaceutical products which were originally introduced prior to the FDA's requirement for NDA authorization and approval, either as a result of exemption or "grandfather" status, are generally not subject to ANDA filings and approval prior to replication and introduction to the market.

     Generic replications of pharmaceuticals may be offered either as "true generics," which are marketed to pharmacies under chemical names without brand identification, or as "branded generic pharmaceuticals." When generic replications are available, physicians issuing prescriptions for patients may elect to prescribe the original branded pharmaceutical formulation or a branded generic equivalent and, in either event, may authorize substitution of a non-branded generic equivalent product. Cost consciousness and concerns within the health care industry generally, and medical insurance and reimbursement policies and practices in particular, increasingly favor use of generic pharmaceutical formulations when available.

     Branded generic pharmaceuticals generally carry significantly lower prices than the original branded formulation, but higher prices than "true generics" which have significantly lower marketing and distribution costs. Accordingly, branded generic pharmaceuticals, such as those marketed by Abana, are sensitive to price competition not only from comparable branded generic products but also to possible price reductions or marketing initiatives from the producer of the original branded pharmaceutical formulation and to the possible availability of "true generic" alternatives. Pharmacies often select "true generic" pharmaceutical equivalents solely on the basis of price and immediate availability and, therefore, "true generic" equivalents may differ from one another in appearance, ease of use and, as to certain formulations, taste or odor.

     Unlike "true generics," branded generic pharmaceuticals are perceived as offering a more consistent and reliable replication and pharmaceutical equivalent to the original product. Accordingly, the ability successfully to market and promote branded generic pharmaceuticals relies heavily on the ability of the marketer in establishing not only a satisfactory replication of the original branded pharmaceutical but also in establishing brand recognition and a reputation for consistency of product.

     ABANA'S BUSINESS STRATEGIES

     Abana's principal business strategies are to develop a national pharmaceutical distribution network, to acquire and develop additional pharmaceutical products that complement Abana's existing products in its therapeutic categories, and to increase net sales through an expansion of its pharmaceutical sales representatives and an increase in the sales volume of its products. The key elements of Abana's strategies include:

     Acquire and Develop Additional Products. Abana has sought to acquire or replicate and to develop branded generic pharmaceutical products which complement its existing product lines and which have broad marketing potential while facing only limited competition from "true generic" product equivalents.

     Expand Sales Force. Abana markets its products primarily through its network of trained sales representatives, utilizing the "pull-through" marketing strategy. This strategy involves Abana's sales representatives calling on physicians and persuading the physicians to prescribe Abana's products. By increasing the demand for its products through increased prescriptions, wholesale drug companies order increased levels of Abana's products. To achieve this strategy, Abana must recruit and train additional sales representatives to cover specific geographic territories. Since January 1, 1996, Abana has hired and trained 22 sales representatives and as of November 1, 1996, had 47 sales representatives calling on physicians in 17 states.

     Develop Highly Trained and Motivated Sales Force. Newly hired sales representatives are required to attend two week initial training programs that encompass the fundamentals of selling in the pharmaceutical environment and provides detailed instruction regarding Abana's products, market, competition and industry. Each sales representative must participate in role playing scenarios and must pass a final presentation that is videotaped for grading. In addition, each newly recruited sales representative is tested upon entrance to the training class and retested prior to exiting the class, and each newly hired sales representative must pass the exit exam to leave the training program. Sales representatives must also participate in an advanced sales training class and in a continuing education program. The advanced sales training program focuses on advanced sales and marketing strategies in an interactive format to maximize the sales potential of Abana's representatives.

     ABANA'S CURRENT PRODUCTS

     Abana's current product line of branded generic pharmaceuticals consists of antihistamine and decongestant products for respiratory ailments, a topical analgesic for pain relief, and weight control products. All products currently marketed are prescription drugs and are manufactured in compliance with FDA regulations.

     Abana's primary products and a brief description of each are as follows:

     Nasabid(R) SR is a long acting, low dose decongestant/expectorant tablet that is indicated for sinusitis. Nasabid(R) SR is formulated to moderate the side effects found in most decongestant products.

     Vanex(TM) Forte is a long acting antihistamine/decongestant tablet that is indicated for symptoms related to the common cold, sinusitis, hay fever and other allergic reactions. Vanex Forte's combination of antihistamines and decongestants offers physicians a product that reduces the incidence of drowsiness, a side effect found in most antihistamine products.

     Vanex(TM) Grape is a liquid cough suppressant that contains an antihistamine and a decongestant. The formula features a grape flavor and was developed specifically for the pediatric and geriatric markets.

     Vanex-HD(R) is also a liquid cough suppressant that contains an antihistamine and a decongestant. The formula features a cherry flavor and was also developed specifically for the pediatric and geriatric markets.

     Endagen(TM)-HD is Abana's generic version of Endal(R), a product marketed by Forest Laboratories. Endagen- HD is a liquid cough syrup indicated for cough control and to provide temporary relief from upper respiratory tract congestion.

     Otocain(TM) is a topical anesthetic ear drop. Otocain is indicated for relief of pain and pruritus in the ear, acute swimmer's ear, and other forms of earaches.

     Obenix(R) is an orally effective appetite suppressant with a prescribed dosage of one capsule daily. Physicians now treat obesity as a disease rather than as an acute disorder. Therefore, centrally acting products similar to Obenix(R) are being prescribed more frequently.

     MARKETING AND DISTRIBUTION

     As of November 1, 1996, Abana employed 47 sales representatives who market Abana's products to practicing physicians in 17 states. Abana expects to hire approximately 10 additional sales representatives during the remainder of 1996. Management believes that Abana's sales increase is in direct relation to the number of successful sales representatives working on Abana's behalf. Accordingly, the development of a capable sales force is among Abana's highest priorities.

     Since Abana's products are available only in prescription form, marketing activity focuses upon inducing physicians to prescribe Abana's products. In addition to selling efforts based upon the merits and characteristics of its products, Abana provides physicians with sample product packages for use by patients. Prescriptions for Abana's products are filled by retail pharmacies, which purchase the products from drug wholesale companies. The drug wholesale companies are Abana's principal customers. Abana has established a distribution network with all major drug wholesale companies in the United States.

     MANUFACTURING

     All of Abana's current products are manufactured under generic formulations to Abana's specifications by independent third party contract pharmaceutical manufacturers. Abana does not maintain long-term supply contracts with such manufacturers. Although Abana has not experienced delays in obtaining product inventories under such arrangements, the inability of a third party contract manufacturer to produce and supply product could result in product unavailability and interrupt the ability of Abana to distribute product. Any such interruption could adversely affect Abana's business, financial condition and results of operations and could have a longer term adverse effect upon the perceived reliability of the brand. Management of Abana believes that alternative sources of manufacturing for its products are available within the industry.

     COMPETITION

     The manufacture and sale of pharmaceuticals is highly competitive. As a marketer of branded generic pharmaceuticals, Abana faces competition from original branded formulations of products and potential competition from producers of unbranded generic equivalents of its products. Moreover, although Abana's products are available only by prescription, its current product lines also face competition from branded and generic non-prescription, over-the-counter product formulations for treatment of similar ailments.

     Many of Abana's competitors are large well-known pharmaceutical, chemical and health care companies which have considerably greater financial, sales, marketing and technical resources than those of Abana. Additionally, many of Abana's present and potential competitors have research and development capabilities that may allow such competitors to develop new or improved products that may compete with Abana's products. The pharmaceutical industry is characterized by rapid product development and technological change.
Abana's pharmaceuticals could be rendered obsolete or uneconomical by the development of new pharmaceuticals to treat the conditions addressed by Abana's products, as the result of the availability of similar generic equivalents in the non-prescription market, or as the result of either technological advances affecting the cost of production of marketing or pricing action by one or more of Abana's competitors. Abana's business, financial condition and results of operations could be materially and adversely affected by any one or more of such developments.

     SUPERVISION AND REGULATION

     General. Abana's business is regulated by many federal and state laws, regulations and agencies, including the Federal Food, Drug and Cosmetic Act; the Prescription Drug Marketing Act of 1987; the FDA; the DEA; the Federal Trade Commission; and the federal and state controlled substances acts. Abana is in compliance with all applicable federal and state laws and regulations, and has obtained all licenses and permits necessary to carry on its business. The FDA and DEA licenses are in the name of Abana, but Dale E. Eads is listed with the FDA and DEA as the responsible party.

     The FDA. The FDA is responsible for enforcing the laws enacted by Congress under the Federal Food, Drug and Cosmetic Act and the Prescription Drug Marketing Act of 1987. The Federal Food, Drug and Cosmetic Act is the basic drug law of the United States and is intended to assure consumers that drugs are safe and effective for their intended uses as well as that all labeling and packaging is truthful, informative and not deceptive. The Federal Food, Drug and Cosmetic Act prohibits distribution of any drug required to be approved by the FDA if such approval has not been given. Certain products, such as new drugs, are required to be approved by the FDA for safety prior to sale or use. Such approval is based on scientific data provided by manufacturers and sponsors, subject to review and acceptance by FDA scientists for scope and adequacy. Compliance with the Federal Food, Drug and Cosmetic Act is secured through periodic inspections of facilities and products, analysis of samples, educational activities and legal proceedings. One of the major means of consumer protection utilized by the FDA is product recall. A recall may be initiated by the manufacturer or shipper of the product, or may be requested by the FDA.

     The Federal Food, Drug and Cosmetic Act requires owners or operators of all establishments that distribute drugs in the United States to register the establishment and the products with the FDA. Abana is currently registered and in good standing with the FDA.

     Classes of Drugs. For purposes of regulation under the Federal Food, Drug and Cosmetic Act, drugs are divided into several major categories, each subject to particular requirements. The largest category of drugs is defined as "new drugs." A new drug is one that contains a newly developed chemical, a chemical or substance not previously used in medicine, or one which has become recognized by qualified experts as safe and effective before its intended use as a result of investigational studies but has not otherwise been used to a material extent or for a material time under such conditions.

     A new drug may not be commercially marketed in the United States unless it has been approved as safe and effective by the FDA. Such approval is based on an NDA or ANDA submitted by the sponsor of the drug, containing acceptable scientific data including the results of tests to evaluate its safety and substantial evidence of effectiveness for the conditions for which the drug is to be offered. Once an NDA or ANDA is approved by the FDA, the drug's formula, manufacturing process, labeling, packaging, dosage, methods of testing, etc., generally may not be changed from those stated in the NDA or ANDA unless the FDA approves a supplemental application. The one exception to this general rule is a change which will increase assurance of safety and effectiveness of the new drug which must be put into effect at the earliest possible time after the drug is already on the market without waiting for approval.

     Abana markets and distributes exclusively prescription drugs that may be dispensed only by or on the prescription of a licensed practitioner, such as a physician. Prescription drugs may not be shipped directly to the public by the manufacturer or Abana. Prescription drugs may legally be shipped only to persons and firms who are regularly and lawfully engaged in the wholesale and retail distribution of prescription drugs, and to hospitals, clinics, physicians or others licensed to prescribe such drugs. Prescription drugs may only be shipped to consumers when dispensed either by a physician or a pharmacist.

     The Federal Food, Drug and Cosmetic Act also requires that all drugs be properly labeled. Appropriate labeling includes the name and address of the manufacturer or distributor, statement of the dosage strength, list of active ingredients, expiration date, established or trade name, adequate directions for use, adequate warnings and appropriate legends.

     New Regulatory Initiatives. The United States Congress has recently held hearings on certain promotional practices of the pharmaceutical industry, and the FDA has recently begun scrutinizing product sampling and certain other pharmaceutical marketing practices more closely. Although management of Abana believes that no governmental regulations have been adopted to date that have had an material adverse effect on Abana, Abana could be adversely affected by future regulatory restrictions on the pharmaceutical industry. Restrictions on product sampling in connection with the marketing of branded generic pharmaceuticals, for example, could significantly and adversely impact the ability of Abana to establish and build upon brand recognition of its generic pharmaceutical formulations.

     EMPLOYEES

     Abana presently employs 64 individuals, including Dale E. Eads, Chairman of the Board of Directors, President, Treasurer and Chief Executive Officer; Perry N. Cole, Vice Chairman, Executive Vice President, Secretary and Director; and 47 sales representatives.

     PROPERTIES

     Abana maintains its administrative offices at 1 Chase Corporate Drive, Suite 260, Birmingham, Alabama 35244 under a lease expiring February 28, 1999. Abana's 17,670 square foot warehouse and shipping facilities are located at 105 Oxmoor Circle, Birmingham, Alabama 35209 under a lease expiring February 28, 1999.

     LEGAL PROCEEDINGS AND INSURANCE

     There are no material legal proceedings to which Abana is a party or to which any of its property is subject. Abana maintains product liability coverage of $3,000,000, which Management believes is adequate and is typical of companies similarly situated. Abana also maintains general business liability and property and casualty coverage.

SUMMARY FINANCIAL DATA REGARDING ABANA

     The following table summarizes certain selected historical financial data of Abana. The balance sheet data presented below as of December 31, 1994 and 1995 and as of September 30, 1995 and 1996 and the statement of operations data for each of the years in the three-year period ended December 31, 1995 and for the periods ending September 30, 1995 and 1996, are derived from Abana's
financial statements appearing elsewhere in this Prospectus.   The balance
sheet data as of December 31, 1991, 1992 and 1993, and the statement of operations data for the years ended December 31, 1991 and 1992, have been derived from other financial statements of Abana and are not included in this
Prospectus.   The financial data for the five years ended December 31, 1995 have been derived from audited annual financial statements of Abana. In the opinion of Abana's management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial data for the nine months ended September 30, 1995 and 1996 have been reflected therein. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the full year. The summarized historical financial data should be read in conjunction with the financial statements and related notes thereto for Abana included elsewhere in this Prospectus and "Abana's Management's Discussion and Analysis of Financial Condition and Results of Operations."




                                                  YEARS ENDED DECEMBER 31,                 NINE MONTHS ENDED
                                       ---------------------------------------------    -----------------------
                                        1991      1992     1993      1994      1995      9/30/95       9/30/96
                                       ------    ------   ------    ------    ------    ---------     ---------
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                             -------------------------------------
STATEMENT OF OPERATIONS DATA

Sales                                  $  789    $1,176   $2,426    $2,948    $4,210     $2,868        $4,103

Cost of sales                             260       347      608       656       619        470           736
                                       ------    ------   ------    ------    ------     ------        ------

Gross profit                              529       829    1,818     2,292     3,590      2,398         3,367

Selling, general and
administrative expenses                   536       897    1,853     2,391     2,718      1,939         3,194

Other income (expenses), net              (42)        -       10        11        17         11            23

Provision for taxes                         -         -        -         -         -          -            35
                                       ------    ------   ------    ------    ------     ------        ------

Net income (loss)                      $  (49)   $  (68)  $  (25)   $  (88)   $  889     $  470        $  161
                                       ======    ======   ======    ======    ======     ======        ======

Earnings (loss)per share               $(0.03)   $(0.03)  $(0.01)   $(0.04)   $ 0.36     $ 0.21        $ 0.07
                                       ======    ======   ======    ======    ======     ======        ======

Weighted average shares
outstanding                             1,774     2,020    2,211     2,288     2,448      2,291         2,395

Cash dividends declared per share           -         -        -         -    $ 0.02          -        $ 0.03

BALANCE SHEET DATA:

Cash and cash equivalents              $   88    $  283   $  482    $  336    $  920     $  486        $  975

Total assets                           $  260    $  618   $  993    $  892    $1,640     $1,193        $1,987

Stockholders' equity                   $   96    $  526   $  898    $  793    $1,542     $1,164        $1,633

ABANA'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Financial Statements of Abana and the related Notes to Financial Statements contained elsewhere herein.

     OVERVIEW

     Abana was founded in 1988 and is engaged in the marketing, distribution and sale of prescription drugs. Abana's primary area of operations is in the southeastern United States, where it markets its products through a network of trained sales representatives. Abana has achieved annual increases in sales by increasing its number of sales representatives and by adding products. Total sales have increased from $498,000 in 1990 to $4.3 million in 1995. Abana incurred a net loss of $368,000 in 1990 and incurred net losses each year thereafter until 1995, when it earned $889,000 in net income.

     Sales are reported as gross total sales and any discounts given to customers for early payment of their purchases are subtracted from gross total sales to arrive at net sales. Early payment discounts given to customers amounted to $85,456 for 1995, $59,602 for 1994, and $55,604 for 1993. Abana's
gross sales are net of any sales that are credited or refunded back to customers under its returned goods policy.

     RESULTS OF OPERATIONS - 1995 VERSUS 1994 VERSUS 1993

     The following table sets forth certain data as a percentage of net sales for the periods indicated.


                                                      PERCENTAGE OF SALES
                                                     YEAR ENDED DECEMBER 31
                                                  ----------------------------
                                                    1993      1994      1995
                                                  --------  --------  --------
Net sales . . . . . . . . . . . . . . . . . . .    100.0%    100.0%    100.0%

Cost of sales . . . . . . . . . . . . . . . . .     26.8      23.8      16.4
                                                    ----      ----      ----

Gross profit on sales . . . . . . . . . . . . .     73.2      76.2      83.6

Selling, general & administrative expenses  . .     74.6      79.5      63.3
                                                    ----      ----      ----
Operating (loss) income . . . . . . . . . . . .     (1.4)     (3.3)     20.3

Other income  . . . . . . . . . . . . . . . . .       .4        .4        .4

(Loss) income before taxes  . . . . . . . . . .     (1.0)     (2.9)     20.7
                                                    -----     -----     ----
Net (loss) income   . . . . . . . . . . . . . .     (1.0)     (2.9)     20.7
                                                    =====     =====     ====

     Sales. Net sales for the year ended December 31, 1995 increased 42.8% to $4.3 million from $3.0 million for the year ended December 31, 1994 and 21.2% to $3.0 million from $2.4 million for the year ended December 31, 1993. Abana's sales increases during the past three years are due primarily to unit and dollar growth.

     Gross Profit. Gross profit during 1995 increased 56.6% or $1.3 million to $3.6 million from $2.3 million in 1994. As a percentage of net sales, margins grew to 83.6% in 1995 from 76.2% in 1994. Gross profit during 1994 increased 26.1% or $474,000 to $2.3 million from 1993 gross profit of $1.8 million. The increases in gross profit from 1993 to 1994 and from 1994 to 1995 were the result of increased sales of higher margin products and ongoing efficiencies achieved in the cost of product samples and literature.


     Selling, General and Administrative Expenses. Selling expenses remained essentially unchanged in 1995 at approximately $1.4 million, as compared to 1994. Selling expenses increased 17.6% or $202,000 to $1.4 million in 1994 from $1.2 million in 1993 as a result of an increase in the number of sales representatives hired during an expansion program during 1994. As a percentage of net sales, selling expenses amounted to 32.8% in 1995, 45.8% in 1994 and 47.3% in 1993.

     General and administrative expenses increased 28.5% or $297,000 in 1995 to $1.3 million from $1.0 million in 1994 due primarily to increases in personnel and other administrative costs necessary to support the growth in Abana's sales force. As a percentage of net sales, these expenses declined to 31.2% in 1995 from 34.6% in 1994.

     General and administrative expenses increased 47.6% or $336,000 to $1.0 million in 1994 from $706,000 in 1993 as a result of increases in personnel, additional warehouse space, and other administrative costs necessary to support the expansion of the Abana's sales force.

     Operating Income. Operating income during 1995 increased $971,000 to $872,000 from the operating loss of $99,000 incurred during 1994. The increase in sales and a higher gross profit margin helped to generate the operating income increase.

     The operating loss incurred during 1994 increased $64,000 to $99,000 from the operating loss of $35,000 incurred during 1993. The operating loss increase for 1994 was a result of the expansion of Abana's sales force and related costs to support the expansion.


     Other Income (Expense). Other income for 1995 includes interest income of $23,000, which was 92.4% or $11,000 higher than the $12,000 of interest income earned in 1994. The $12,000 of interest income earned in 1994 was 29.2% or $3,000 higher than the $9,000 of interest income earned during 1993. The increases in interest income from 1993 to 1994 and from 1994 to 1995 were due to the increases in Abana's cash balances maintained in interest bearing accounts.


     Discounts earned amounted to $1,988 in 1995, which is a decrease of 45.1% or $1,632 from the discounts earned of $3,620 in 1994. The discounts earned in 1994 were 42.5% or $2,677 less than the $6,297 of discounts earned in 1993. Discounts earned are amounts received from vendors and contract manufacturers for early payment of invoices. Due to changes in Abana's available suppliers, the number of vendors and contract manufacturers that offer an early payment discount have decreased.

     During 1995 Abana incurred a loss on disposal of assets comprised mainly of obsolete equipment, of $5,974. Abana had no disposals during 1994. Abana had a net gain of $441 on disposals of assets during 1993.


     Abana's interest expense for 1995 was $2,070, which was a decrease of 50.8% or $2,138 from $4,208 in 1994. Abana's interest expense for 1994 was
$4,208, which was a decrease of 29.4% or $1,750 from $5,958 in 1993.   The
decrease in Abana's interest expense between 1993 and 1994, and between 1994 and 1995, was a result of the reduction of a note payable to a former stockholder.


     Provision of Income Taxes. Abana had no provision for income taxes for 1995, 1994 and 1993 due to the net operating loss carryforwards available during those years that were used to offset any taxable income.

     Net Income. Net income increased $976,000 to $889,000 in 1995 from a net loss of $87,000 in 1994. The net loss of $87,000 in 1994 increased $62,000 from the net loss of $25,000 in 1993.

     The increase in net income for 1995 over the net loss for 1994 was due to an increase in sales, higher gross profit margins and only a slight increase in sales and marketing expenses. The increase in the net loss incurred during 1994 over the net loss incurred during 1993 was caused primarily by the expansion of Abana's sales force and related costs to support the expansion.

     BALANCE SHEET INFORMATION


     Abana's current ratio at December 31, 1995 was 14:8:1, which increased from the current ratio of 8.2:1 at December 31, 1994. Working capital at December 31, 1995 increased $722,000 to $1.3 million from Abana's working capital of $626,000 at December 31, 1994. The increase in Abana's current ratio and working capital amounts for 1995 over 1994 was due primarily to increases in Abana's cash and accounts receivable balances and only a slight increase in its current liabilities.


     Debt as a percentage of equity decreased to 0.8% at December 31, 1995, from 4.5% at December 31, 1994 as a result of the increase in equity from the net income earned in 1995 with no significant change in Abana's total debt from 1994 to 1995.

     LIQUIDITY AND CAPITAL RESOURCES AT YEAR-END

     Since its inception, Abana has financed its operation primarily through cash flow from operations, private sales of equity securities and borrowings under credit arrangements with banks. At December 31, 1995 and 1994, Abana had cash and cash equivalents of $920,000 and $336,000, respectively.

     Total assets increased $798,000 to $1.6 million at December 31, 1995 from $892,000 at December 31, 1994 and total liabilities decreased $1,000 to $98,000 at December 31, 1995 from $99,000 at December 31, 1994.


     Inventories decreased $51,000 to $219,000 at December 31, 1995 from $270,000 at December 31, 1994. Accounts receivable increased $181,000 to $277,000 at December 31, 1995 from $96,000 at December 31, 1994. Average days in accounts receivable for 1995 was 11 days, which was an increase of 1 day over 1994 average days in accounts receivable of 10. The increase in average days in accounts receivable was due to the increase in Abana's sales during 1995 over 1994.


     Total fixed assets increased $25,000 to $219,000 at December 31, 1995 from $194,000 at December 31, 1994, with the increase composed mainly of the acquisition of new computer equipment. Net property and equipment decreased $4,000 to $142,000 at December 31, 1995 from $146,000 at December 31, 1994, as a result of an increase in depreciation expense, reflecting a full year of depreciation during 1995 on some assets placed into service in late 1994.


     Formulas and trademarks increased to $57,000 at December 31, 1995 from $38,000 at December 31, 1994. This increase was net of 1995 amortization of $811 and was a result of payments made to a contract manufacturer for formulation and other costs incurred in an FDA filing for an Abbreviated New Drug Application with respect to a new product for Abana.


     Total stockholder's equity increased $749,000 to $1.5 million at December 31, 1995 from $793,000 at December 31, 1994 primarily due to the net income earned during 1995.

     RESULTS OF OPERATIONS - INTERIM PERIODS ENDED SEPTEMBER 30, 1995 AND 1996

     The following table sets forth, for the interim periods indicated, the percentages which certain components of the Statement of Operations bear to product net sales and the percentage change of such components (based on aggregate dollars) as compared to the prior year.


                           Three Months Ended   Percentage Increase    Nine Months Ended    Percentage Increase
                             September 30,      (Decrease)Aggregate      September 30,      (Decrease) Aggregate
                          --------------------                        --------------------
                                                       Dollar                                     Dollar
                            1995       1996            Amount           1995       1996           Amount
                          ---------  ---------  --------------------  ---------  ---------  --------------------
Sales                     100.0      100.0               68.2           100.0      100.0              43.0
Cost of sales              14.0       23.2              178.5            16.4       17.9              56.6
Gross profit margin        86.0       76.8               50.2            83.6       82.1              40.4
Selling, general and
administrative expenses
Selling                    46.4       55.0               99.4            37.3       49.5              89.7
General & administrative   31.0       31.4               70.1            30.3       28.4              33.9
Amortization               --         --                 --              --         --                --
Total selling, general
& administrative
expenses                   77.4       86.4               87.6            67.6       77.9              64.7
Operating Income (loss)     8.5       (9.6)            (290.3)           16.0        4.2              62.2
Other income (expense)       .1       --                153.1              .4         .6             115.0
Income before income
taxes                       8.7       (9.6)            (285.6)           16.4        4.8             (58.1)
Provision for taxes        --          2.5              --               --           .9              --
Net income                  8.7      (12.1)            (333.6)           16.4        3.9             (65.6)


     Sales. Sales for the three months ended September 30, 1996 increased 68.2% or $568,000 to $1.4 million from $833,000 for the three months ended
September 30, 1995. The increase in Abana's sales for this period was due primarily to increases in unit and dollar growth.


     Sales for the nine months ended September 30, 1996 increased 43.0% or $1.2 million to $4.1 million from sales of $2.9 million during the nine months ended September 30, 1995. Abana's sales increased as a result of the addition of new sales representatives in early 1996 and from increases in unit and dollar growth from maturing sales territories.



     Gross Profit. Gross profit during the three months ended September 30, 1996 increased 50.2% or $360,000 to $1.1 million from $716,000 for the three months ended September 30, 1995. Gross profit as a percentage of sales was 76.8% for the three months ended September 30, 1996, which was a decrease of 9.2% from the gross profit as a percentage of sales of 86.0% for the three months ended September 30, 1995. The increase in gross profit was due to the increase in total sales and the decrease in gross profit as a percentage of sales was due to increases in product acquisition costs and increases in the volume of product samples and literature distribution.


     Gross profit for the nine months ended September 30, 1996 increased
40.4% or $969,000 to $3.4 million from $2.4 million for the nine months ended September 30, 1995. Gross profit as a percentage of sales was 82.1% for the nine months ended September 30, 1996, which was a decrease of 1.5% from the gross profit percentage of sales of 83.6% for the nine months ended September 30, 1995. The increase in gross profit was due to the increase in total sales and the decrease in gross profit as a percentage of sales was due primarily to increases in product acquisition costs, increases in the volume of products sampled, and literature costs.



        Selling, General and Administrative Expenses. Selling expenses for the three months ended September 30, 1996, increased 8.6% as a percentage of sales and $384,000 in aggregate dollars to $771,000 compared to selling expenses of $387,000 for the three months ended September 30, 1995. The increase in aggregate dollars was due to the increase in the number of sales representatives employed in the three months ended September 30, 1996, as compared to the number employed during the three months ended September 30, 1995. Selling expenses as a percentage of sales increased due to higher wage and other costs associated with selling activities.



     Selling expenses for the nine months ended September 30, 1996, increased 12.2% as a percentage of sales and $960,000 in aggregate dollars to $2.0 million from $1.1 million for the nine months ended September 30, 1995. The increase in aggregate dollars was due to the increase in the number of sales representatives employed during the first nine months of 1996 as compared to the number employed during the first nine months of 1995. Higher wage and other costs associated with selling activities caused selling expenses as a percentage of sales to increase.


     General and administrative expenses for the three months ended September 30, 1996 increased 70.1% or $181,000 to $440,000 from $259,000 for the three months ended September 30, 1995. General and administrative expenses as a percentage of sales were 31.4% for the three months ended September 30, 1996 as compared to 31.0% for the three months ended September 30, 1995. The increase in the aggregate dollar amount was due primarily to an increase in general administrative overhead costs including increased occupancy space and personnel costs.


     General and administrative expenses for the nine months ended September
30, 1996 increased 33.9% or $295,000 to $1.2 million from $869,000 for the nine months ended September 30, 1995. As a percentage of sales, general and administrative expenses for the nine months ended September 30, 1996 were 28.4%, which was a decrease of 1.9% from general and administrative expense as a percentage of sales of 30.3% for the nine months ended September 30, 1995. The increase in aggregate dollar amounts was the result of increases in administrative personnel, occupancy space, and general overhead costs necessary to support the increase in the number of sales representatives employed during the first nine months of 1996 as compared to the first nine months of 1995.
The decrease of 1.9% of general and administrative expense as a percent of sales for the first nine months of 1996 as compared to the first nine months of 1995 was due to the fixed costs included in the expenses that decrease as a percentage of sales as sales increase.



     Operating Income. Abana incurred an operating loss of $35,000 for the three months ended September 30, 1996, which was a decrease of $206,000 from Abana's operating income of $71,000 for the three months ended September 30, 1995. The operating loss for the three months ended September 30, 1996 was the result of the accrual of approximately $132,000 in bonuses, an increase of $7,275 in depreciation expense and an increase in cost of sales from product acquisition costs, which amounted to approximately $63,000, and the write-off of inventory of some discontinued products, which amounted to approximately $15,800.

     For the nine months ended September 30, 1996 operating income decreased $286,000 to $173,000 from the operating income of $459,000 earned during the nine months ended September 30, 1995. As a percentage of sales, operating income for the nine months ended September 30, 1996 was 4.2% and 16.0% of sales for the nine months ended September 30, 1995. The decrease in operating income earned during the nine months ended September 30, 1996 from the operating income earned during the nine months ended September 30, 1995 was the result of the three months ended September 30, 1996 expenses previously mentioned and an overall increase in selling and general and administrative expenses incurred to support the growth in the number of sales representatives, and from the increase in cost of sales that resulted from increased product acquisition costs and the write-off of inventory of discontinued products previously mentioned.

     Other Income and Expense.   Abana's Other Income and Expense for the three
months ended September 30, 1996 included interest income of $9,558, which increased 46.5% or $3,032 from interest income of $6,526 earned during the three months ended September 30, 1995. This increase was a result of an increase in Abana's available cash balances. Interest expense for the three months ended September 30, 1996 was $306, which decreased 38.2% or $189 from the $495 of interest expense for the three months ended September 30, 1995. This decrease was a result of the reduction in the principal balance of a note payable to a former shareholder.

     A loss on disposal of equipment amounted to $268 for the three months ended September 30, 1996 as compared to a loss of $4,554 incurred during the three months ended September 30, 1995.

     Bad debt expense of $10,319 was incurred during the three months ended September 30, 1996 as compared to no bad debt expense incurred during the three months ended September 30, 1995. The bad debt expense was a result of the bankruptcy filing of Foxmeyer, one of Abana's customers.

     Other miscellaneous income, net of expense, amounted to $1,086 for the three months ended September 30, 1996, which was an increase of $657 over the $429 of net miscellaneous income for the three months ended September 30, 1995. The net miscellaneous income was composed primarily of discounts earned from early payment of trade accounts payable.

     Interest income earned during the nine months ended September 30, 1996 increased 95% or $15,373 to $31,525 from interest income of $16,152 earned during the nine months ended September 30, 1995. This increase was due to the significantly higher cash balances available for earning interest during the nine months ended September 30, 1996 as compared to the nine months ended September 30, 1995.

     Interest expense for the nine months ended September 30, 1996 decreased $1,449 to $456 from the interest expense of $1,905 incurred during the nine months ended September 30, 1995. The decline in interest expense was due to the reduction in the principal amount of a note payable to a former shareholder.
The loss on disposal of equipment for the nine months ended September 30, 1996 remained at $268 and the loss incurred during the nine months ended September 30, 1995 remained at $4,554.

     Bad debt expense of $10,319, as previously discussed, remained the same for the nine months ended September 30, 1996 and Abana incurred no bad debt expense during the nine months ended September 30, 1995.

     Net miscellaneous income comprising mainly of discounts earned from early payment of trade accounts payable for the nine months ended September 30, 1996 increased 145% or $1,749 to $2,955 from $1,206 of net miscellaneous income earned during the nine months ended September 30, 1995. Discounts earned from early payments of trade accounts payable have increased due to the increased purchases necessary to support Abana's increased sales volume.

     Income Taxes A provision of $35,000 for income taxes was made in the three months ended September 30, 1996, which was based on an estimated effective tax rate of approximately 18% of Abana's pre-tax income for the nine months ended September 30, 1996. Abana had net operating loss carryforwards available to offset taxable income earned during the three months ended September 30, 1995 and for the nine months ended September 30, 1995. The net operating loss carryforwards were used in full to offset taxable income during the nine months ended September 30, 1996.


     Net Income. Abana incurred a loss per share of $0.07 for the three months ended September 30, 1996, which was a decrease of $.10 per share from the earnings of $0.03 per share for the three months ended September 30, 1995. Average shares outstanding for the three months ended September 30, 1996 and 1995 were 2,267,213 and 2,469,381, respectively.


     Earnings per share for the nine months ended September 30, 1996 and 1995 were $0.07 per share on 2,394,917 average shares outstanding and $0.21 per share on 2,291,176 average shares outstanding, respectively.

MANAGEMENT

     The following table sets forth certain information with respect to the Abana's Directors and executive officers as of November 1, 1996:


Name              Age   Position(s) with Abana
----              ----  ----------------------

Dale E. Eads      48    Chairman of the Board of Directors, President, Chief
                        Executive Officer and Treasurer

Perry N. Cole     40    Vice Chairman of the Board of Directors, Executive Vice
                        President, Chief Financial Officer and Secretary

John W. Fuqua     39    Vice President of Sales and Marketing

J. Dante Graham   36    Director of Sales

Angela E. Holley  26    Director of Technical & Education Services and Director

Dennis M. Jones   57    Director



     Dale E. Eads joined Abana as its President, Chief Executive Officer, Treasurer and Director in December 1988, and was elected Chairman of the Board of Directors in 1993. Mr. Eads' experience includes over 20 years of service in the pharmaceutical industry. From January 1988 to December 1988, he served as Director of Sales of E.T.M., a company engaged in the electronic training business. From 1983 through 1987, he served as National Sales Manager of Russ Pharmaceuticals, Inc., a Birmingham, Alabama pharmaceutical company, where he was in charge of recruiting, sales training and marketing. He personally hired, trained and assisted in supervising over 80 sales representatives.
Prior to that time, he served as a medical sales representative and as a Field Supervisor for Reid-Provident Laboratories and for Syntex Laboratories, Ltd. His responsibilities include product development, public relations, and general corporate officer functions.

     Perry N. Cole is Vice Chairman of the Board of Directors, Executive Vice President, Chief Financial Officer, and Secretary and is in charge of Abana's administrative and operational functions. His experience includes twelve years of service in the pharmaceutical industry. He has held the positions of Executive Vice President, Secretary and a Director since December 1988, and was Chairman of the Board until 1993 when he was elected Vice Chairman. From February 1984 to December 1986, he served as Treasurer and a Director of Russ Pharmaceuticals, Inc. where he was in charge of the financial and administrative functions. At Russ he implemented a computerized accounting and reporting system, assisted in two private placement common stock offerings, managed the corporate finances, and supervised administrative personnel. He graduated from Samford University in 1978 with a Bachelor of Science degree in Business Administration, is a Certified Public Accountant and practiced public accounting with a Birmingham, Alabama CPA firm from 1978 to 1984.

     John W. Fuqua has served as Vice President of Sales and Marketing of Abana since January 1, 1996. He served as Regional Business Manager of Hoechst-Roussel Pharmaceuticals from 1981 to 1996, and District Business Manager in Birmingham, Alabama, and Montgomery, Alabama, where he built a top producing district, from 1991 to 1993. He has been in the pharmaceutical industry since 1981. His current responsibilities include the day-to-day sales and marketing responsibilities.

     J. Dante Graham has served as Director of Sales of Abana since March 1995. From 1983 to 1989, he was in charge of district sales and sales management of Wholesale Merchandise of Atlanta, Georgia. He was employed by Abana as a sales representative in 1991 and was promoted to District Manager in July 1992. His district was part of a major expansion during 1992 when he took District 2 to over one million dollars in sales in two years. In July 1994 he was promoted to head special projects and to Director of Sales in 1995. His current responsibilities include direct supervision of the District Business Managers and the sales force.

     Angela E. Holley has served as Director of Technical & Education Services since August, 1991. Her experience includes over six years of service in the pharmaceutical industry and many successful sales achievements. She was elected a Director of Abana in May 1993, and served as a sales representative and as Sales Training Manager from 1991 to the present. From June 1987 to August 1991, she was employed as the office manager of a retail pharmacy owned by Harco Drug Company. With a background in public health, she is responsible for the development of all patient education and medical information. Her responsibilities also include the development of all training programs and continuing education for the sales force.

     Dennis M. Jones has served as a Director of Abana since June 1992 pursuant to the Stock Purchase Agreement between Abana and JMED. See "Background of the Transaction - Prior Investment by JMED in Abana Stock" and "Description of Capital Stock of Abana - Other Matters - Stock Purchase Agreement." Mr. Jones is the founder and has been the Chief Executive Officer and Chairman of the Board of JMED since its organization in March 1981. JMED manufactures and markets pharmaceutical and nutritional products. He is also a Director of Mark Twain State Bank, a subsidiary of Mark Twain Bancshares, Inc., and has served in that capacity since 1987.

     There are no other arrangements or understandings known to Abana between any of Abana's Directors or executive officers and any other person pursuant to which such person was or is to be selected as a Director or an executive officer of Abana. Dale E. Eads is the father of Angela E. Holley.

     CERTAIN EMPLOYMENT AND COMPENSATION MATTERS

     Although it is anticipated that each of Abana's officers will continue to be employed by the Surviving Corporation following the Merger, and will serve in substantially similar positions, none of such persons will have an employment contract with either the Surviving Corporation or JMED and it is not anticipated that any of such persons will become an officer or director of JMED. Each of the Principal Holders will, as a condition to the Merger, deliver to JMED a non-competition agreement. See "The Agreement - Agreements of Principal Holders - Non- Competition Agreement."

     Stock Options. The 1988 Stock Option Plan of Abana (the "Stock Option Plan"), which was approved and adopted as of March 7, 1988, is designed to qualify under Section 422A of the Internal Revenue Code with respect to options
granted thereunder which are designated as "incentive stock options."   Under
the Stock Option Plan, options may be granted to purchase common stock of Abana at not less than 100% of the fair market value of the underlying shares on the date of grant (or 110% of such fair market value in the case of any optionee who held more than 10% of the combined voting power of Abana's stock as of the date of the grant). The Stock Option Plan is administered by the Stock Option Plan Committee (the "Committee"), which consists of not less than two members, at least one of whom must be a member of the Abana's Board of Directors. The Committee is empowered to designate options granted under the Stock Option Plan as "incentive stock options" ("ISOs") or as non-qualified stock options ("NQOs"). Options designated as ISOs will be issued subject to the requirements of Section 422A of the Internal Revenue Code. All options not specifically designated by the Committee as ISOs shall be deemed to be NQOs. The duration of options granted under the Stock Option Plan is determined by the Committee, but cannot exceed ten years (or five years in the case of optionees who held more than 10% of the combined voting power of the Abana's stock as of the date of the grant).

     The aggregate fair market value (determined as of the time the option is granted) of the common stock with respect to which ISOs are exercisable for the first time by any person during any calendar year under the Stock Option Plan shall not exceed $100,000 plus any unused limit carryover permitted pursuant to
Section 422A of the Internal Revenue Code.

     As of November 1, 1996, Abana had outstanding ISO options to purchase 120,000 shares of Abana common stock at exercise prices ranging from $2.00 to $7.50 per share under the Stock Option Plan and nonqualified options to purchase 62,136 shares of Abana common stock at an exercise price of $1.30 per share. Such options are held as follows:

     Each of the Principal Holders holds options to purchase an aggregate of 71,068 shares of the common stock of Abana granted under Abana's 1988 Stock Option Plan, which options are currently exercisable. Options to purchase 31,068 of such shares are "non-qualified options" exercisable at $1.30 per share and options to purchase 40,000 of such shares are intended to qualify as "incentive stock options" exercisable at $2.20 per share. The Principal Holders have agreed not to exercise such options prior to the closing of the Merger. Pursuant to the Merger, such options will be converted into (i) an option to acquire 6,835 shares of the Common Stock of JMED at $5.91per share and (ii) an option to acquire 8,800 shares of the Common Stock of JMED at $10.00 per share.

     John W. Fuqua holds an option granted under Abana's 1988 Stock Option Plan for the purchase of 10,000 shares of the common stock of Abana at $2.00 per share which will become exercisable on January 1, 1998 and expires on January 1, 2006. Pursuant to the Merger, such option will be converted into an option to acquire 2,200 shares of the Common Stock of JMED at a price of $9.09 per share with the same exercise and expiration terms.

     On October 23, 1996, Abana granted additional options to purchase shares of Abana's common stock at a price of $7.50 per share as follows: John W. Fuqua, 15,000 shares; J. Dante Graham, 7,500 shares; and Angela E. Holley, 7,500 shares. As a result of the Merger such options will be converted into options to acquire shares of Common Stock of JMED at $34.12 per share as follows: John
W. Fuqua, 3,300 shares; J. Dante Graham, 1,650 shares; and Angela E. Holley, 1,650 shares. Such options will become exercisable in five equal annual installments, commencing on October 23, 1997, and will expire on October 22, 2002.

PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to each person, or group of persons, known by Abana to be the beneficial owner of any of Abana's common stock, par value $.01 per share, its only outstanding class of voting securities, and as to the beneficial ownership thereof of all Abana's Directors and executive officers, individually, and all Abana's directors and officers as a group, as at November 1, 1996:


 Name and Address                                    Number of       Percentage
 of Beneficial Owner                                Shares Owned(1)   Owned
 -------------------                                ---------------  ----------

 Dale E. Eads                                          733,000(2)      31.25%
 #1 Chase Corporate Drive,
 Suite 260
 Birmingham, Alabama 35244

 Perry N. Cole                                         733,000(3)      31.25%
 #1 Chase Corporate Drive,
 Suite 260
 Birmingham, Alabama 35244

 Dennis M. Jones(4)                                          0             0
 1945 Craig Road
 St. Louis, Missouri 63146

 Jones Medical Industries, Inc.                        362,519         15.94%
 1945 Craig Road
 St. Louis, Missouri 63146

 Angela E. Holley                                       12,000             *
 1245 Tahiti Circle
 Alabaster, Alabama 35007

 All Officers and Directors as a Group (5 persons)   1,478,000(5)      61.17%

--------------------------
*    less than 1 percent

(1) Abana understands that all of the shares listed are owned by the named holder with sole voting power and sole investment power.

(2) Includes 71,068 shares of common stock reserved for issuance upon the exercise of options exercisable by him within sixty days under Abana's Stock Option Plan.

(3) Includes 71,068 shares of common stock reserved for issuance upon the exercise of options exercisable by him within sixty days under Abana's Stock Option Plan.

(4) Dennis M. Jones, a Director of Abana, is also the Chairman of the Board and Chief Executive Officer of JMED, and is deemed to own beneficially approximately 17.7% of the outstanding shares of the Common Stock of JMED (including shares held by his wife, Judith A. Jones, who is also an officer and director of JMED).

(5) Includes 142,136 shares of common stock reserved for issuance upon the exercise of options exercisable within sixty days under Abana's Stock Option Plan.

                        COMPARISON OF SHAREHOLDER RIGHTS

     Since both Abana and JMED are Delaware corporations, there are no significant differences in the relative rights of shareholders of the two companies except that holders of the common stock of Abana are currently parties, together with each other and Abana, to a Stockholders' Agreement which restricts the sale or transfer of shares of Abana, grants certain rights of first refusal to Abana and other shareholders with respect to proposed sales and other dispositions of such stock and provides rights to Abana and other shareholders to purchase the shares in certain events, including a holder's death or bankruptcy. See "Description of Capital Stock of Abana - Other Matters - Stockholders' Agreement." The rights and restrictions arising under the Stockholders' Agreement will not survive the Merger or otherwise apply to the shares of the Common Stock of JMED to be issued in the Merger.

                     DESCRIPTION OF CAPITAL STOCK OF ABANA

     Abana's authorized capital stock consists of 5,000,000 shares of common stock, par value of $.01 per share. As of September 30, 1996, there were 2,274,213 shares of Abana common stock outstanding and held of record by approximately 130 stockholders. Stockholders are entitled to one vote for each share of common stock on matters to be voted on by the stockholders of Abana. Stockholders will be entitled to receive dividends when, as and if declared by the Board of Directors and to share ratably in the assets of Abana legally available for distribution to its stockholders in the event of the liquidation, dissolution or winding-up of Abana. Except for certain contract rights granted to JMED, as described below under the caption "Other Matters," holders of Abana common stock have no preemptive, subscription, redemption or conversion rights. Also as described below in "Other Matters" all of the holders of Abana common stock, except for JMED, have signed a Stockholders' Agreement restricting the sale or hypothecation of the shares of Abana common stock owned by them unless a right of first refusal is first given to Abana and then to Abana's other stockholders on a pro-rata basis. All of the issued and outstanding shares of Abana common stock are duly authorized, validly issued, fully paid and nonassessable.

DELAWARE LAW

     Abana is subject to Section 203 of the Delaware General Corporation Law ("Section 203") which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
(iii) on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66_% of the outstanding voting stock which is not owned by the interested stockholder.

     Subpart (c)(5) of Section 203 defines an "interested stockholder" as any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation, or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person; provided, however, that the term "interested stockholder" shall not include (x) any person who (A) owned shares in excess of the 15% limitation set forth herein as of, or acquired such shares pursuant to a tender offer commenced prior to, December 23, 1987, or pursuant to an exchange offer announced prior to the aforesaid date and commenced within 90 days thereafter and either (I) continued to own shares in excess of such 15% limitation or would have but for action by the corporation or (II) is an affiliate or associate of the corporation and so continued (or so would have continued but for action by the corporation) to be the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such a person is an interested stockholder or (B) acquired said shares from a person described in item (A) of this paragraph by gift, inheritance or in a transaction in which no consideration was exchanged; or (y) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of action taken solely by the corporation; provided that such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the corporation, except as a result of further corporate action not caused, directly or indirectly, by such person.

     By virtue of its ownership interest of approximately 16% of the outstanding shares of Abana common stock, JMED is an "interested stockholder" as to Abana. However, because JMED has been an interested stockholder in Abana for more than three years and because JMED's initial acquisition of and investment in the common stock of Abana was approved by the board of directors of Abana, Section 203's prohibition on business combinations with interested stockholders is not applicable to the Merger.

OTHER MATTERS

     Stock Purchase Agreement. Pursuant to a Stock Purchase Agreement entered into on June 1, 1992, between JMED and Abana, JMED was granted a 30-day right of first refusal with respect to any offer to provide long-term equity financing which Abana receives. The Stock Purchase Agreement also granted JMED the preemptive right to purchase shares of Abana common stock in such amounts as to preserve JMED's proportionate dividend and voting rights at prices no less favorable than those at which shares are offered to others. Under the Stock Purchase Agreement, JMED is also entitled to elect one member to Abana's board of directors.

     Stockholders' Agreement. Pursuant to the Stockholders' Agreement dated as of March 7, 1988, each holder of Abana common stock has agreed to restrict the transfer of Abana common stock owned by the stockholder. Notwithstanding the general restriction or transfer of Abana common stock, the Stockholders' Agreement provides that if a stockholder receives a bona fide third party offer, then he may sell his Abana common stock but only after he has first offered the Abana common stock to Abana, and if such offer is not accepted by Abana within thirty (30) days, he must offer the Abana common stock to Abana's other stockholders on a pro-rata basis. If the offer is not accepted by the other holders of Abana common stock, then the stockholder may sell his Abana common stock to the third party pursuant to the terms of the bona fide offer. On the death of the holder of Abana common stock, Abana has the option to purchase the Abana common stock from the estate of the deceased stockholder at the fair market value of the Abana common stock as determined by an independent appraiser. If Abana does not exercise its option, then the surviving holders of Abana common stock may purchase the Abana common stock from the estate of the deceased stockholder at the fair market value of the Abana common stock on a pro-rata basis. If neither Abana nor the surviving holders of Abana common stock exercise their options, then the shares of Abana common stock owned by the deceased stockholder shall pass under the laws of descent and distribution. By its terms, the Stockholders' Agreement remains in full force and effect until terminated by (a) the written agreement among all holders of Abana common stock, (b) the dissolution or bankruptcy of Abana, (c) Abana registers its shares for a public offering of securities, or (d) there is only one holder of Abana common stock.

     In Shields v. Shields, 498 A.2d 161 (1985), the Court of Chancery of Delaware ("Shields Court") held that the statutory conversion of stock in a constituent corporation that is effected by a stock for stock merger does not constitute a sale, transfer or exchange of that stock for purposes of an agreement among shareholders restricting their power to transfer their stock. The Shields Court further held that the effect of such a merger is to extinguish and terminate the stock restriction agreement as of the effective date of the merger since the security to which the agreement applied no longer exists. Accordingly, by virtue of the Merger, the Stockholders' Agreement will expire as of the Closing Date under the Agreement.

                      DESCRIPTION OF COMMON STOCK OF JMED

     The Company's authorized capital stock consists of 30,000,000 shares of Common Stock, par value $.04 per share, and 1,000,000 shares of Preferred Stock, par value $.01 per share.

COMMON STOCK

     As of September 30, 1996, there were 27,998,325 shares of Common Stock of JMED outstanding and held of record by 780 stockholders. Stockholders are entitled to one vote for each share of Common Stock on matters to be voted on by the stockholders of the Company. Stockholders will be entitled to receive dividends when, as and if declared by the Board of Directors and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of the liquidation, dissolution or winding-up of the Company. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. All of the issued and outstanding shares of Common Stock are, and all shares of Common Stock to be issued in the Merger will be, duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     The Company's Board of Directors may without further action by the Company's stockholders, from time to time, direct the issuance of shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. The holders of Preferred Stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution of winding-up of the Company before any payment is made to the holders of the Common Stock. As of September 30, 1996, there were no shares of Preferred Stock currently designated or outstanding.

     The ability of the Company's Board of Directors to issue Preferred Stock could be exercised to render more difficult the accomplishment of mergers or other takeover or change in control attempts. To the extent that this ability has this effect, removal of the Company's incumbent Board of Directors and management may be rendered more difficult. Further, this may have an adverse impact on the ability of stockholders of the Company to participate in a tender or exchange offer for the Common Stock and in so doing diminish the market value of the Common Stock.

DELAWARE LAW

     The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203") which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
(iii) on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66_% of the outstanding voting stock which is not owned by the interested stockholder.

                                 LEGAL MATTERS


     The validity of the shares of the Common Stock of JMED to be issued in connection with the Merger will be passed upon for JMED by Greensfelder, Hemker & Gale, P.C., St. Louis, Missouri. Edward A. Chod, an officer and shareholder of Greensfelder, Hemker & Gale, P.C. is a director and shareholder of the Company. Greensfelder, Hemker & Gale, P.C., and certain of its officers (including Mr. Chod) beneficially owned an aggregate of approximately 58,000 shares of the Common Stock of JMED as of November 1, 1996.


     The opinion of counsel included as Appendix A to this Prospectus and described under the caption "The Merger - Certain Federal Income Tax Consequences" has been rendered by Sirote & Permutt, P.C., Birmingham, Alabama, and is included in reliance upon such firm as counsel to Abana in connection with the Agreement and the Merger.

                                    EXPERTS

     The consolidated financial statements of JMED appearing in its Form 10-K for the year ended December 31, 1995, and the restated consolidated financial statements of JMED as of December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, appearing in JMED's Current Report on Form 8-K dated November 8, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The balance sheets as of December 31, 1994 and 1995, and the statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995 of Abana, have been audited by Martin Stuedeman & Associates, P.C., certified public accountants, as indicated in their report with respect thereto, in reliance upon the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL INFORMATION






FINANCIAL STATEMENTS OF ABANA PHARMACEUTICALS, INC.


        FINANCIAL STATEMENTS

        Report of Independent Auditors. . . .  . . . . . . . . . . . . . . . . . . . . . . . . . . .     F-2
        Balance Sheets as of December 31, 1994 and 1995  . . . . . . . . . . . . . . . . . . . . . .     F-3
        Statements of Operations for the years ended December 31, 1993, 1994 and 1995  . . . . . . .     F-4
        Statements of Stockholders' Equity for the years ended December 31, 1993, 1994 and 1995. . .     F-5
        Statements of Cash Flows for the years ended December 31, 1993, 1994 and 1995  . . . . . . .     F-6
        Notes to Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     F-7

        UNAUDITED INTERIM FINANCIAL STATEMENTS

        Unaudited Balance Sheets as of December 31, 1995 and September 30, 1996  . . . . . . . . . .     F-12
        Unaudited Statements of Operations for the three months ended September 30, 1995 and 1996
                  and for the nine months ended September 30, 1995 and 1996  . . . . . . . . . . . .     F-13

          Unaudited Statement of Stockholders' Equity for the nine months ended
                  September 30, 1995 and 1996  . . . . . . . . . . . . . . . . . . . . . . . . . . .     F-14
          Unaudited Statements of Cash Flows for the nine months ended
                  September 30, 1995 and 1996  . . . . . . . . . . . . . . . . . . . . . . . . . . .     F-15
          Notes to Unaudited Interim Financial Statements  . . . . . . . . . . . . . . . . . . . . .     F-16

        UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

          Introduction and Notes to Unaudited Pro Forma
                  Condensed Combined Financial Statements  . . . . . . . . . . . . . . . . . . . . .     F-18
          Unaudited Pro Forma Condensed Combined Balance Sheets of
                  JMED and Abana as of September 30, 1996  . . . . . . . . . . . . . . . . . . . . .     F-19
          Unaudited Pro Forma Condensed Combined Statement of Income of
                  JMED and Abana for the nine months ended September 30, 1996  . . . . . . . . . . .     F-20
          Unaudited Pro Forma Condensed Combined Statement of Income of
                  JMED and Abana for the year ended December 31, 1995  . . . . . . . . . . . . . . .     F-21



                [MARTIN STUEDEMAN & ASSOCIATES, P.C. LETTERHEAD]


                          INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders
Abana Pharmaceuticals, Inc.


We have audited the accompanying balance sheets of Abana Pharmaceuticals, Inc. (a Delaware corporation) as of December 31, 1994 and 1995, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1993, 1994, and, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abana Pharmaceuticals, Inc. as of December 31, 1995 and 1994, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


MARTIN STUEDEMAN & ASSOCIATES, P.C.


March 22, 1996
(except for Note 11, as to
which the date is October 24, 1996)

                          ABANA PHARMACEUTICALS, INC.
                                 BALANCE SHEETS


                                                                          December 31,
                                                                 ----------------------------
                                                                      1994            1995
                                                                 -----------       ----------
Assets

Current assets:
  Cash                                                           $   335,501       $  919,898
  Accounts receivable                                                 96,146          277,245
  Inventories                                                        269,935          218,902
  Other                                                               11,535           29,720
                                                                 -----------       ----------
    Total current assets                                             713,117        1,445,765
Intangible assets:
  Formulas and trademarks                                             37,650           57,103
  Computer software                                                   14,117           18,926
  Leasehold improvements                                               3,315            3,315
                                                                 -----------       ----------
  Less accumulated amortization                                       55,082           79,344
                                                                       7,557           12,206
                                                                 -----------       ----------
Net intangible assets                                                 47,525           67,138

Net property, plant and equipment                                    131,182          126,749

Other Assets                                                              90               90
                                                                 -----------       ----------
    Total assets                                                 $   891,914       $1,639,742
                                                                 ===========       ==========
Liabilities and stockholders' equity

Current liabilities:
  Accounts payable and accrued expenses                          $    62,928       $   40,189
  Current portion of long-term debt                                   24,000           12,000
  Dividends payable                                                        -           45,336
  Other liabilities                                                       25              100
                                                                 -----------       ----------
    Total current liabilities                                         86,953           97,625
                                                                 -----------       ----------
Long-term debt, less current portion                                  12,000                -

Stockholders' equity:
  Common stock, $0.01 par value, 5,000,000 shares
authorized,
    2,299,770 and 2,316,770 shares issued,                            22,998           23,168
    2,290,520 and 2,266,999 shares outstanding                     1,785,009        1,811,148
  Contributed capital                                               (994,846)        (151,425)
  Accumulated deficit                                                (20,200)        (140,774)
  Treasury stock, at cost, 8,250 and 49,882 shares               -----------       ----------

    Total stockholders' equity                                       792,961        1,542,117
                                                                 -----------       ----------
    Total liabilities and stockholders' equity                   $   891,914       $1,639,742
                                                                 ===========       ==========

   The accompanying notes are an integral part of these financial statements.

                          ABANA PHARMACEUTICALS, INC.

                           STATEMENTS OF OPERATIONS



                                                                      Years Ended December 31,
                                                                ------------------------------------
                                                                   1993         1994        1995
                                                                ----------   ----------   ----------
Sales                                                           $2,481,724   $3,007,561   $4,295,152
Cost of sales                                                      664,038      715,535      704,871
                                                                ----------   ----------   ----------
Gross Profit                                                     1,817,686    2,292,026    3,590,281


Selling, general and administrative expenses:
   Selling                                                       1,146,789    1,348,902    1,379,002
   General and administrative                                      706,146    1,042,060    1,339,459
                                                                ----------   ----------   ----------
Total selling, general and administrative expenses               1,852,935    2,390,962    2,718,461
                                                                ----------   ----------   ----------

Operating income (loss)                                            (35,249)     (98,936)     871,820
                                                                ----------   ----------   ----------
Other income (expense):
   Interest income                                                   9,248       11,950       22,993
   Discounts earned                                                  6,297        3,620        1,988
   Gain (Loss) on disposal of assets                                   441                    (5,974)
   Interest expense                                                 (5,958)      (4,208)      (2,070)
                                                                ----------   ----------   ----------

Net income (loss)                                               $  (25,221)  $  (87,574)  $  888,757
                                                                ==========   ==========   ==========

Earnings per common and common equivalent share                     ($0.01)      ($0.04)  $     0.36
                                                                ==========   ==========   ==========





   The accompanying notes are an integral part of these financial statements.

                          ABANA PHARMACEUTICALS, INC.



                       STATEMENTS OF STOCKHOLDERS' EQUITY

             FOR THE YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995


                                Number of Shares                                                          Treasury
                                     Common       Common Stock  Contributed Capital  Retained Earnings     Shares         Total
                                ----------------  ------------  -------------------  -----------------  -------------  ------------
Balance at December 31, 1992          2,181,881       $21,819           $1,400,423          $(882,051)     $ (14,440)   $  525,791
  Proceeds from stock offering          100,000         1,000              378,357                  -              -       379,357
  Exercise of stock options              12,639           126               17,547                  -              -        17,673
  Net income (loss)                           -             -                    -            (25,221)             -       (25,221)

Balance at December 31, 1993          2,294,520        22,945            1,796,327           (907,272)       (14,400)      897,600
  Exercise of stock options               6,100            61               11,549                  -              -        11,610
  Net income (loss)                           -             -                    -            (87,574)             -       (87,574)
  Capital returned                         (850)           (8)             (22,867)                 -              -       (22,875)
  Stock purchased for treasury                -             -                    -                  -         (5,800)       (5,800)

Balance at December 31, 1994          2,299,770        22,998            1,785,009           (994,846)       (20,200)      792,961
  Exercise of stock options              17,000           170               26,139                  -              -        26,309
  Net income (loss)                           -             -                    -            888,757              -       888,757
  Stock purchased for treasury                -             -                    -                  -       (120,574)     (120,574)
  Cash dividends paid                         -             -                    -            (45,336)             -       (45,336)

Balance at December 31, 1995          2,316,770       $23,168           $1,811,148          $(151,425)     $(140,774)   $1,542,117

   The acompanying notes are an integral part of these financial statements.

                          ABANA PHARMACEUTICALS, INC.

                            STATEMENTS OF CASH FLOWS





                                                                      YEARS ENDED DECEMBER 31,
                                                                 ----------------------------------
                                                                   1993         1994         1995
                                                                 --------     ---------   ---------
OPERATING ACTIVITIES

Net income (loss)                                                $(25,221)    $ (87,574)  $ 888,757

Noncash adjustments
  Depreciation and amortization                                    11,867        24,062      33,646
  (Gain) loss from disposal of assets                                (441)            -       5,974

  Change in assets and liabilities
    Accounts receivable                                           (66,723)       43,658    (181,099)
    Inventories                                                   (70,335)       (6,945)     51,033
    Prepaid expenses                                              (13,900)        4,738     (18,185)
    Deposits                                                            -           (50)          -
    Accounts payable                                                 (675)       43,343     (20,939)
    Other liabilities                                                (647)         (280)         75
    401(k) plan                                                    17,705       (17,704)          -
    Interest payable                                                 (900)       (1,238)     (1,800)
                                                                 --------     ---------   ---------
        Net cash from operating activities                       (149,270)        2,010     757,462
                                                                 --------     ---------   ---------
INVESTING ACTIVITIES
Additions to property, plant and equipment                        (40,431)     (102,077)    (45,347)
Proceeds from sale of assets                                        4,000             -      10,000
Purchases of formulas and trademarks                               (1,208)       (4,595)    (19,453)
Purchases of leasehold improvements                                     -        (3,315)          -
                                                                 --------     ---------   ---------
    Net cash from investing activities                            (37,639)     (109,987)    (54,800)
                                                                 --------     ---------   ---------
FINANCING ACTIVITIES
Repayment of long-term debt                                       (12,000)      (21,000)    (24,000)
Net proceeds from issuance of common stock                        397,030        11,610      26,309
Purchase of treasury stock                                              -        (5,800)   (120,574)
Capital returned                                                        -       (22,875)          -
                                                                 --------     ---------   ---------
    Net cash from (used for) financing                            385,030       (38,065)   (118,265)
                                                                 --------     ---------   ---------

Increase (decrease) in cash and cash equivalents                  198,121      (146,042)    584,397
Cash and cash equivalents, beginning of year                      283,422       481,543     335,501
                                                                 --------     ---------   ---------
    Cash and cash equivalents, end of year                       $481,543     $ 335,501   $ 919,898
                                                                 ========     =========   =========
Supplemental disclosure of cash flows information
Cash paid during the year for interest                           $  6,858     $   5,445   $   3,870

  The accompanying notes are an integral part of these financial statements.

                          ABANA PHARMACEUTICALS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                       DECEMBER 31, 1993, 1994, AND 1995


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Abana Pharmaceuticals, Inc. is a Delaware corporation, incorporated on March 7, 1988. The company is engaged in the business of marketing, distribution and sale of prescription drugs.

ACCOUNTS RECEIVABLE

Management believes that all accounts receivable as of December 31, 1994 and 1995 are fully collectible; therefore, no allowance for doubtful accounts has been established.

INVENTORIES

Inventories are valued at the lower of cost or market with cost determined on the first-in, first-out method.

INCOME TAXES

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired or otherwise disposed of and the related allowance for depreciation are eliminated from the accounts, and any resulting gain or loss is included in operations.

Depreciation is provided using the straight-line method for books and accelerated methods for tax over the estimated useful lives of the assets which are as follows:


                      Machinery and equipment  5-10 years
                      Leasehold improvements      5 years


Depreciation expense charged to operations for the years ended December 31, 1993, 1994, and 1995 was $10,032, $23,261, and $ 32,835, respectively.

FORMULAS AND TRADEMARKS

Formulas and trademarks are being amortized by the straight line method over forty years. Amortization expense charged to operations for the years ended December 31, 1993, 1994, and 1995 was $1,835, $801, and $811, respectively.

                         ABANA PHARMACEUTICALS, INC.
                  NOTES TO FINANCIAL STATEMENTS (continued)
                       DECEMBER 31, 1993, 1994 AND 1995

2. LINE OF CREDIT

The Company has available a $600,000 line of credit with The Bank of Vernon. At December 31, 1994 and 1995, there were no outstanding balances associated with this line.

3. LONG-TERM DEBT

Long-term debt consists of the following:

                                                              1994       1995
                                                           ----------  ---------


  Note payable to former shareholder in connection with
purchase of treasury stock.  Principal payments due in
monthly installments of $1,000 beginning April 1, 1991
through March 1, 1994 and $2,000 beginning April, 1994.
Interest at 9% accrues monthly and is paid annually on
March 31.
                                                           $ 36,000    $ 12,000
                                                           ---------   --------
Less current maturities                                     (24,000)    (12,000)
                                                           ---------   --------
                                                           $ 12,000    $   -0-
                                                           =========   ========

4. LEASE COMMITMENTS

The Company leases office and warehouse space under two noncancelable operating lease agreements. The terms of the leases are for five years, with options to renew.

Future minimum rental payments required under the leases as of December 31, 1995 as follows:


                              1996       $131,309
                              1997        132,133
                              1998        132,133
                              1999         22,022
                                         --------
                                         $417,597


Total rental expense for the years ended December 31, 1993, 1994, and 1995 were $53,843, $119,002, and $127,172, respectively.

5. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of trade accounts receivables and cash on deposit in financial institutions. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across different geographic areas. As of December 31, 1995, the Company had no significant concentrations of credit risk with respect to collectibility of trade accounts receivables.

                         ABANA PHARMACEUTICALS, INC.
                  NOTES TO FINANCIAL STATEMENTS (continued)
                       DECEMBER 31, 1993, 1994 AND 1995

The Company maintains its cash balances in financial institutions located in Birmingham, Alabama. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 1994 and 1995, the Company's uninsured cash balances totaled $154,149 and $841,784, respectively.

6. 401(K) SAVINGS PLAN

During 1992 the Company established a 401(k) savings plan for the benefit of its employees. Employees of the Company may participate in a 401(k) savings plan, whereby employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length of service requirements. An employee can contribute up to ten percent of their salary. The Company makes a matching contribution of ten percent. The Company can also, at the discretion of the officers, make an additional contribution based on the Company's performance. The total administrative expense and Company contributions for the years ended December 31, 1993, 1994, and 1995, were $21,032, $4,267, and
$7,368, respectively.

7. TREASURY STOCK

During the year ended December 31, 1994 and 1995 the Company purchased 2,050 and 40,623 shares of common stock for the treasury at a cost of $5,800 and $120,574, respectively.

8. STOCK OPTION PLAN

Under the terms of the Company's Stock Option Plan the Company may grant incentive or non-qualified options to officers and other key employees of the Company. At December 31, 1994 and 1995, there were 401,261 and 384,261 shares, respectively, reserved in the Plan for distributions. All options outstanding at December 31, 1995 will expire no later than January 1, 2006 or at the time of termination from the Company.

The table below summarizes stock option activity, over the past two years under the current plan:


                                                       Number of          Option Price
                                                        Shares          (range per share)
                                                       ---------        ----------------
Outstanding at January 1, 1994                          181,861             $1.30-2.20
        Granted                                          10,000             $2.00
        Exercised                                        (6,100)            $1.30-2.00
        Cancelled or expired                             (9,700)
                                                       --------
Outstanding at December 31, 1994                        176,061             $1.30-2.20
        Granted                                          20,000             $2.00
        Exercised                                       (17,000)            $1.30-2.00
        Cancelled or expired                            (13,500)
                                                       --------
Outstanding at December 31, 1995                        165,561             $1.30-2.20
                                                       ========            ===========

                         ABANA PHARMACEUTICALS, INC.
                  NOTES TO FINANCIAL STATEMENTS (continued)
                       DECEMBER 31, 1993, 1994 AND 1995



9. COMMITMENTS AND CONTINGENCIES

The Company, from time to time, becomes involved in various legal matters which it considers to be in the ordinary course of business. While the Company is not presently able to determine the potential liability, if any, related to such matters, the Company believes none of the matters, individually or in the aggregate, will have a material adverse effect on its financial position.

10. INCOME TAXES

The components of deferred tax assets and liabilities pursuant to SFAS No. 109 are as follows:



                                                                       1994              1995
                                                                       ----              ----
Deferred tax asset:
        Net operating loss carryforwards                             $402,525           $27,478
Deferred tax liability:
        Depreciation                                                   (7,800)           (9,697)

Valuation Allowance                                                  (394,725)          (17,781)
                                                                     ---------          --------

Net deferred tax asset                                                  $-0-              $-0-


The Company's effective tax rate differs from the expected federal income tax rate as follows:



                                                        1993                        1994                      1995
                                                        ----                        ----                      ----
Income tax (benefit) at statutory rate                 $(4,539)                    $(15,763)                 $308,409

Increase (decrease) in valuation allowance               5,548                       19,266                  (376,944)

State income taxes (benefit), net of federal benefit   $(1,009)                     $(3,503)                  $68,535
                                                       --------                     --------                  -------

Actual income taxes                                      -0-                         -0-                        -0-

The corporation has available, for tax purposes as benefits to reduce taxes on future income, the following estimated carryforwards at December 31, 1995:


                       Year       Year of               Net
                     Originated  Expiration        Operating Loss
                     ----------  ----------        --------------

                       1993         2008                211
                       1994         2009             70,253
                                                   --------

                                                   $ 70,466
                                                   ========

                         ABANA PHARMACEUTICALS, INC.
                  NOTES TO FINANCIAL STATEMENTS (continued)
                       DECEMBER 31, 1993, 1994 AND 1995

11. SUBSEQUENT EVENT

     On October 24, 1996, the Company and its majority shareholders signed an agreement to be acquired by merger into a subsidiary of Jones Medical Industries, Inc. Under the terms of the agreement, Jones Medical Industries, Inc. will issue approximately 420,000 shares of its common stock to Abana's stockholders (other than Jones Medical Industries, Inc.) to acquire 100% ownership of the Company. Management expects this transaction to be consummated on or about December 31, 1996.

                          ABANA PHARMACEUTICALS, INC.
                                 BALANCE SHEETS
              DECEMBER 31, 1995 AND SEPTEMBER 30, 1996 (UNAUDITED)

                                                               December 31,         September 30,
                                                                   1995                  1996
                                                               ------------         -------------
                                                                                   (Unaudited)
ASSETS

Current assets:

  Cash and cash equivalents                                     $  919,818            $  975,193

  Accounts receivable                                              277,245               297,779

  Inventories                                                      218,902               436,012

  Deferred income taxes                                                  -                     -

  Prepaid expenses and other                                        29,720                19,991
                                                                ----------            ----------

    Total current assets                                         1,445,765             1,728,975

Net property, plant and equipment                                  126,749               190,516

Net intangible assets                                               67,138                67,423

Other assets                                                            90                    90
                                                                ----------            ----------
                                                                $1,639,742            $1,987,004
                                                                ==========            ==========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

  Accounts payable and accrued expenses                         $   40,289            $  354,218

  Current portion of long-term debt                                 12,000                     -

  Dividends payable                                                 45,336                   282
                                                                ----------            ----------

    Total current liabilities                                       97,625               354,499

Long-term debt                                                           -                     -

Deferred income taxes                                                    -                     -

Contingencies and commitments                                            -                     -

Stockholders' equity:

  Common stock                                                      23,168                23,171

  Contributed capital                                            1,811,148             1,811,795

  Treasury stock, at cost, 9,250 and 49,882 shares                (140,774)             (144,774)

  Accumulated deficit                                             (151,425)              (57,687)
                                                                ----------            ----------

  Total stockholders' equity                                     1,542,117             1,632,505
                                                                ----------            ----------

                                                                $1,639,742            $1,987,004
                                                                ==========            ==========

  The accompanying notes are an integral part of these financial statements.

                          ABANA PHARMACEUTICALS, INC.
                            STATEMENT OF OPERATIONS
                                  (unaudited)




                                                                   Three Months Ended                  Nine Months Ended
                                                                      September 30,                      September 30,
                                                               ----------------------------        --------------------------
                                                                 1995               1996              1995             1996
                                                               ----------        ----------        ----------      ----------
Sales                                                          $  832,789        $1,400,833        $2,868,324      $4,103,136

Cost of sales                                                     116,723           325,051           469,955         735,996
                                                               ----------        ----------        ----------      ----------

Gross profit                                                      716,065         1,075,781         2,398,369       3,367,140

Selling, general adminstrative expenses:

  Selling                                                         386,462           770,716         1,069,485       2,029,149

  General and administrative                                      258,528           439,648           869,383       1,164,085

  Amortization                                                        200               265               599             664
                                                               ----------        ----------        ----------      ----------

    Total selling, general and administrative expenses            645,189         1,210,629         1,939,466       3,193,898
                                                               ----------        ----------        ----------      ----------

Operating income (loss)                                            70,876          (134,847)          458,903         173,242

Other income (expense):

    Interest income                                                 6,526             9,558            16,152          31,525

    Interest expense                                                 (495)             (306)           (1,905)           (456)

    Loss on disposal of equipment                                  (4,554)             (268)           (4,554)           (268)

    Provision for bad debt                                            -             (10,319)               -          (10,319)

    Other income (expense)                                            429             1,086             1,206           2,955
                                                               ----------        ----------        ----------      ----------

Income (loss) before income taxes                                  72,782          (135,096)          469,802         196,678

Income taxes                                                          -              35,000                -           35,000

Net income (loss)                                              $   72,782        $ (170,096)       $  469,802      $  161,678
                                                               ==========        ==========        ==========      ==========

Average shares outstanding                                      2,469,381         2,267,213         2,291,176       2,394,917

Earnings per common and common equivalent share                $     0.03        $    (0.07)       $     0.21      $     0.07
                                                               ==========        ==========        ==========      ==========

  The accompanying notes are an integral part of these financial statements.

                          ABANA PHARMACEUTICALS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

              FOR THE NINE MONTH ENDED SEPTEMBER 30, 1995 AND 1996

                                  (UNAUDITED)


                                        Number of
                                         Shares          Common       Contributed          Retained          Treasury
                                         Common          Stock          Capital            Earnings            Shares         Total
                                        ---------        ------       ------------         --------           --------        -----

Balance at December 31, 1994            2,299,770      $ 22,998         $  1,785,009         $(994,846)     $ (20,200)    $ 792,961
  Exercise of stock options                 3,000            30                5,970                 -              -         6,000
  Net income (loss)                             -             -                    -           469,801              -       469,801)
  Stock purchased for treasury                  -             -                    -                 -       (104,688)     (104,688
  Cash dividends paid                           -             -                    -                 -              -             -
                                       ----------      --------         ------------         ---------     ----------   -----------
Balance at September 30, 1995           2,302,770        23,028            1,790,979          (525,045)      (124,888)    1,164,074
                                       ==========      ========         ============         =========     ==========   ===========

Balance at December 31, 1995            2,316,770        23,168            1,811,148          (151,425)      (140,774)    1,542,117
  Exercise of stock options                   325             3                  647                 -              -           650
  Net income (loss)                             -             -                    -           161,678              -       161,678)
  Stock purchased for treasury                  -             -                    -                 -         (4,000)       (4,000)
  Cash dividends paid                           -             -                    -           (67,940)             -       (67,940
                                       ----------      --------         ------------         ---------     ----------   -----------
Balance at September 30, 1996           2,317,095      $ 23,171         $  1,811,795         $ (57,687)     $(144,774)    1,632,505
                                       ==========      ========         ============         =========     ==========   ===========

   The accompanying notes are an integral part of these financial statements.

                          ABANA PHARMACEUTICALS, INC.

                            STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)




                                                NINE MONTHS ENDED SEPTEMBER 30,
                                                -------------------------------
                                                    1995            1996
                                                  --------        --------
OPERATING ACTIVITIES

Net income                                        $469,801        $161,679
Noncash adjustments
 Depreciation and amortization                      23,459          32,213
 Provision for uncollectibles                            -          10,319
 Loss from disposal of assets                        4,554               -
 Change in assets and liabilities                 (127,152)        (27,041)
  Accounts receivable                              (19,806)       (217,045)
  Inventories                                      (12,493)          9,729
  Prepaid expenses and other assets                (52,354)        265,064
  Accounts payable and accrued expenses           --------        --------
    Net cash from operating activities             286,009         234,918
                                                  --------        --------
INVESTING ACTIVITIES
Additions to property and equipment                (22,933)        (96,334)
Proceeds from sale of property and equipment        10,000               -
Additions to formulas and trademarks                (4,935)              -
Additions to computer software                           -               -
                                                  --------        --------
    Net cash used for investing activities         (17,868)        (96,334)
                                                  --------        --------
FINANCING ACTIVITIES
Repayment of long-term debt                        (18,000)        (12,000)
Payment of dividends                                     -         (67,939)
Proceeds from exercise of stock options              6,000             650
Purchase of treasury stock                        (104,687)         (4,000)
                                                  --------        --------
    Net cash used for financing                   (116,687)        (83,289)
                                                  --------        --------
Increase in cash and temporary investments         151,454          55,295
Cash and temporary investments, beginning of       335,501         919,898
period                                            --------        --------
    Cash and temporary investments, end of period $486,955        $975,193
                                                  ========        ========
Supplemental disclosure of cash flows
information:
Cash paid during the year for interest            $  1,905        $    456

   The accompanying notes are an integral part of these financial statements.

                          ABANA PHARMACEUTICALS, INC.

                     NOTES TO INTERIM FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1995 AND 1996
                                  (UNAUDITED)

1. GENERAL

     The unaudited interim financial information reflects all adjustments (consisting of normal recurring accruals) which management considers necessary for a fair presentation of the results of operations for such periods and is subject to year end adjustments. Certain footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted from the unaudited interim financial information as permitted by the rules and regulations of the Securities and Exchange Commission. Management believes that the disclosures made are adequate to make the information presented not misleading. The results for the interim periods are not necessarily indicative of the results for the full year. It is suggested that these financial statements be read in conjunction with the Company's audited financial statements and notes thereto for the year ended December 31, 1995.

2. EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE

     Earnings per common and common equivalent share are based on the weighted average number of shares of common stock and common stock equivalents outstanding during the period (2,469,381 and 2,291,176 for the three months and nine months ended September 30, 1995; 2,267,213 and 2,394,917 for the three months and nine months ended September 30, 1996.)

3. INVENTORIES

     Inventories are valued at the lower of cost or market on a first in, first out basis.

4. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are as follows:


                                                  December 31,                  September 30,
                                                    1995                        1996
                                                                                 (Unaudited)
                                                  -------------                 -------------
Machinery and equipment . . . . . . . . . .              $203,277                  $292,216

Less accumulated depreciation
and amortization . . . . . . . . . . . . . .               76,528                   101,700
                                                         --------                  --------
                                                         $126.749                  $190,516
                                                         ========                  ========

                          ABANA PHARMACEUTICALS, INC.
               NOTES TO INTERIM FINANCIAL STATEMENTS (CONTINUED)
                          SEPTEMBER 30, 1995 AND 1996
                                  (UNAUDITED)


5. INTANGIBLE ASSETS

     Intangible assets are as follows:



                                           December 31,        September 30,
                                              1995             1996
                                                               (Unaudited)
                                           ------------        -------------
Leasehold improvements . . . . . . . . .    $  3,315              $  3,315
Computer software  . . . . . . . . . . .      18,926                19,721
Formulas and trademarks  . . . . . . . .      51,493                50,829
                                            --------              --------

                                              73,734                73,865
Less accumulated
amortization . . . . . . . . . . . . . .       6,596                 6,442
                                             -------               -------

                                             $67,138               $67,423
                                             =======               =======


6. INCOME TAXES

     The provision for income taxes at September 30, 1996 of $35,000 is based on an effective annual income tax rate of 18%.

7. COMMITMENTS AND CONTINGENCIES

     The Company, from time to time becomes involved in various legal matters which it considers to be in the ordinary course of business. While the Company is not presently able to determine the potential liability, if any, related to such matters, the company believes none of the matters, individually or in the aggregate, will have a material adverse effect on its financial position.

                         JONES MEDICAL INDUSTRIES, INC.
                          ABANA PHARMACEUTICALS, INC.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS



INTRODUCTION

     The following unaudited pro forma condensed combined balance sheet of Jones Medical Industries, Inc. ("JMED") at September 30, 1996 has been prepared to give effect to the acquisition of Abana Pharmaceuticals, Inc. ("Abana") as if the acquisition (the "Merger") had occurred on September 30, 1996. The related pro forma condensed combined statements of income for the year ended December 31, 1995 and the nine months ended September 30, 1996, have been prepared to give effect to the acquisition of Abana as if the Merger had occurred at the beginning of the respective periods.

     These unaudited pro forma condensed combined financial statements do not purport to represent what JMED's financial position or results of operations for the indicated periods would actually have been had the transactions in fact occurred on the indicated dates, or to project JMED's financial position or results of operations for any future periods. The pro forma adjustments are based upon available information and upon certain assumptions that management of JMED believes are reasonable under the circumstances.

     The pro forma condensed combined financial statements should be read in conjunction with the historical financial statements and notes thereto for Abana which are included elsewhere in this Prospectus and in conjunction with
(i) the historical consolidated financial statements and notes thereto for JMED which are incorporated by reference in this Prospectus to the Company's Current Report on Form 8-K dated November 8, 1996 (restating the historical financial statements and notes thereto filed with in the Compnay's 10-K for the year ended December 31, 1995, but reflecting the Daniels Acquistion on August 30, 1996, as a "pooling of interests" transaction) and (ii) the Company's Quarterly Report on Form 10-Q for the three and nine months ended September 30, 1996.
See "Incorporation of Certain Documents by Reference."

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(A) To record the purchase of the common stock of Abana by JMED, to allocate the purchase price to the fair value of the assets, less the liabilities assumed and to eliminate Abana's equity accounts.

(B)  To reclassify JMED's prior investment in the common stock of Abana.

(C) To record amortization expense for the acquired intangibles using estimated economic lives of approximately 25 years.

(D) Pro forma combined earnings per common share and common equivalent share reflect the adjustment in pro forma combined net income and the increase in outstanding shares assuming the Common Stock of JMED to be issued in the Merger were outstanding during the entire period.

(E) To record increase in tax provision due to net operating loss carryforwards of Abana that would not be utilized by the combined entities.

          JONES MEDICAL INDUSTRIES, INC. - ABANA PHARMACEUTICALS, INC.
                   PRO FORMA CONDENSED COMBINED BALANCE SHEET

                               SEPTEMBER 30, 1996
                                 (in thousands)





                                         JMED       Abana      Combined
                                         September  September  Before        Pro Forma    Pro Forma
                                         30, 1996   30, 1996   Adjustments   Adjustments  Combined
                                         ---------  ---------  -----------   -----------  ---------

Assets

 Current assets
  Cash & cash equivalents               $ 46,518    $  975      $ 47,493                  -  $ 47,493
  Marketable securities                      120         -           120                  -       120
  Accounts receivable, net                10,325       298        10,623                  -    10,623
  Inventory                               12,895       436        13,331                  -    13,331
  Deferred income taxes                    1,694         -         1,694                  -     1,694
  Prepaid expenses and other                 804        20           824                  -       824
                                        --------    ------      --------     --------------  --------
      Total current assets              $ 72,356    $1,729      $ 74,085                  -  $ 74,085

 Non-current assets
  Net plant, property & equip             22,748       187        22,935                  -    22,935
  Intangible assets, net                  57,080        71        57,151      (A,B) $13,868    71,019
  Other assets                             2,701         -         2,701        (B)    (500)    2,201
                                        --------    ------      --------     --------------  --------

      Total non-current assets          $ 82,529    $  258      $ 82,787            $13,368  $ 96,155
                                        --------    ------      --------     --------------  --------

            Total Assets                $154,885    $1,987      $156,872            $13,368  $170,240
                                        ========    ======      ========     ==============  ========
Liabilities & Stockholder Equity

 Current liabilities
  Accounts payable & accruals           $  5,384    $  354      $  5,738                  -  $  5,738
  Current portion long term debt           3,000         -         3,000                  -     3,000
  Income taxes payable                         7         -             7                  -         7
  Dividends payable                          560         -           560                  -       560
                                        --------    ------      --------     --------------  --------

      Total current liabilities         $  8,951    $  354      $  9,305                  -  $  9,305

 Deferred income taxes                     4,526         -         4,526        (A)      76     4,602

 Total stockholders' equity              141,408     1,633       143,041        (A)  13,292   156,333
                                        --------    ------      --------     --------------  --------

      Total Liabilities &
        Stockholders' Equity            $154,885    $1,987      $156,872            $13,368  $170,240
                                        ========    ======      ========     ==============  ========


          JONES MEDICAL INDUSTRIES, INC. - ABANA PHARMACEUTICALS, INC.
                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      NINE MONTHS ENDED SEPTEMBER 30, 1996
                    (in thousands, except per share amounts)
                                  (unaudited)




                                JMED            Abana
                                9 months        9 months        Pro Forma       Pro Forma
                                9/30/96         9/30/96         Adjustments     Combined
                                --------        --------        -----------     ---------

Net sales                       $73,810          $4,024                         $77,834
Cost of sales                    30,305             657                          30,962
                                -------          ------                         -------
 Gross margin                   $43,505          $3,367                         $46,872

S, G & A expenses
      Selling                    11,122           1,908                          13,030
      General & administrative    6,178           1,284                           7,462
      Research & development        286               -                             286
      Amortization                1,920               -        (C) $ 446          2,366
Acquisition costs(1)              5,665               -                           5,665
                                -------          ------      -----------        -------

      Total S,G & A             $25,171          $3,192      $       446        $28,809
                                -------          ------      -----------        -------

Operating Income                $18,334          $  175      $      (446)       $18,063

Other income, net                 1,199              24              -            1,223
                                -------          ------      -----------        -------

Income before taxes             $19,533          $  199      $      (446)       $19,286

Income taxes                      8,158              35        (E)    45          8,238
                                -------          ------      -----------        -------

      Net Income                $11,375          $  164      $      (491)       $11,048
                                =======          ======      ===========        =======


Average shares outstanding       27,776                       (D)    421         28,197
                                =======                       ==========        =======
Earnings per share              $  0.41                                         $  0.39
                                =======                                         =======



(1)  Reflecting expenses associated with the Daniels Acquisition

          JONES MEDICAL INDUSTRIES, INC. - ABANA PHARMACEUTICALS, INC.
                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1995
                    (in thousands, except per share amounts)
                                  (unaudited)




                                             JMED        Abana
                                             year ended  year ended  Pro Forma       Pro Forma
                                             12/31/95    12/31/95    Adjustments     Combined
                                             ----------  ----------  -----------     ---------

Net sales                                      $74,792     $4,210                      $79,002
Cost of sales                                   32,754        620                       33,374
                                               -------     ------                      -------

 Gross margin                                  $42,038     $3,590                      $45,628

S, G & A expenses
      Selling                                   12,679      1,379                       14,058
      General & administrative                   7,193      1,339                        8,532
      Research & development                       453         -                           453
      Amortization                               1,430         -      (C)  $595          2,025
                                               -------     ------      --------        -------

      Total S,G & A                            $21,755     $2,178          $595        $25,068
                                               -------     ------      --------        -------

Operating Income                               $20,283     $  872         $(595)       $20,560

Other income, net                                 (483)        17            -            (466)
                                               -------     ------      --------        -------

Income before taxes                            $19,800     $  889         $(595)       $20,094

Income taxes                                     7,411         -      (E)   330          7,741
                                               -------     ------      --------        -------

      Net Income                               $12,389     $  889         $(925)       $12,353
                                               =======     ======        =======       =======


Average shares outstanding                      24,844                (D)   421         25,265
                                               =======                 ========        =======

Earnings per share                               $0.50                                   $0.49
                                                 =====                                   =====


APPENDIX A


                        [SIROTE & PERMUTT LETTERHEAD]



                                                               November 20, 1996





Abana Pharmaceuticals, Inc.
Suite 260
One Chase Corporate Drive
Birmingham, Alabama  35244



Attn:  Dale E. Eads


Re: Merger of Abana Pharmaceuticals, Inc. with and into Abana Acquisition Corporation, a wholly-owned subsidiary of Jones Medical Industries, Inc.



Gentlemen:

     You have requested our opinion with respect to certain federal income tax consequences of the merger of Abana Pharmaceuticals, Inc., a Delaware corporation (the "Company") with and into Abana Acquisition Corporation, a Delaware corporation ("AAC"), a wholly-owned subsidiary of Jones Medical Industries, Inc., a Delaware corporation ("JMED"), in exchange for shares of JMED Common Stock, as hereinafter described. Our opinion is based on (i) the Agreement of Reorganization and Agreement (the "Agreement") entered into as of October 24, 1996, by and among the Company, JMED, Dale E. Eads ("Eads") and Perry N. Cole ("Cole") (Eads and Cole are referred to herein as the "Principal Holders"); (ii) the Form S-4 Registration Statement to be filed with the Securities and Exchange Commission in connection with the Merger (the "Registration Statement"); and (iii) the facts, representations, and assumptions set forth below. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Agreement, as the case may be.

FACTS

     The following facts were ascertained from our review of the Agreement and the Registration Statement. In rendering our opinions below, we have assumed all of the facts stated herein and therein are accurate, without independently verifying the accuracy of any such facts. Furthermore, we are relying on the truth of the covenants, representations, and warranties of the Company, JMED, AAC, and the Principal Holders as set forth in the Agreement.

Capital Structure of the Company

     The Company is a corporation duly organized and existing under the laws of the State of Delaware with authorized capital consisting of 5,000,000 shares of common stock, par value $.01 per share ("Company Common Stock"), of which 2,274,213 shares are issued and outstanding and held by approximately 130 shareholders ("Shareholders").


                                                        Appendix A - Page 1

Capital Structure of AAC and JMED


     AAC is a corporation duly organized and existing under the laws of the state of Delaware with authorized capital consisting of 3,000 shares, of common stock, par value $.01 per share, of which 1,000 shares are issued and outstanding and held by JMED.



     JMED is a corporation duly organized and existing under the laws of the state of Delaware with authorized capital consisting of (i) 30,000,000 shares of common stock, par value $.04 per share ("JMED Common Stock"), of which 27,998,325 were issued and outstanding as of September 30, 1996; and
(ii) 1,000,000 shares of preferred stock, of which no shares were issued and outstanding as of September 30, 1996.


The Merger

     The Agreement provides for the merger of the Company with and into AAC pursuant to Section 251 of the Delaware General Corporation Law ("DGCL") (the "Merger"). Upon consummation of the Merger, the separate corporate existence of the Company shall cease, and AAC shall continue as the surviving corporation. All property of the Company of every kind and description shall be vested in and devolve upon AAC without further act and deed, and AAC shall assume all of the liabilities of every kind and description of the Company.

     On the Closing Date, each share of the Company Common Stock issued and outstanding immediately before the Closing Date shall be converted into approximately 0.22 shares of JMED Common Stock. The Agreement provides that the Shareholders will receive cash in lieu of fractional shares of JMED Common Stock.

     In Section 2.3 of the Agreement, JMED agrees to file with the Securities and Exchange Commission the Registration Statement on Form S-4 relating to the shares of the JMED Common Stock to be issued to the Shareholders other than the Principal Holders pursuant to the Agreement and to use its reasonable best efforts to cause the Registration Statement to become effective. In Section
2.4 of the Agreement, JMED agrees to file a registration statement under which JMED agrees to register the shares of JMED Common Stock to be issued to the Principal Holders and to keep the prospectus that is a part of the registration statement current for at least two years after the Closing Date.

     To secure the Principal Holders' indemnification for breaches of representations, warranties and covenants, the Principal Holders will each deposit into escrow with a third party escrow agent 30,000 shares (the "Indemnity Shares") of the JMED Common Stock to be received in the Merger pursuant to Section 1.6 of the Agreement and the Indemnification and Escrow Agreement attached thereto as Exhibit I (the "Escrow Agreement"). Under the Escrow Agreement, the escrow agent will hold the Indemnity Shares in escrow until March 31, 1998, at which time the escrow agent will disburse to the Principal Holders all but 10,000 of the Indemnity Shares except to the extent required to satisfy indemnification claims, if any, made by JMED under the Agreement. All remaining Indemnity Shares shall be released from the escrow and distributed to the Principal Holders on the later of: (i) the date upon which all pending claims by JMED or AAC for indemnification have been resolved or (ii) the earlier of (a) thirty (30) days following the completion of any and all audits of the federal and state tax returns of Abana for periods ending on or prior to the Closing Date or (b) September 15, 1999. During the term of the Escrow Agreement, the escrow agent shall disburse any dividends received with respect to the Indemnity Shares.

     In connection with your request that we furnish this opinion, certain representations have been made to us by the Company and the Principal Holders and certain assumptions have been made by us with respect to the existence of certain facts. These constitute material representations and assumptions relied upon by us as a basis for our opinion, and our opinion is conditioned upon the initial and continuing accuracy of these representations and assumptions. These representations and assumptions are substantially the same as the representations required by the Internal Revenue Service (the "IRS") in order to seek a private letter ruling with respect to the applicability of
Section 368(a)(1)(A) and (2)(D) of the Internal Revenue Code of 1986, as amended (unless otherwise stated, all

                                                             Appendix A - Page 2
references to Sections refer to the Internal Revenue Code of 1986, as amended), as set forth in Revenue Procedure 86-42, 1986-2 C.B. 722, section 7.03.
Although the IRS has announced that it will no longer issue advance rulings under Section 368(a)(1)(A), it did not revoke Revenue Procedure 86-42. Specifically, the Company and the Principal Holders have been represented to us that:

1. As of the date of this opinion, the fair value of the JMED Common Stock and other consideration receivable by the Shareholders will be approximately equal to the fair value of the Company Common Stock to be surrendered in the exchange.

2. There is no present plan or intention by the Principal Holders or, to the best of the Principal Holders' knowledge, any of the other Shareholders to sell, exchange or otherwise dispose of a number of shares of JMED Common Stock to be received in the Merger that would reduce the aggregate ownership of JMED Common Stock to a number of shares having a value, as of the date of the Merger, of less than 50 percent of the value of all of the formerly outstanding Company Common Stock as of the date of the Merger. For purposes of this representation, shares of the Company Common Stock and shares of JMED Common Stock held by the Shareholders and otherwise sold, redeemed, or disposed of prior to, or with respect to which there is a plan or intent to so sell, redeem or dispose of subsequent to, the Merger will be considered in making this representation.

3. AAC will acquire at least 90 percent of the fair value of the net assets and at least 70 percent of the fair value of the gross assets held by the Company immediately prior to the Merger. For purposes of this representation, the Company assets used to pay its reorganization expenses and all redemptions and distributions (except for regular, normal dividends) made by the Company immediately preceding the Merger will be included as assets of the Company held immediately prior to the Merger.

4. The liabilities of the Company assumed by AAC and the liabilities to which the transferred assets of the Company are subject were incurred by the Company in the ordinary course of business.

5. Neither JMED nor AAC will pay the expenses of the Company or the Shareholders incurred in connection with the Merger.

6. There is no intercorporate indebtedness existing between JMED and the Company or between AAC and the Company that was issued, acquired, or will be settled at a discount.

7. The Company is not under the jurisdiction of a court in a title 11 or similar case within the meaning of Section 368(a)(3)(A).

8. The fair value of the assets of the Company transferred to AAC will equal or exceed the sum of the liabilities assumed by AAC, plus the amount of liabilities, if any, to which the transferred assets are subject.

9.   No stock of AAC will be issued in the Merger.

10. The following representations pertain to the terms and conditions associated with the Escrow Agreement:

     (a) There is a valid business reason for establishing such escrow;

     (b) The Indemnity Shares will appear as issued and outstanding on the balance sheet of JMED and such stock is legally outstanding under applicable state law;

     (c) All dividends paid on the Indemnity Shares during the period of the Escrow Agreement will be distributed currently to the Principal Holders;
                                                           Appendix A - Page 3

         (d) All voting rights of the Indemnity Shares will be exercisable by or on behalf of the Principal Holders;

         (e) None of the Indemnity Shares are subject to restrictions requiring their return to JMED because of death, failure to continue employment, or similar restrictions;

         (f) All Indemnity Shares will be released from the escrow within 5 years from the Closing Date (except where there is a bona fide dispute as to whom the stock should be released);

         (g) The return of the Indemnity Shares will not be triggered by an event the occurrence or nonoccurrence of which is within the control of the Principal Holder;

         (h) The return of Indemnity Shares will not be triggered by the payment of additional tax or reduction in tax paid as a result of an IRS audit of the Company or the Principal Holders with respect to the Merger;

         (i) The mechanism for the calculation of the number of shares of the Indemnity Shares to be returned is objective and readily ascertainable; and

         (g) At least 50 percent of the number of shares of JMED Common Stock issued initially to Company Shareholders in the merger is not subject to such escrow arrangement.

     In addition to the above factual representations, we have assumed the existence of the following facts for purposes of rendering our opinion:

    1. Prior to the Merger, JMED will be in control of AAC within the meaning of Section 368(c).

    2. Following the Merger, AAC will not issue additional shares of its stock that would result in JMED losing control of AAC within the meaning of Section 368(c).

    3. JMED has no plan or intention to reacquire any of the JMED Common Stock issued in the Merger except for Indemnity Shares reacquired by JMED pursuant to the Escrow Agreement.

    4. JMED has no plan or intention to liquidate AAC; to merge AAC with and into another corporation; to sell or otherwise dispose of the AAC stock; or to cause AAC to sell or otherwise dispose of any of the assets of the Company acquired in the Merger, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C).

    5. Following the Merger, AAC will continue the historic business of the Company or use a significant part of the Company's historic business assets in a business.

    6. Neither the Company, JMED, nor AAC is an investment company as defined in Sections 368(a)(2)(F)(iii) and (iv).


    7. The JMED Common Stock exchanged by AAC in the Merger will be received by AAC immediately prior to and in connection with the Merger.


    8. The Merger will be carried out strictly in accordance with the terms of the Agreement.

    9. The Shareholders will receive cash in lieu of fractional shares of JMED in the Merger in accordance with Section 1.3 of the Agreement.

                                                            Appendix A - Page 4

     10. There are no other agreements, arrangements, or understandings among any of the Company, the Shareholders, JMED, and AAC other than those described or referenced in the Agreement.

     11. The Merger will constitute a statutory merger under the applicable laws of the State of Delaware.

     12. The Shareholders will not dispose of the JMED Common Stock received by the Shareholders in the Merger to such extent as to cause the Merger to not satisfy the continuity of proprietary interest requirement of Treasury Regulation Section 1.368-1(b).

LEGAL AUTHORITIES

     Section 368(a)(1)(A) defines a "reorganization" to include a statutory merger. Treasury Regulation Section 1.368-2(b)(1) provides that in order to qualify as a reorganization under Section 368(a)(1)(A) the transaction must be a merger effected pursuant to the corporation laws of the United States or a State or Territory or the District of Columbia.

     Section 368(a)(2)(D) provides that a transaction otherwise qualifying under Section 368(a)(1)(A) shall not be disqualified by reason of the fact that stock of a corporation which is in control, within the meaning of Section 368(c), of the acquiring corporation is used in the transaction if (i) the acquiring corporation acquires "substantially all of the properties" of the acquired corporation as a result of the transaction, and (ii) no stock of the acquiring corporation is used in the transaction.

     Control is defined in Section 368(c) as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation.

     Treasury Regulation Section 1.368-2(b)(2) provides that the term "substantially all" under Section 368(a)(2)(D) has the same meaning as it has in Section 368(a)(1)(C). The IRS provided in Revenue Ruling 57-518, 1957-2 C.B. 253 that the test for substantially all under Section 368(a)(1)(C) will depend on the facts and circumstances in each case rather than upon any particular percentage. For advance ruling purposes, the IRS indicated in Revenue Procedure 77-37, 1977-2 C.B. 568 that the "substantially all" requirement will be satisfied if there is a transfer of assets representing at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by the acquired corporation immediately prior to the transfer.

     Treasury Regulation Section 1.368-1(b) provides that requisite to a reorganization under Section 368(a) is a continuity of the business enterprise under the modified corporate form. Treasury Regulation Section 1.368-1(d)(2) provides that continuity of business enterprise requires that the acquiring corporation either (i) continue the historic business of the acquired corporation or (ii) use a significant portion of the acquired corporation's historic business assets in a business.

     Treasury Regulation Section 1.368-1(b) also provides that requisite to a reorganization under Section 368(a)(1) is a continuity of interest in the business enterprise on the part of those persons who, directly or indirectly, were the owners of the enterprise prior to the reorganization. For advance ruling purposes, the IRS provided in Revenue Procedure 77-37, 1977-2 C.B. 568 that the continuity of interest requirement is satisfied if there is a continuing interest through stock ownership in the acquiring corporation (or a corporation in control thereof) on the part of the direct or indirect former owners of the acquired corporation which is equal in value, as of the effective date of the reorganization, to at least 50 percent of the value of all of the formerly outstanding stock of the acquired corporation as of the same date. Sales, redemptions, and other dispositions of stock occurring prior or subsequent to the plan of reorganization will be considered in determining whether there is a 50 percent continuing interest


                                                           Appendix A - Page 5
through stock ownership as of the effective date of the reorganization.
Revenue Procedure 77-37, by its terms, does not define, as a matter of law, the lower limits of continuity of interest. See, e.g., John A. Nelson Co. v. Helvering, 296 U.S. 374 (1935); Helvering v. Minnesota Tea Co., 296 U.S. 378
(1935); Miller v. Commissioner, 84 F.2d 415 (6th Cir. 1936).

     The direct or indirect owners of the acquired corporation must not plan or intend, at the time of the reorganization, to sell, exchange or otherwise dispose of a number of shares of the stock of the acquiring corporation (or the corporation in control thereof) received in the reorganization that would negate the required continuity of interest in the acquiring corporation under Treasury Regulation Section 1.368-1(b); if they do have such a plan or intent, any post-reorganization sales of such stock will be taken into account in determining whether the continuity of interest requirement is satisfied. See e.g., McDonald's Restaurants of Illinois v. Commissioner, 688 F.2d 520 (7th Cir. 1982); Penrod v. Commissioner, 88 T.C. 1415 (1987).

     In Revenue Procedure 84-42, 1984-1 C.B. 521, the IRS stated that in reorganization transactions a portion of the stock issued in exchange for the requisite stock or property may be placed in escrow by the exchanging shareholders for possible return to the issuing corporation under specified conditions provided that: (i) there is a valid business reason for establishing the arrangement; (ii) the stock subject to such arrangement appears as issued and outstanding on the balance sheet of the issuing corporation and such stock is legally outstanding under applicable state law; (iii) all dividends paid on such stock will be distributed currently to the exchanging shareholders; (iv) all voting rights of such stock are exercisable by or on behalf of the shareholders or their authorized agent; (v) no shares of such stock are subject to restrictions requiring their return to the issuing corporation because of death, failure to continue employment, or similar restrictions; (vi) all such stock is released from the arrangement within 5 years from the date of the consummation of the transaction (except where there is a bona fide dispute as to whom the stock should be released), (vii) at least 50 percent of the number of shares of each class of stock issued initially to the shareholders is not subject to the arrangement; (viii) the return of stock will not be triggered by an event the occurrence or nonoccurrence of which is within the control of the shareholders; (ix) the return of stock will not be triggered by the payment of additional tax or reduction in tax paid as a result of an audit by the IRS of the shareholders or the corporation; and (x) the mechanism for the calculation of the number of shares of stock to be returned is objective and readily ascertainable.

     Section 354(a)(1) provides the general rule that no gain or loss shall be recognized if stock or securities in a corporation a party to a reorganization are, in pursuance of the plan of reorganization, exchanged solely for stock or securities in such corporation or in another corporation a party to the reorganization. Section 368(b)(2) defines a party to a reorganization to include in the case of a reorganization under Section 368(a)(2)(D) the acquired corporation, the acquiring corporation, and the corporation in control of the acquiring corporation.

     Section 1223(l) provides that in determining the period for which the taxpayer has held property received in an exchange, there shall be included the period for which he held the property exchanged if the property has, for the purpose of determining gain or loss from a sale or exchange, the same basis in whole or part in his hands as the property exchanged and the property exchanged at the time of such exchange was a capital asset as defined in Section 1221.

     Section 361(a) provides the general rule that no gain or loss shall be recognized to a corporation if such corporation is a party to a reorganization and exchanges property, in pursuance of the plan of reorganization, solely for stock or securities in another corporation a party to the reorganization.

     Section 358(a)(1) provides that in the case of an exchange to which
Section 354 applies, the basis of the property permitted to be received under
Section 354 without the recognition of gain or loss shall be the same as that of the property exchanged.



                                                        Appendix A - Page 6

OPINIONS

     Based upon the facts, representations, and assumptions set forth above, the authorities and ruling policies of the IRS discussed above as applied to those facts, representations, and assumptions and conditioned upon the initial and continuing accuracy of the representations and assumptions set forth above, it is our opinion that:

    1. The Merger will constitute a reorganization within the meaning of Sections 368(a)(1)(A) and (2)(D), and the Company, AAC, and JMED will each be a party to the reorganization within the meaning of Section 368(b).

    2. No gain or loss will be recognized by the Shareholders upon the receipt of shares of JMED Common Stock in exchange for shares of the Company Common Stock pursuant to the Merger.

    3. Shareholders who receive cash in lieu of fractional shares of JMED Common Stock will recognize gain to the extent the amount of cash received exceeds the tax basis of the fractional JMED Common Stock interest or recognize loss to the extent the tax basis of the fractional JMED Common Stock interest exceeds the amount of cash received. Such gain or loss shall be long term capital gain or loss, provided the Company Common Stock was held as a capital asset for at least one year immediately prior to the Merger.

    4. The tax basis of the shares of JMED Common Stock to be received by each of the Shareholders in the Merger will be the same as the tax basis for its Company Common Stock.

    5. The holding period of the JMED Common Stock received by the Shareholders in the Merger will include the holding period of the shares of the Company Common Stock exchanged therefor, provided the Company Common Stock was held as a capital asset immediately before the Merger.

    6. No gain or loss will be recognized by the Company upon the transfer of its assets to AAC pursuant to the Merger.

     In rendering our opinions, we have considered and relied upon the authorities and ruling policies of the IRS discussed above, all of which are subject to change prospectively and retroactively. No assurance can be given that the federal income tax consequences of the Merger under subsequent legislation, Treasury Regulations, administrative rulings and interpretations, or judicial decisions will be the same as the federal income tax consequences stated in this opinion.

     We have rendered the foregoing opinions as of the date hereof, and we do not undertake to supplement our opinions with respect to factual matters or changes in the law which may hereafter occur.

     We express no opinion as to the tax treatment of the Merger under the provisions of any other Sections of the Code which may also be applicable thereto or to the tax treatment of any conditions existing at the time of, or effects resulting from, the transactions which are not specifically addressed in the foregoing opinions.

     Our opinions expressed herein are given to you by us solely for your use and are not to be quoted or otherwise referred to or furnished to any governmental agency (other than to the Securities and Exchange Commission as an exhibit to the Registration Statement or to the IRS in connection with an examination of the Merger) or to other persons without our prior written consent. We hereby consent to the use of our name under "Certain Federal Income Tax Consequences" in the Registration Statement and the filing of a copy of this opinion as an exhibit to the Registration Statement.

                                                 Sincerely,



                                                 Sirote & Permutt, P.C.


                                                        Appendix A - Page 7

APPENDIX B

                        DELAWARE GENERAL CORPORATION LAW

     Section  262. APPRAISAL RIGHTS.

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251, Section 252, Section 254, Section 257,
Section  258, Section  263 or Section  264 of this title:

     (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsections (f) or (g) of Section 251 of this title.

     (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Section Section 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

                 a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

                 b. Shares of stock of any other corporation, or
                       depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

                 c. Cash in lieu of fractional shares or fractional
                       depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or


                                                        Appendix B - Page 1

                 d. Any combination of the shares of stock, depository
                       receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.


     (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

     (d)  Appraisal rights shall be perfected as follows:

     (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

     (2) If the merger or consolidation was approved pursuant to Section 228 or 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the


                                                       Appendix B - Page 2
consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.


     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.


                                                            Appendix B - Page 3

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.












                                                            Appendix B - Page 4

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